Form 10-K, Exhibit 13
period 1994-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 1994-08-26
CIK 355948

The following portions of the Company's Annual Report to Stockholders for the Year Ended May 31, 1994 are incorporated by reference. The page numbers as indicated are the same as the printed copy which was distributed to the shareholders.

Five-Year Financial Review
Statement of Operations Data
                                                                Year Ended May 31
(in thousands, except per share amounts)             1994       1993       1992       1991       1990
                                                   --------   --------   --------   --------   --------
Net sales                                          $172,094   $159,215   $158,789   $161,146   $160,101
Cost of products sold                               124,703    111,620    109,600    115,401    105,637
Phase-down of manufacturing operations (1)           26,500         --         --     20,000         --
Special charges (2)                                      --         --         --         --      8,000
Selling, general and administrative expenses         41,226     38,070     40,947     41,890     39,778
Other expense, net                                    5,874      5,023      5,385      8,397      6,099
                                                   --------   --------   --------   --------   --------
Income (loss) before income taxes
 and extraordinary item                             (26,209)     4,502      2,857    (24,542)       587
Income tax provision (benefit)                       (6,400)     1,700      1,150     (8,329)      (425)
                                                   --------   --------   --------   --------   --------
Income (loss) before extraordinary item             (19,809)     2,802      1,707    (16,213)     1,012
Extraordinary gain on bond repurchase                    --         --         --      2,290         --
                                                   --------   --------   --------   --------   --------
Net income (loss)                                  $(19,809)    $2,802     $1,707   $(13,923)    $1,012
                                                   ========   ========   ========   ========   ========
Net income (loss) per share:
 Before extraordinary item                           $(1.75)      $.25       $.15     $(1.46)      $.09
 Extraordinary gain on bond repurchase                   --         --         --        .21         --
                                                   --------   --------   --------   --------   --------
  Net income (loss) per share                        $(1.75)      $.25       $.15     $(1.25)      $.09
                                                   ========   ========   ========   ========   ========
Dividends per common share                             $.16       $.16       $.16       $.16       $.16
                                                   ========   ========   ========   ========   ========
Balance Sheet and Other Data                                              May 31
(dollars in thousands)                               1994       1993       1992       1991       1990
                                                   --------   --------   --------   --------   --------
Receivables                                         $34,901    $30,267    $27,488    $26,711    $30,675
Inventories                                          73,863     86,955     84,427     88,661     80,477
Working capital, net                                 96,494    103,987    103,165     97,332    100,172
Investments                                          17,836     29,080     28,785     31,056     49,865
Property, plant and equipment, net                   16,932     36,242     39,328     42,013     32,006
Total assets                                        179,532    205,043    205,837    214,723    215,689
Long-term debt                                       86,421     98,855    101,456    103,163     99,610
Stockholders' equity                                 52,573     75,417     76,009     73,383     89,779
Employees                                               654        683        655        693        727
Stockholders                                            785        778        819        789        732


(1) In 1991, the Company established a $20,000,000 provision for the estimated costs of the settlement of the Department of Justice investigation and related matters and the phase-down of domestic manufacturing operations. In 1994, the Company established a $26,500,000 provision, which included $21,400,000 for the estimated costs of a plan to dispose of its manufacturing operations in Brive, France, and $5,100,000 for incremental costs related to the 1991 provision.
(2) Includes special charges for manufacturing restructuring costs and disposal of inventory at reduced values.

Management's Discussion and Analysis
Results of Operations
Sales Analysis
	The Company operates in one industry segment as a value-added distributor of electronic components, including electron and special purpose vacuum tubes and semiconductors. The marketing and sales organization of the Company is divided into four strategic business units (SBUs): Electron Device Group (EDG), Solid State and Components (SSC), Display Products Group (DPG) and Security Systems Division (SSD). Consolidated sales in fiscal 1994 were a record $172.1 million, detailed by SBU as follows:

(in thousands)                        1994       1993       1992
                                    --------   --------   --------
 Electron Device Group               $91,736    $97,846   $102,783
 Solid State and Components           42,274     31,619     27,388
 Display Products Group               27,150     19,076     16,278
 Security Systems Division            10,934     10,674     12,340
                                    --------   --------   --------
      Consolidated                  $172,094   $159,215   $158,789
                                    ========   ========   ========

	On a geographic basis, United States sales increased 4% in 1993 and 11% in 1994 to $93.0 million. International sales declined 4% in 1993, but increased 5% in 1994 to $79.1 million. International sales were negatively impacted in 1993 and 1994 by economic conditions, particularly in Europe, and by changes in exchange rates as the U.S. dollar strengthened. Approximately one-third of the Company's sales are denominated in currencies other than the U.S. dollar. Foreign exchange rate changes reduced these sales by an average of 9% in 1994 and 6% in 1993.
	Sales trends are analyzed for each strategic business unit in the following sections. (Chart amounts are in millions).

Electron Device Group
	(Sales trend chart inserted here, reflecting following sales data:
	1990- $123.6, 1991- $115.9, 1992- $102.8, 1993- $97.80, 1994- $91.7)

	The vacuum tube industry, in which EDG operates, is characterized by mature products, the emergence of tube rebuilders, and vigorous price competition. EDG sales results reflect the effects of this market environment, declining 5% in 1993 and 6% in 1994, to $91.7 million. Several initiatives are underway to provide new growth areas for EDG. Primary among these is the Group's entry into the medical electronics replacement market. Demand for x-ray, computed tomography (CT), medical resonance imaging (MRI) and radiation therapy components is expected to increase in response to the desire to control rising medical costs. International sales represented 54%, 55% and 56% of EDG's sales in 1994, 1993 and 1992, respectively.

Solid State and Components
	(Sales trend chart inserted here, reflecting following sales data:
	1990- $20.3, 1991- $23.9, 1992- $27.4, 1993- $31.6, 1994- $42.3)

	This group operates in several markets, including the highly competitive and rapidly growing wireless and telecommunications markets. Sales increased 15% in 1993 and 34% in 1994 to $42.3 million. The reorganization and expansion of the sales force on a specialty basis was a major factor in the acceleration of SSC's growth rate. A significant portion of the increase in sales represents expansion of product lines and the addition of major manufacturers of RF and microwave components to support expanding technologies. SSC's international sales are increasing, but not as rapidly as domestic sales. As a result, international sales represented 37%, 40% and 41% of SSC's sales in 1994, 1993 and 1992, respectively.

Display Products Group
	(Sales trend chart inserted here, reflecting following sales data:
	1990- $7.4, 1991- $10.9, 1992- $16.3, 1993- $19.1, 1994- $27.2)

	DPG sales increased 17% in 1993 and 42% in 1994 to $27.2 million. Sales growth in North America benefited from the implementation of the specialty sales force and the addition of significant new customers for major original equipment manufacturer and multi-vendor repair programs. Sales growth is expected to continue in the replacement market for cathode ray tubes and related products. The product mix for DPG is shifting from monochrome CRTs to higher priced color CRTs, which have increased from 6% of units sold in 1992 to 9% in 1993 and 20% in 1994. International sales represented 33%, 30% and 29% of DPG's sales in 1994, 1993 and 1992, respectively.

 Security Systems Division
	(Sales trend chart inserted here, reflecting following sales data:
	1990- $8.8, 1991- $10.5, 1992- $12.3, 1993- $10.7, 1994- $10.9)

	This group's sales grew 2% in 1994 to $10.9 million, after a 13% decline in 1993. In response to the 1993 results, the Company reorganized SSD to specialize primarily in closed circuit television and other security related products. This strategy contributed to the 1994 sales growth. International sales, primarily in Canada, represented 40%, 34% and 37% of SSD's sales in 1994, 1993 and 1992, respectively.

Cost of Sales and Gross Margins
	The following table shows the product margin on distribution activities and reconciles to the gross margins reported in the Statements of Operations:

(% of sales)                                 1994       1993       1992
                                           -------    -------    -------
Product margin on distribution              32.2 %     33.8 %     35.2 %
Manufacturing underabsorption,
 inefficiencies and warranties              (2.9)%     (2.2)%     (2.5)%
Overstock provisions                        (0.9)%     (0.8)%     (1.0)%
Other costs                                 (0.9)%     (0.9)%     (0.7)%
                                           -------    -------    -------
 Gross margin                               27.5 %     29.9 %     31.0 %
                                           =======    =======    =======

	The distribution margin fluctuations reflect the effects of higher product costs, foreign exchange rate variations, changes in product mix and, in 1993 and 1994, the inclusion of value-added costs in the cost of the product. This reclassification from selling expense was made to provide better cost data, to improve pricing decisions and to encourage productivity improvements. Average selling prices, excluding the effects of foreign currency changes, increased 0.7% in 1994 and 2.1% in 1993.
	Gross margins for all three years were negatively impacted by underutilization of capacity, manufacturing inefficiencies and manufactured product warranties at both of the Company's facilities. These persistent problems have distracted the Company from its primary focus as a value-added distributor. Management has therefore developed a plan to phase down its involvement in manufacturing operations. In developing this plan, the Company solicited offers for the sale of the Brive, France operation from strategic buyers, including local management who has expressed preliminary interest in a management buy-out.
	At May 31, 1994, the Company recorded a charge of $26.5 million to provide for the anticipated costs and asset write-downs from the phase-down of its involvement in manufacturing operations. Of the related charge, $21.4 million consists of asset write-downs and costs related to management's plan to sell or dispose of the Brive facility. The balance of $5.1 million is an increase in the provision for the phase-down of domestic manufacturing operations and settlement of certain litigation, originally established at $20.0 million in 1991. Details of management's plan, the related costs and employees affected are presented in Note B to the accompanying consolidated financial statements.
	As part of any sale, the Company intends to enter into purchase commitments with the buyer in order to assure an uninterrupted source of supply for Richardson's customers. It is anticipated that the higher earnings levels and stability which will result from the elimination of manufacturing inefficiencies will be partially offset by reduced profit margins on distributed product.

Selling, General and Administrative Expenses
	Selling, general and administrative expense represented 24.0% of sales in 1994, 23.9% in 1993 and 25.8% in 1992. The 1993 reduction reflects the reclassification of value-added costs to cost of sales (1.1% of sales) and a cost reduction program initiated in the third quarter of fiscal 1992.

Other (Income) Expense
	Investment income was $2.4 million in 1994, $3.2 million in 1993 and $1.9 million in 1992. The decrease in 1994 reflects lower investment levels and lower realized capital gains. The 1993 increase over 1992 was due to higher realized capital gains. Interest expense remained essentially the same for all three years. The remaining other (income) expense is primarily the result of foreign exchange (gains) losses, which were $0.6 million in 1994, $0.5 million in 1993 and $(0.3) million in 1992.

Income Tax Provision
	The effective tax rates were 24% in fiscal 1994, 38% in 1993 and 40% in 1992. The 1994 rate differs from the 34% U.S. statutory rate as a result of the provision for the sale or disposition of the Company's French manufacturing operations, which for financial reporting purposes resulted in a U.S. tax benefit at a lower rate (See Note F to the accompanying consolidated financial statements). The rates in 1993 and 1992 were higher than the federal statutory rate due to state income taxes and foreign net operating losses for which no benefit has been realized.

Net Income (Loss) and per Share Data
	Net income (loss) was $(19.8) million in 1994, $2.8 million in 1993 and $1.7 million in 1992. The 1994 loss includes the provision for the phase-down of manufacturing operations, which had an after-tax effect of $(19.5) million, or $(1.73). Net income (loss) per share was $(1.75), $.25 and $.15, respectively.

Financial Condition
Liquidity
	Liquidity is provided by the operating contributions of the Company, adjusted for non-cash items, and is reduced by debt service, capital equipment and working capital requirements.
	Cash provided by operations, exclusive of working capital requirements, was $5.8 million in fiscal 1994, $9.1 million in 1993 and $12.8 million in 1992. Higher working capital requirements of $8.1 million in 1994, $3.1 million in 1993 and $4.4 million in 1992 and debt service and dividend payments were met from cash generated by operations and by liquidation of investments.
	Working capital requirements included higher receivables resulting from strong fourth quarter sales in 1993 and 1994, and, in 1994, the payment of a $2 million IRS tax settlement. The Company's market niche as a distributor of electron tubes and semiconductors for replacement results in relatively high levels of inventory due to the nature of the product carried and the markets served. Many of these products represent trailing edge technology which may not be available from other sources, and may not be currently manufactured. Also, in many cases, the products are components of production equipment for which immediate availability is critical to the customer.
	Cash requirements in 1995 in addition to routine disbursements for debt repayment, dividends and capital expenditures are expected to include approximately $6.3 million for severance, legal and other costs related to the phase-down of manufacturing operations.

Financing
	In March 1994, the Company entered into a $13 million term loan agreement. The proceeds were used to repay then outstanding term loans.
	In connection with the December 1986 debt issuance, certain restrictions were placed on the Company relating to the purchase of treasury stock and the payment of cash dividends. At May 31, 1994, $1.0 million was free of such restrictions. Payment of dividends will be considered quarterly.

Investments
	At May 31, 1994, the Company's non-current investments totaled approximately $17.8 million. Management regularly monitors its investment portfolio performance, including its high-yield bonds. These funds are being maintained for corporate purposes, which may include short-term operating needs, and the evaluation of joint venture or potential acquisition candidates. Effective May 31, 1994, the Company adopted a new accounting principle whereby the portfolio is carried at fair market value. (See Note D to the accompanying consolidated financial statements for further information.)

Currency Fluctuations
	The Company's foreign denominated assets and liabilities are accounts receivable, accounts payable and bank loans, primarily in member countries of the European community, and, to a lesser extent, in Canada, Singapore and Japan. The Company monitors its foreign exchange exposures and will enter into forward contracts to hedge significant transactions. Other tools used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

Consolidated Balance Sheets
                                                                May 31
(in thousands)                                            1994         1993
                                                       ---------    ---------
Assets
Current assets
 Cash and equivalents                                     $9,739       $7,098
 Receivables, less allowance of $1,405 and $1,456         34,901       30,267
 Inventories - Note A                                     73,863       86,955
 Assets held for disposition, less valuation
  reserve of $15,832 - Notes B and E                      10,274         --
 Other                                                     8,190        7,967
                                                       ---------    ---------
   Total current assets                                  136,967      132,287

Investments - Note D                                      17,836       29,080
Property, plant and equipment, net - Note A               16,932       36,242
Other assets - Note A                                      7,797        7,434
                                                       ---------    ---------
   Total assets                                         $179,532     $205,043
                                                       =========    =========
Liabilities and stockholders' equity
Current liabilities
 Accounts payable                                        $10,925      $11,902
 Liabilities related to disposition - Note B              15,842         --
 Accrued expenses - Note G                                11,839       13,264
 Current portion of long-term debt - Note E                1,867        3,134
                                                       ---------    ---------
   Total current liabilities                              40,473       28,300
Long-term debt, less current portion - Note E             86,421       98,855
Deferred income taxes - Note F                                65        2,471
                                                       ---------    ---------
   Total liabilities                                     126,959      129,626
                                                       ---------    ---------
Stockholders' equity - Notes E and H
 Common Stock, $.05 par value                                403          401
 Class B Common Stock, convertible, $.05 par value           162          162
 Preferred Stock, $1.00 par value                           --           --
 Additional paid-in capital                               49,352       49,158
 Retained earnings                                         4,912       26,475
 Foreign currency translation adjustment                  (2,383)        (779)
 Market appreciation on investments, net of
  tax - Note D                                               127         --
                                                       ---------    ---------
   Total stockholders' equity                             52,573       75,417
                                                       ---------    ---------
   Total liabilities and stockholders' equity           $179,532     $205,043
                                                       =========    =========
See notes to consolidated financial statements

Consolidated Statements of Operations
                                                     Year Ended May 31
(in thousands, except per share amounts)        1994        1993        1992
                                             ---------   ---------   ---------
Net sales                                     $172,094    $159,215    $158,789
Costs and expenses:
 Cost of products sold                         124,703     111,620     109,600
 Phase-down of manufacturing operations
  - Note B                                      26,500          --          --
 Selling, general and administrative
   expenses                                     41,226      38,070      40,947
                                             ---------   ---------   ---------
                                               192,429     149,690     150,547
                                             ---------   ---------   ---------
   Operating income (loss)                     (20,335)      9,525       8,242
Other (income) expense:
 Interest expense                                7,631       7,676       7,783
 Investment income - Note D                     (2,442)     (3,216)     (1,902)
 Other                                             685         563        (496)
                                             ---------   ---------   ---------
                                                 5,874       5,023       5,385
                                             ---------   ---------   ---------
   Income (loss) before income taxes           (26,209)      4,502       2,857
Income tax provision (benefit) - Note F         (6,400)      1,700       1,150
                                             ---------   ---------   ---------
   Net income (loss)                          $(19,809)     $2,802      $1,707
                                             =========   =========   =========
Net income (loss) per share                     $(1.75)       $.25        $.15
                                             =========   =========   =========
Average shares outstanding                      11,299      11,335      11,230
                                             =========   =========   =========
Dividends per common share                        $.16        $.16        $.16
                                             =========   =========   =========
See notes to consolidated  financial statements.

Consolidated Statements of Cash Flows
                                                      Year Ended May 31
(in thousands)                                  1994        1993        1992
                                             ---------   ---------   ---------
Operating Activities:
Net income (loss)                             $(19,809)     $2,802      $1,707
Adjustments to reconcile net income
 (loss) to cash (used in) provided by
 operating activities:
  Depreciation                                   4,753       5,150       4,812
  Amortization of intangibles and
   financing costs                                 964       1,353       1,149
  Deferred income taxes                         (6,717)       (309)      4,660
  Stock contribution to employee
   ownership plan                                  125         125         500
  Phase-down of manufacturing operations
   - Note B                                     26,500          -           -
                                             ---------   ---------   ---------
   Net adjustments                              25,625       6,319      11,121
                                             ---------   ---------   ---------
   Net income (loss) adjusted for
    non-cash items                               5,816       9,121      12,828

Changes in working capital, net of
 effects of currency translation:
  Receivables                                   (5,132)     (3,182)       (215)
  Inventories                                    1,197      (3,574)      5,492
  Other current assets                            (928)      1,105        (382)
  Accounts payable                                (770)      1,728      (4,783)
  Accrued expenses                              (2,485)        812      (4,547)
                                             ---------   ---------   ---------
   Net changes in working capital               (8,118)     (3,111)     (4,435)
                                             ---------   ---------   ---------
   Net cash (used in) provided by
    operating activities                        (2,302)      6,010       8,393
                                             ---------   ---------   ---------
Financing Activities:
 Proceeds from borrowings                       13,770       6,390       1,320
 Payments on debt                              (16,641)     (8,811)     (5,191)
 Proceeds from sale of common stock                 71         118         114
 Cash dividends                                 (1,754)     (1,749)     (1,739)
                                             ---------   ---------   ---------
   Net cash used in financing activities        (4,554)     (4,052)     (5,496)
                                             ---------   ---------   ---------
Investing Activities:
 Capital expenditures                           (2,164)     (2,313)     (3,186)
 Reduction (increase) in investments            11,453        (295)      2,271
 Other                                             208        (325)        528
                                             ---------   ---------   ---------
   Net cash provided by (used in)
    investing activities                         9,497      (2,933)       (387)
                                             ---------   ---------   ---------
   Increase (decrease) in cash and
    equivalents                                  2,641        (975)      2,510

Cash and equivalents at beginning
 of year                                         7,098       8,073       5,563
                                             ---------   ---------   ---------
   Cash and equivalents at end of year          $9,739      $7,098      $8,073
                                             =========   =========   =========
See notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity

                         Shares Issued            Addi-
                        ---------------          tional                             Market
(shares and dollars            Class B    Par   Paid-in Treasury Retained  Foreign  Appre-
   in thousands)        Common  Common   Value  Capital   Stock  Earnings Currency ciation  Total
                        ------  ------  ------  -------  ------  -------  -------  ------  -------
Balance June 1, 1991     7,941   3,250    $559  $48,691   $(824) $25,892    $(935)   $ --  $73,383
Shares contributed to
 ESOP - Note I              20      --       1      113     824     (438)      --      --      500
Shares issued under
 ESPP and stock
 option plan - Note H       24      --       1      113      --       --       --      --      114
Conversion of Class B
 to Common shares            2      (2)     --       --      --       --       --      --       --
Dividends                   --      --      --       --      --   (1,739)      --      --   (1,739)
Currency translation        --      --      --       --      --       --    2,044      --    2,044
Net income                  --      --      --       --      --    1,707       --      --    1,707
                        ------  ------  ------  -------  ------  -------  -------  ------  -------
Balance May 31, 1992     7,987   3,248     561   48,917      --   25,422    1,109      --   76,009
Shares contributed to
 ESOP - Note I              15      --       1      124      --       --       --      --      125
Shares issued under
 ESPP and stock
 option plan - Note H       17      --       1      117      --       --       --      --      118
Dividends                   --      --      --       --      --   (1,749)      --      --   (1,749)
Currency translation        --      --      --       --      --       --   (1,888)     --   (1,888)
Net income                  --      --      --       --      --    2,802       --      --    2,802
                        ------  ------  ------  -------  ------  -------  -------  ------  -------
Balance May 31, 1993     8,019   3,248     563   49,158      --   26,475     (779)     --   75,417
Shares contributed to
 ESOP - Note I              20      --       1      124      --       --       --      --      125
Shares issued under
 ESPP and stock
 option plan - Note H       17      --       1       70      --       --       --      --       71
Dividends                   --      --      --       --      --   (1,754)      --      --   (1,754)
Currency translation        --      --      --       --      --       --   (1,604)     --   (1,604)
Cumulative effect of
 adoption of FASB
 statement 115 - Note D     --      --      --       --      --       --       --     127      127
Net loss                    --      --      --       --      --  (19,809)      --      --  (19,809)
                        ------  ------  ------  -------  ------  -------  -------  ------  -------
Balance May 31, 1994     8,056   3,248    $565  $49,352   $  --   $4,912  $(2,383)   $127  $52,573
                        ======  ======  ======  =======  ======  =======  =======  ======  =======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A -- Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories:  Inventories are stated at the lower of cost or market.
Inventory costs determined using the last-in, first-out (LIFO) method represent 78% and 74% of total inventories at May 31, 1994 and 1993, respectively. The remaining inventories are costed on the first-in, first-out
(FIFO) method. If the FIFO method, which approximates current costs, had been used for all inventories, the total amount of inventories would have been increased by $5,653,000 and $5,288,000 at May 31, 1994 and 1993, respectively. The components of inventories are as follows (1994 amounts reflect reclassifications and write-downs of $10,989,000, as explained in Note B):
                                                   May 31
(in thousands)                              1994            1993
                                          --------        --------
Finished products                          $72,136         $76,294
Work in process                              1,049           3,961
Materials                                      678           6,700
                                          --------        --------
   Total inventories                       $73,863         $86,955
                                          ========        ========

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Property, plant and equipment consist of the following (1994 amounts reflect reclassifications and write-downs of $15,738,000, as explained in Note B):
                                                   May 31
(in thousands)                              1994            1993
                                          --------        --------
Land and improvements                       $2,618          $3,035
Buildings and improvements                  18,508          31,283
Machinery and equipment                     20,482          29,013
                                          --------        --------
   Property at cost                         41,608          63,331
Accumulated depreciation                   (24,676)        (27,089)
                                          --------        --------
   Property, net                           $16,932         $36,242
                                          ========        ========

Other Assets: Goodwill and other deferred charges are amortized using the straight-line method over the expected economic life of the assets. Deferred financing costs are amortized over the term of the related indebtedness by the interest method. Deferred income taxes reverse as benefits are realized. Other assets consist of the following (1994 amounts reflect reclassifications and write-downs of $1,981,000, as explained in Note B):
                                                   May 31
(in thousands)                              1994            1993
                                          --------        --------
Deferred income taxes                       $3,470             $ -
Deferred financing costs                     2,634           2,927
Goodwill                                     3,651           4,985
Other deferred charges                       1,609           6,399
                                          --------        --------
   Other assets, at cost                    11,364          14,311
Accumulated amortization                    (3,567)         (6,877)
                                          --------        --------
   Other assets, net                        $7,797          $7,434
                                          ========        ========

Foreign Currency Translation: Foreign currency transactions and financial statements are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations were $(607,000), $(480,000), and $260,000 in 1994, 1993 and 1992, respectively. Gains and losses resulting from translation of foreign financial statements are credited or charged directly to a separate component of shareholders' equity.

Revenue Recognition:  Revenues are recorded when shipments are made.

Income Taxes: Deferred tax liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates and laws.

Earnings per Share: Earnings per share are based on the weighted average number of Common and Class B shares outstanding and share equivalents that would arise from the exercise of stock options. The 7 1/4% Convertible Subordinated Debentures were not included as share equivalents because the effect of conversion would be anti-dilutive.

Reclassification: Certain balance sheet items at May 31, 1993 and certain statement of cash flow items for 1992 and 1993 were restated to conform to the 1994 financial statement presentation.

Note B -- Phase-down of Manufacturing Operations
	In 1994, the Company recorded a charge of $26,500,000 to provide for the anticipated costs and asset write-downs from the phase-down of its involvement in manufacturing operations. Of the related charge, $21,400,000 consists of the write-down of assets to net realizable value and the accrual of severance and other costs associated with the Brive facility. The balance of the charge, $5,100,000, relates to an increase in the provision for the phase-down of domestic manufacturing operations and settlement of certain litigation, originally established at $20,000,000 in 1991. The increase in the original estimate relates primarily to remaining inventory after substantially completing the market requirements program started in 1991.

	The Brive operations, which were acquired in 1989, have consistently operated at a loss as a result of under-utilization of capacity, manufacturing inefficiencies and product warranty claims. While considerable progress has been made in improving product quality, continuing under-utilization and inefficiencies have detracted from the Company's primary focus as a value-added distributor. In developing its plan, management solicited offers for the sale of the Brive operations from strategic buyers, including local management who has expressed preliminary interest in a management buy-out.
The Board of Directors has authorized the Company to pursue the management buy-out proposal as well as other alternatives.
	The major components of these provisions are listed in the following table. The asset write-downs represent non-cash items, while the remaining charges are expected to require future cash outlays.
                                           French         Domestic
(in thousands)                           Operations      Operations
                                          --------        --------
Asset write-downs to net
 realizable value                          $15,832          $3,738
Severance and related costs                  2,580             533
Operating loss until disposition             1,366               -
Other costs                                  1,622             829
                                          --------        --------
   Provision for phase-down                $21,400          $5,100
                                          ========        ========

	Asset write-downs are primarily for net property, inventory and intangible assets, including goodwill and purchased manufacturing technology. Severance costs reflect the retirement or termination of 54 employees in France and 7 employees in the United States. Other costs for the French operations include the translation loss on investment and appraisal and related costs. Other costs for the phase-down of domestic operations include provisions for estimated legal and environmental clean-up costs.
	The assets, adjusted to net realizable value, and the liabilities of the French manufacturing operations have been segregated and classified as current assets and liabilities on the balance sheet at May 31, 1994.
	Management's plans for the sale or disposition of French manufacturing operations and for the phase-down of domestic manufacturing operations will be completed during fiscal 1995. The French provision is based on the successful completion of the management buy-out agreement or similar alternative. If such an agreement is not completed, revision of the estimated cost of the phase-down will be required for additional severance and for any incremental net asset impairment resulting from such change in circumstances. Management estimates the potential impact on net income of such a revision to be less than $4 million.

Note C -- Marketing Agreements
	The Company has entered into several marketing distribution agreements with various manufacturers in the electron tube and semiconductor businesses. The most significant is a distribution agreement with the Electron Device Group of Varian Associates, Inc. Product sales under this distribution agreement or prior agreements accounted for 18%, 20% and 25%, of net sales of the Company in fiscal 1994, 1993 and 1992, respectively.

Note D -- Investments
	In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (the Statement). The Company adopted the provisions of the Statement for investments held as of May 31, 1994. The Statement requires investments to be classified as trading, available-for-sale or held-to-maturity. Management has determined these investments are properly classified as available-for-sale.
In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect, at May 31, 1994, of adopting the Statement increased shareholders' equity by $127,000 (net of $82,000 in deferred income taxes) to reflect the net unrealized gains on securities classified as available-for-sale previously carried at cost.
	The investment portfolio at May 31, 1993 is stated at cost. Under the Statement, the investment portfolio at May 31, 1994 is stated at fair value based on quoted market prices or dealers' quotes and consists of securities available-for-sale, as follows:
                                               Gross      Gross    Estimated
                                            Unrealized Unrealized    Fair
(in thousands)                      Cost       Gains     Losses      Value
                                   -------    -------    -------    -------
At May 31, 1994:
 Corporate bonds                    $8,357        $18       $(35)    $8,340
 Convertible bonds                   1,954        152        (39)     2,067
 Other bonds                         1,318         48        (27)     1,339
 Equity securities                   5,998        349       (257)     6,090
                                   -------    -------    -------    -------
   Total investments               $17,627       $567      $(358)   $17,836
                                   =======    =======    =======    =======
At May 31, 1993:
 Equity securities                  $5,466       $264      $(257)    $5,473
 Total investments                 $29,080        (a)        (a)    $28,892
(a) Not reported in 1993

The maturity schedule for securities available-for-sale at May 31, 1994 is as follows:
                                                                   Estimated
                                                                     Fair
(in thousands)                                            Cost      Value
                                                         -------    -------
Due in one year or less                                   $3,866     $3,882
Due after one year through five years                      6,053      6,089
Due after five years through ten years                       773        707
Due after ten years                                          937      1,068
                                                         -------    -------
   Total bonds                                            11,629     11,746
Equity securities                                          5,998      6,090
                                                         -------    -------
   Total investments                                     $17,627    $17,836
                                                         =======    =======

	Interest and dividend income are accrued as earned. Gains and losses are recognized in income on the investment portfolio when securities are sold or to reflect a decline in market value estimated by management to be of a permanent nature. Investment income includes capital gains of $1,292,000 in 1994, $1,526,000 in 1993 and $284,000 in 1992. Of these amounts, sales of equity securities generated gains of $739,000, $1,301,000 and $453,000, respectively.

 Note E -- Long-Term Financing
	Long-term debt consists of the following:
(in thousands)                                   1994        1993
                                               --------    --------
7 1/4% Convertible subordinated
 debentures due 2006                            $75,735     $75,735
Floating-rate bank term loan due
 November 1998 (5 1/2% at May 31, 1994)          12,536           -
Floating-rate bank term loans                         -      14,375
7 1/4% Building mortgage (Brive, France)
   due 2004                                      10,233      11,346
Other                                                58         533
                                               --------    --------
   Total debt                                    98,562     101,989
Less current maturities                           1,867       3,134
Less liabilities related to disposition          10,274           -
                                               --------    --------
   Long-term debt, net                          $86,421     $98,855
                                               ========    ========

	The 7 1/4% convertible subordinated debentures are unsecured and subordinated to other long-term debt. Each $1,000 debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and is redeemable by the Company at a premium through 1996. The Company is required to make sinking fund payments on December 15 of each year from 1996 to 2005 in order to retire 75% of the original $83,000,000 issue prior to maturity, of which $7,265,000 has been repurchased. Sinking fund requirements for the next five years are $5,185,000 and $6,225,000 due in fiscal 1998 and 1999, respectively. The debenture agreement restricts the use of retained earnings for the payment of dividends or purchase of treasury stock. As of May 31, 1994, $1,047,000 was free of such restrictions.
	In March 1994, the Company entered into a $13,000,000 term loan agreement with American National Bank. The proceeds of the loan were used to repay then outstanding floating-rate term loans. The term loan requires quarterly principal payments of $464,000 beginning April 30, 1994 and a balloon payment at maturity in November 1998. The loan bears interest at the bank's prime rate or the London Inter-Bank Offered Rate (LIBOR), adjusted based on the Company's financial performance. Financial covenants under the agreement set benchmark levels for tangible net worth, debt to tangible net worth ratio and annual debt service coverage.
	The 7 1/4% building mortgage is payable in equal annual installments through December 7, 2004. Land and building in Brive, France with a net book value of $10,274,000 is pledged as collateral. The mortgage and certain other debt were reclassified on the balance sheet at May 31, 1994 to liabilities related to disposition.
	Aggregate maturities of long-term debt during the next five years, excluding liabilities related to disposition, are as follows: $1,867,000 in 1995, $1,865,000 in 1996, $1,857,000 in 1997, $7,042,000 in 1998 and
$11,332,000 in 1999.  Cash payments for interest were $7,710,000, $7,801,000 and $7,827,000 in 1994, 1993 and 1992, respectively.
	In the following table, the fair value of the Company's 7 1/4% convertible debentures is based on quoted market prices. The fair value of floating rate bank term loans is based on carrying value. At May 31, 1993, the carrying value was adjusted by the value of then existing swap agreements. The fair value of other loans is based on current market rates for similar instruments.
(in thousands)                  1994                    1993
                        Carrying      Fair      Carrying      Fair
                         Value       Value       Value       Value
                        -------     -------     -------     -------
7 1/4% Convertible
   debentures           $75,735     $56,044     $75,735     $63,617
Bank term loans          12,536      12,536      14,375      14,877
Other loans              10,291      10,790      11,879      12,468
                        -------     -------     -------     -------
   Total                $98,562     $79,370    $101,989     $90,962
                        =======     =======     =======     =======

Note F -- Income Taxes
	The components of income (loss) before income taxes are:
(in thousands)                          1994        1993        1992
                                      --------    --------    --------
United States                          $(2,284)     $4,282      $2,208
Foreign                                (23,925)        220         649
                                      --------    --------    --------
 Income (loss) before taxes           $(26,209)     $4,502      $2,857
                                      ========    ========    ========

	The 1994 financial statement loss was created by the provision for the phase-down of manufacturing operations, most significantly the sale or disposition of the Company's French operations (See Note B). The Company will submit a request to the Internal Revenue Service for a private letter ruling in conjunction with the planned ordinary loss deduction for U.S. federal income tax purposes. For financial statement purposes, an estimated tax benefit of $5,000,000 has been recorded, based on alternate tax strategies. Additional tax benefits of $3,000,000 realizable based on treatment as an ordinary loss have not been recorded pending a favorable determination by the IRS.
	The differences between the provision (credit) for income taxes and income taxes computed at the federal statutory tax rate of 34% are as follows:
(in thousands)                          1994        1993        1992
                                      --------    --------    --------
Federal income tax at statutory
 rate                                  $(8,911)     $1,531        $971
Effect of:
 Non-deductible foreign losses           9,036         233         100
 Estimated U.S. tax benefit on
  provision for disposition
  of French manufacturing               (5,000)          -           -
 State income taxes, net of
   federal tax benefit                  (1,203)        226         105
 FSC benefit on export sales              (258)       (247)       (243)
 Other                                     (64)        (43)        217
                                      --------    --------    --------
  Income tax provision (benefit)       $(6,400)     $1,700      $1,150
                                      ========    ========    ========

 	The provisions (credits) for income taxes consist of the following:
(in thousands)                          1994        1993        1992
                                      --------    --------    --------
Currently payable:
   Federal                                $137        $937     $(3,070)
   State                                     -         170        (759)
   Foreign                                 196         885         329
                                      --------    --------    --------
      Total currently payable              333       1,992      (3,500)
                                      --------    --------    --------
Deferred:
   Federal                              (4,455)        174       3,741
   State                                (1,822)         97         917
   Foreign                                (456)       (563)         (8)
                                      --------    --------    --------
      Total deferred                    (6,733)       (292)      4,650
                                      --------    --------    --------
   Income tax provision (benefit)      $(6,400)     $1,700      $1,150
                                      ========    ========    ========

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets and liabilities are offset on the balance sheet within tax jurisdictions. Significant components of the Company's deferred tax assets and liabilities as of May 31, 1994 and 1993 are as follows:
                                                    Non-        Non-
                                      Current     current     current
(in thousands)                        Asset(1)    Asset(2)   Liability
                                      --------    --------    --------
At May 31, 1994:
 Deferred tax assets:
  Phase-down of manufacturing
   operations                              $ -      $5,793         $ -
  Elimination of intercompany
   profit in inventory                   2,470           -           -
  Inventory valuation                    1,775           -           -
  Other, net                                 -         625           -
                                      --------    --------    --------
   Deferred tax assets                   4,245       6,418           -
 Deferred tax liabilities:
  Accelerated depreciation                   -      (2,948)        (65)
                                      --------    --------    --------
   Net deferred tax                     $4,245      $3,470        $(65)
                                      ========    ========    ========
At May 31, 1993:
 Deferred tax assets:
  Phase-down of manufacturing
   operations                            $(133)        $ -         $ -
  Elimination of intercompany
   profit in inventory                   1,928           -           -
  Inventory valuation                    1,634           -           -
  Other, net                               (41)          -         496
                                      --------    --------    --------
   Deferred tax assets                   3,388           -         496
 Deferred tax liabilities:
  Accelerated depreciation                   -           -      (2,967)
                                      --------    --------    --------
   Net deferred tax                     $3,388         $ -     $(2,471)
                                      ========    ========    ========
(1) Included in other current assets on the balance sheet
(2) Included in other assets on the balance sheet

	Net income taxes paid (refunds received) were $3,053,000, $(1,792,000) and $(2,002,000) in 1994, 1993 and 1992, respectively. The Company's United States tax returns have been audited through 1990.

Note G -- Accrued Liabilities
Accrued liabilities consist of the following:
                                                   May 31
(in thousands)                              1994            1993
                                          --------        --------
Compensation and payroll taxes              $4,178          $3,939
Accrual for phase-down of
 domestic manufacturing                      2,598           2,954
Interest                                     2,544           2,622
Income taxes                                   386           1,967
Other accrued expenses                       2,133           1,782
                                          --------        --------
   Accrued expenses                        $11,839         $13,264
                                          ========        ========

Note H -- Stockholders' Equity
	The Company has authorized 30,000,000 shares of Common Stock, 10,000,000 shares of Class B Common Stock and 5,000,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share and generally votes together with the Common Stock. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of Common Stock and Class B Common Stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of cash dividends declared on Common Stock.
	Total Common Stock issued at May 31, 1994 was 8,055,877 shares. An additional 8,206,119 shares of Common Stock have been reserved for future issuance under the Employee Stock Purchase and Option Plans and potential conversion of the 7 1/4% Debentures and Class B Common Stock.
	The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of its fair market value. The plan has reserved 247,500 shares, of which 181,918 shares had been purchased by employees through May 31, 1994.
	The Incentive Stock Option Plan expired in August 1993. The Plan authorized the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant. On July 13, 1994, the Board of Directors approved the Employees' 1994 Incentive Compensation
Plan, subject to shareholder approval. This plan, if approved, will authorize the issuance of up to 500,000 shares as incentive stock options, non-qualified stock options or stock awards.
	Non-qualified stock options, exercisable based on earnings performance, have reserved 74,787 shares for future issuance. Non-qualified stock options, exercisable based on the passage of time, have reserved 499,580 shares for future issuance to employees and 300,000 shares for issuance to non-employee directors of the Company. Each option is exercisable over a period from its date of grant at the market value on the date of grant and expires ten years from the date of grant.

	The following table contains further information on the stock option plans:
Incentive Stock Options                  1994        1993        1992
                                       --------    --------    --------
Outstanding, June 1                     444,813     390,283     217,533
Granted                                  40,150      73,500     181,800
Cancelled                               (50,742)    (18,970)     (9,050)
                                       --------    --------    --------
Outstanding, May 31                     434,221     444,813     390,283
                                       ========    ========    ========
Price range at May 31                     $6.00       $6.00       $6.00
                                             to          to          to
                                         $8.125      $8.125      $16.14

Exercisable at May 31                   199,111     136,334      74,563
Available for grant at May 31                 -      40,907      95,437

Non-Qualified Stock Options              1994        1993        1992
                                       --------    --------    --------
Outstanding, June 1                     493,532     373,121     379,036
Granted                                 208,100     152,500           -
Cancelled                               (31,742)    (32,089)     (5,915)
                                       --------    --------    --------
Outstanding, May 31                     669,890     493,532     373,121
                                       ========    ========    ========
Price range at May 31                     $5.25       $7.25       $7.25
                                             to          to          to
                                         $12.95      $12.95      $12.95

Exercisable at May 31                   345,026     304,823     138,450
Available for grant at May 31           204,477     380,805     501,216

Note I -- Employee Retirement Plans
	The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 3% of base pay. Charges to expense for discretionary and matching contributions to these plans were $740,000 in 1994, $718,000 in 1993 and $703,000 in 1992. Foreign employees are covered by a variety of primarily government mandated programs.

Note J -- Industry and Market Information
	The Company operates in one industry as a distributor of electronic components, including vacuum tubes and semiconductors. Historically, the Company manufactured certain of the electronic tubes it distributed. See Note B for further information. The Company invoices its customers and makes shipments from two primary geographic locations: North America (which services the U.S., Canada, Latin America and the Far East) and Europe.
(in thousands)                        1994       1993       1992
                                    --------   --------   --------
Sales:
   North America                    $154,205   $142,197   $142,477
   Less intersegment transfers        13,691     12,762     15,086
                                    --------   --------   --------
      To unaffiliated customers      140,514    129,435    127,391
                                    --------   --------   --------
   Europe                             40,367     36,048     37,883
   Less intersegment transfers         8,787      6,268      6,485
                                    --------   --------   --------
      To unaffiliated customers       31,580     29,780     31,398
                                    --------   --------   --------
         Consolidated               $172,094   $159,215   $158,789
                                    ========   ========   ========
Operating income (loss):
   North America                      $6,235    $10,700     $8,740
   Europe                            (25,054)       399      1,124
   Corporate expenses                 (1,516)    (1,574)    (1,622)
                                    --------   --------   --------
      Consolidated                  $(20,335)    $9,525     $8,242
                                    ========   ========   ========
Identifiable assets:
   North America                    $119,098   $120,721   $124,870
   Europe                             35,310     48,564     45,408
   Corporate assets                   25,124     35,758     35,559
                                    --------   --------   --------
      Consolidated                  $179,532   $205,043   $205,837
                                    ========   ========   ========

	Intersegment transfers originate mainly from the United States or France and are accounted for on an "arm's length" basis with profits eliminated in consolidation. Export sales shipped directly from the United States, principally to European and Canadian customers, were $29,667,000 in 1994, $28,396,000 in 1993 and $29,839,000 in 1992.
	Operating income in fiscal 1994 has been reduced by $5,100,000 in North America and by $21,400,000 in Europe for the provision for phase-down of manufacturing operations, as described in Note B. Corporate assets consist primarily of cash and investments.
	The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days. Credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and consistently have been within management's estimates.
	Sales by product line are summarized in Management's Discussion and Analysis.

Note K -- Litigation
	On September 30, 1991, the Company reached a settlement with the U.S. Department of Justice (DOJ) which prohibits the Company from collecting tube carcasses otherwise available to tube rebuilders, provides certain restrictions on its dealings with Varian Associates, Inc. with respect to power grid tubes and requires the Company to obtain DOJ approval for the acquisition of any company (or its power grid tube assets) engaged in the rebuilding, manufacture or distribution of power grid tubes, except under limited circumstances.
	On June 19, 1990, the Company was served with a complaint in Panache Broadcasting of Pennsylvania, Inc. v. Richardson Electronics, Ltd.; Varian

Associates, Inc.; and Varian Supply Company (VASCO - a joint venture between the Company and Varian Associates, Inc.), in U.S. District Court for the
Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This action purports to be a class action on behalf of all persons and businesses in the U.S. "who purchased electron power tubes from one or more of the defendant corporations at any time" since the formation of VASCO. The suit seeks treble damages alleged to be in excess of $100,000, injunctive relief and attorneys' fees.
The litigation has been transferred to the U.S. District Court for the Northern District of Illinois, Eastern Division as cause No. 90C6400, and is in the discovery stage. The Court has not determined whether the action may be maintained on behalf of a class. The Company is vigorously defending itself and the VASCO joint venture against this action.
	The United States Government has advised the Company that the Government is considering making a claim for damages and penalties against the Company under the False Claims Act and the Lanham Act for conduct in connection with a $3.1 million contract to supply certain tubes which was completed in 1989.
The False Claims Act permits the Government to seek a civil penalty for each violation of not less than $5,000 nor more than $10,000, plus three times its damages. The Company believes it has not violated these statutes and is discussing the resolution of the matter with the Government. If such discussions are not satisfactorily concluded, the Company plans to vigorously defend itself against any litigation the Government may initiate.
	While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, the disposition of the lawsuits and other matters mentioned above is not likely to have a material effect on financial position.

Note L -- Selected Quarterly Financial Data
(Unaudited)
	Summarized quarterly financial data for 1994 and 1993 follow. Fourth quarter adjustments in 1994 include $675,000 in excess of original estimates for overstock inventory and $365,000 for a LIFO reserve requirement. See Note B regarding provision for the phase-down of manufacturing operations. In 1993, fourth quarter adjustments included $415,000 for a LIFO reserve requirement.
(in thousands, except
per share amounts)          First      Second     Third      Fourth
                           -------    -------    -------    -------
1994:
 Net sales                 $35,846    $44,200    $43,051    $48,997
 Gross profit                9,963     12,027     12,099     13,302
 Phase-down of
  manufacturing                  -          -          -    (26,500)
 Net income                     60        597        258    (20,724)
 Net income per share         $.01       $.05       $.02     $(1.83)

1993:
 Net sales                 $36,593    $41,214    $38,086    $43,322
 Gross profit               11,671     12,961     11,300     11,663
 Net income                    950      1,193        236        423
 Net income per share         $.08       $.11       $.02       $.04

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

	We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.
	As discussed in Note D to the consolidated financial statements, at May 31, 1994 the Company changed its method of accounting for its investments.

Ernst & Young LLP


Chicago, Illinois,
July 13, 1994

Page23

Stockholder Information

Corporate Offices
Richardson Electronics, Ltd.
40W267 Keslinger Road
LaFox, Illinois  60147

Annual Meeting
We encourage all stockholders to attend the annual meeting scheduled for Tuesday, October 11, 1994 at 3:15 p.m. at American National Bank, One North LaSalle Street, Chicago, IL 60690. Further details are available in your proxy materials.

Transfer Agent and Registrar
Harris Trust and Savings Bank
111 West Monroe Street
Chicago, Illinois 60690

Auditors
Ernst & Young LLP
233 South Wacker Drive
Chicago, Illinois  60606

Form 10K
A copy of the Company's Annual Report on Form 10K, filed with the Securities and Exchange Commission is available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, LaFox, Illinois 60147.

Market Price of Common Stock
The common stock is traded on the NASDAQ National Market System under the symbol "RELL". The number of stockholders of Common Stock and Class B Common Stock at May 31, 1994 was 739 and 46, respectively. The quarterly market price ranges of the Company's common stock were as follows:
                             1994                1993
Fiscal Quarters         High      Low       High      Low
                      -------   -------   -------   -------
First                  7 3/4     6         8 1/2     6 3/4
Second                 6 3/4     5 1/2     8 1/2     6 3/4
Third                  6 3/4     5 3/4    10 1/2     8 1/2
Fourth                 6 1/2     4 1/2     9 7/8     7 1/2

Corporate Officers

Edward J. Richardson
 Chairman of the Board, President & Chief Executive Officer
Charles J. Acurio
 Vice President,Display Products Group
Page Y. Chiang
 Vice President & General Manager, Security Systems Division
Dennis R. Gandy
 Executive Vice President, Corporate Development & Assistant Secretary William J. Garry
 Vice President, Finance & Chief Financial Officer
David Gilden
 Vice President, Latin American Sales
Joseph C. Grill
 Vice President, Human Resources
Ad Ketelaars
 Vice President & Managing Director of Europe
Francis J. Leonard
 Treasurer
Joel Levine
 Senior Vice President & General Manager, Solid State & Components Kathleen M. McNally
 Vice President, Marketing Operations
Bart Petrini
 Vice President & General Manager, Electron Device Group
Leonard R. Prange
 Group Vice President & Assistant Secretary
Robert L. Prince
 Vice President, Sales
Kevin F. Reilly
 Vice President, Information Systems
William G. Seils
 Senior Vice President, General Counsel & Corporate Secretary
George W. Snyder
 Group Vice President

Board of Directors

Edward J. Richardson (1)
Arnold R. Allen
 Consultant
Jacques Boyer (5)
 Consultant
Kenneth J. Douglas (2,3)
 Chairman of the Board, West Suburban Hospital Medical Center
Dennis R. Gandy (1)
David Gilden
Scott Hodes (2,3,4)
 Partner, Law Firm of Ross & Hardies
Leonard R. Prange
Joel Levine
Samuel Rubinovitz (1,3,4,5)
 Consultant

(1)	Executive Committee
(2)	Audit Committee
(3)	Compensation / Stock Option Committee
(4)	Executive Oversight Committee
(5)	Strategic Planning Committee

Page 24