Form 10-K, Exhibit 13
period 1995-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 1995-08-29
CIK 355948

The following portions of the Company's Annual Report to Stockholders for the Year Ended May 31, 1995 are incorporated by reference. The page numbers as indicated are the same as the printed copy which was distributed to the shareholders.

Five-Year Financial Review
Statement of Operations Data                                      Year Ended May 31
(in thousands, except per share amounts)            1995      1994      1993      1992      1991
                                                  --------  --------  --------  --------  --------
Net sales                                         $208,118  $172,094  $159,215  $158,789  $161,146
Cost of products sold                              148,085   124,703   111,620   109,600   115,401
Other charges <F1>                                      --    26,500        --        --    20,000
Selling, general and administrative expenses        53,374    41,226    38,070    40,947    41,890
Other expense, net                                   4,028     5,874     5,023     5,385     8,397
                                                  --------  --------  --------  --------  --------
Income (loss) before income taxes
 and extraordinary item                              2,631   (26,209)    4,502     2,857   (24,542)
Income tax provision (benefit)                         150    (6,400)    1,700     1,150    (8,329)
                                                  --------  --------  --------  --------  --------
Income (loss) before extraordinary item              2,481   (19,809)    2,802     1,707   (16,213)
Extraordinary gain on bond repurchase                  527        --        --               2,290
                                                  --------  --------  --------  --------  --------
Net income (loss)                                 $  3,008  $(19,809) $  2,802  $  1,707  $(13,923)
                                                  ========  ========  ========  ========  ========
Net income (loss) per share:
 Before extraordinary item                        $    .21  $  (1.75) $    .25  $    .15  $  (1.46)
 Extraordinary gain on bond repurchase                 .05        --        --                 .21
                                                  --------  --------  --------  --------  --------
  Net income (loss) per share                     $    .26  $  (1.75) $    .25  $    .15  $  (1.25)
                                                  ========  ========  ========  ========  ========
Dividends per common share                        $    .16  $    .16  $    .16  $    .16  $    .16
                                                  ========  ========  ========  ========  ========

Balance Sheet and Other Data                                           May 31
(dollars in thousands)                              1995      1994      1993      1992      1991
                                                  --------  --------  --------  --------  --------
Receivables                                       $ 42,768  $ 34,901  $ 30,267  $ 27,488  $ 26,711
Inventories                                         81,267    73,863    86,955    84,427    88,661
Working capital, net                               106,235    96,494   103,987   103,165    97,332
Investments                                          7,070    17,836    29,080    28,785    31,056
Property, plant and equipment, net                  16,388    16,932    36,242    39,328    42,013
Total assets                                       173,514   179,467   205,043   205,837   214,723
Long-term debt                                      79,647    86,421    98,855   101,456   103,163
Stockholders' equity                                56,154    52,573    75,417    76,009    73,383
Employees at May 31                                    540       654       683       655       693
Stockholders                                           758       785       778       819       789

<F1> In 1995, the Company recorded a charge of $4,700,000 for the settlement of a U. S. Government claim related to a 1989 contract. In 1994, the Company established a $26,500,000 provision, including $21,400,000 for the estimated costs of a plan to dispose of its manufacturing operations in Brive, France, and $5,100,000 for incremental costs related to a provision established in 1991. The 1991 charge provided $20,000,000 for the estimated costs of the settlement of a Department of Justice investigation and related matters and the phase-down of domestic manufacturing operations.

Management's Discussion and Analysis

Results of Operations

Sales and Gross Margin Analysis

     The Company is a value-added distributor of electronic components, considered to be one industry segment. The marketing and sales organization of the Company is divided into four strategic business units (SBUs): Electron Device Group (EDG), Solid State and Components (SSC), Display Products Group
(DPG) and Security Systems Division (SSD). Consolidated sales in fiscal 1995 were a record $208.1 million. Sales and gross margin by SBU are presented in the following table. Gross margin for each SBU reflects the distribution product margin less overstock and other inventory reserves. Manufacturing variances and miscellaneous costs are included under the caption "other".

Sales
(in thousands)       1995      %          1994      %          1993      %
                   --------  -----      --------  -----      --------  -----
 EDG               $105,454   50.7      $ 91,736   53.2      $ 97,846   61.4
 SSC                 52,409   25.2        42,274   24.6        31,619   19.9
 DPG                 36,502   17.5        27,150   15.8        19,076   12.0
 SSD                 13,753    6.6        10,934    6.4        10,674    6.7
                   --------  -----      --------  -----      --------  -----
   Consolidated    $208,118  100.0      $172,094  100.0      $159,215  100.0
                   ========  =====      ========  =====      ========  =====

Gross Margins
(in thousands)       1995      %          1994      %          1993      %
                   --------  -----      --------  -----      --------  -----
 EDG               $ 30,884   29.3      $ 27,897   30.4      $ 31,894   32.6
 SSC                 16,416   31.3        14,117   33.4        11,213   35.5
 DPG                 12,463   34.1         9,090   33.5         6,598   34.6
 SSD                  3,037   22.1         2,468   22.6         2,360   22.1
                   --------             --------             --------
   Total             62,800   30.2        53,572   31.1        52,065   32.7
                   --------             --------             --------
 Other               (2,767)              (6,181)              (4,470)
                   --------             --------             --------
   Consolidated    $ 60,033   28.8       $ 47,391  27.5     $  47,595   29.9
                   ========             =========           =========

     On a geographic basis, the Company categorizes its sales by destination:
North America, Europe and Rest of World. Sales and product margin by geographic area were as follows (product margins exclude inventory and manufacturing provisions, which are not practical to identify by area):

Sales
(in thousands)       1995      %          1994      %          1993      %
                   --------  -----      --------  -----      --------  -----
 North America     $123,508   59.4      $102,870   59.8      $ 93,724   58.8
 Europe              46,071   22.1        37,699   21.9        35,942   22.6
 Rest of World       38,539   18.5        31,525   18.3        29,549   18.6
                   --------  -----      --------  -----      --------  -----
   Consolidated    $208,118  100.0      $172,094  100.0      $159,215  100.0
                   ========  =====      ========  =====      ========  =====

Product Margins
(in thousands)       1995      %          1994      %          1993      %
                   --------  -----      --------  -----      --------  -----
 North America     $ 37,489   30.4      $ 32,845   31.9      $ 31,730   33.9
 Europe              15,163   32.9        12,529   33.2        12,723   35.4
 Rest of World       11,325   29.4         9,944   31.5         9,544   32.3
                   --------             --------             --------
   Consolidated    $ 63,977   30.7      $ 55,318   32.1      $ 53,997   33.9
                   ========             ========             ========

     Sales growth in all three areas exceeded 20% in 1995, while product margins increased at a slightly slower pace. International sales were negatively im-pacted in 1993 and 1994 by economic conditions, particularly in Europe, and by changes in exchange rates as the U. S. dollar strengthened. Approximately 39% of the Company's sales are denominated in currencies other than the U. S. dollar. Foreign exchange rate changes increased these sales by an average of 5% in 1995 and reduced them by 9% in 1994.

     Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

Electron Device Group

     EDG realized sales gains of 15% in 1995, successfully reversing the previous trend. The vacuum tube industry, in which EDG operates, is characterized by mature products, the emergence of tube rebuilders, and vigorous price competition. Several initiatives contributed to provide new growth areas for EDG. A primary factor was greater emphasis on overseas markets, as international sales increased at a 19% rate, now accounting for 57% of EDG's sales. Additionally, the group expanded its sales force serving the medical electronics replacement market. Demand in the medical/replacement market for x-ray, computed tomography (CT), medical resonance imaging (MRI) and radiation therapy components is expected to continue to increase in response to the desire to control rising medical costs. Gross margins as a percent of sales for EDG were 29.3% in 1995, compared to 30.4% in 1994 and 32.6% in 1993, reflecting increased competition, changes in product mix and, in 1995, higher costs for products previously manufactured by the Company and now purchased from the Brive, France, management group.

Solid State and Components

     This group operates in several markets, including the rapidly growing wireless and telecommunications markets. Sales increased 24% in 1995 to $52.4 million, following a 34% increase in 1994. The reorganization and expansion of the sales force on a specialty basis in 1992 was a major factor contributing to SSC's growth. A significant portion of the sales increase represents expansion of product lines and the addition of major manufacturers of RF and microwave components to support expanding technologies. International sales, growing at a slower pace than domestic sales, represented 36%, 37% and 40% of SSC's sales in 1995, 1994 and 1993, respectively. Gross margin gains, under competitive pressure, increased at a lesser rate than sales.

Display Products Group

     DPG sales increased 34% in 1995 to $36.5 million, following a 42% increase in 1994. Sales growth in North America benefited from the implementation of the specialty sales force and the addition of significant new customers for major original equipment manufacturer and multi-vendor repair programs. Sales growth is expected to continue in the replacement market for cathode ray tubes and related products. The product mix for DPG is shifting from monochrome CRTs to higher-priced color CRTs, which have increased from 9% of units sold in 1993 to 11% in 1994 and 16% in 1995. During 1995, DPG established a relationship with a supplier for additional products, including flybacks, complimentary to the group's line of CRT's. Sales growth benefited from the addition of these new products. International sales represented 35%, 33% and 30% of DPG's sales in 1995, 1994 and 1993, respectively.

Security Systems Division

     SSD operates in the rapidly expanding closed-circuit television market. The Company made a substantial investment in SSD in 1995, doubling the size of its sales staff. This strategy contributed to the 26% sales growth in 1995, and is expected to accelerate growth in 1996. International sales, primarily in Canada, represented 40% of SSD's sales in 1995 and 1994, and 34% in 1993.

Cost of Sales, Gross Margins and Other Charges

     The following table reconciles product margins on distribution activities to gross margins reported in the Statements of Operations:

(% of sales)                          1995            1994            1993
                                    -------         -------         -------
Product margin on distribution       30.7 %          32.1 %          33.9 %
Manufacturing variances and
   warranty costs                    (0.5)           (2.9)           (2.2)
Overstock provisions                 (0.5)           (0.9)           (0.8)
Other costs                          (0.9)           (0.8)           (1.0)
                                    -------         -------         -------
   Gross margin                      28.8 %          27.5 %          29.9 %
                                    =======         =======         =======

     Fluctuations in distribution margins reflect the effects of higher product costs, foreign exchange rate variations, and changes in product mix. Average selling prices, excluding the effects of foreign currency changes, declined 1.1% in 1995 and increased 0.7% in 1994.

     For several years prior to 1995, gross margins were negatively impacted by underutilization of capacity, manufacturing inefficiencies and manufactured product warranties. As a result, management developed a plan to phase down its involvement in manufacturing. In 1994, the Company recorded a charge of $26.5 million to provide for this phase-down, including $21.4 million for asset write-downs and costs related to a plan to divest the Company's Brive, France, operations. The balance, $5.1 million, was for the phase-down of domestic manufacturing operations. Ownership of the Brive facility was transferred to local management in 1995 and the manufacturing phase-down was completed with no additional charges required in 1995. Details of management's plan and the related costs are presented in Note B to the accompanying consolidated financial statements.

     Gross margins increased to 28.8% of sales in 1995, primarily due to the elimination of manufacturing inefficiencies.

     In May 1995, under an agreement with the United States Department of Justice (DOJ), the Company paid $4.7 million in return for the release of monetary claims related to a 1989 contract for certain night-vision tubes. The original claim was in excess of $11 million.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses represented 23.4% of sales in 1995, 24.0% in 1994 and 23.9% in 1993. At $48.7 million, 1995 expenses increased
$7.5 million over 1994, reflecting the expansion of the SSC, SSD and international sales forces, as well as translation of foreign denominated expenses into weaker U.S. dollars and incentive payments on increased gross margins.

Other (Income) Expense

     Interest expense declined 15% in 1995 due to the elimination of the debt on the Company's facility in Brive, France. Title to this facility was transferred to the mortgage holder in exchange for cancellation of the debt. Investment income was $1.9 million in 1995, $2.4 million in 1994 and $3.2 million in 1993. Investment income declined in 1995 and 1994, reflecting lower investment levels and lower realized capital gains. The remaining other (income) expense is primarily the result of foreign exchange (gains) losses, which were $(0.3) million in 1995, $0.6 million in 1994 and $0.5 million in 1993.

Income Tax Provision

     The effective tax rates were 6% in fiscal 1995, 24% in 1994 and 38% in 1993. The 1995 rate differs from the U. S. statutory rate of 34% as a result of the carryback of the $4.7 million DOJ settlement to prior years with a 46% statutory rate. The 1994 rate differs from the 34% U. S. statutory rate primarily as a result of the provision for the disposition of the Company's French manufacturing operations, which for financial reporting purposes resulted in a U. S. tax benefit at a lower rate (See Note F to the accompanying consoli-dated financial statements). The rate in 1993 was higher than the federal statutory rate due to state income taxes and foreign net operating losses for which no benefit was realized.

Net Income (Loss) and per Share Data

     Net income was $3.0 million or $.26 per share in 1995, including the effect of an extraordinary gain of $.5 million, net of tax, or $.05 per share on the repurchase of a portion of the Company's convertible debentures, and a charge of $2.3 million, net of tax, for the settlement of the DOJ claim. The net loss of $19.8 million or $1.75 per share in 1994 includes the provision for the phase-down of manufacturing operations, which had an after-tax effect of $19.5 million, or $1.73. Net income in 1993 was $2.8 million or $.25 per share.

Financial Condition

Liquidity

     Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, and capital equipment acquisitions.

     Cash provided by operations, exclusive of working capital requirements, was $7.9 million in fiscal 1995, $5.8 million in 1994 and $9.1 million in 1993. Higher working capital requirements of $14.6 million in 1995, $8.1 million in 1994 and $3.1 million in 1993 and debt service and dividend payments were met from cash generated by operations, liquidation of investments and additional borrowings.

     Working capital requirements included higher receivables and inventories to support rising sales. The Company's market niche as a distributor of electron tubes and semiconductors for replacement results in relatively high levels of inventory due to the nature of the product carried and the markets served. Many of these products represent trailing-edge technology which may not be available from other sources, and may not be currently manufactured. Also, in many cases, the products are components of production equipment for which immediate availability is critical to the customer.

     Working capital requirements in 1995 also included $6.3 million for severance and other costs related to the disposition of the Company's Brive manufacturing facility. Working capital requirements in 1994 included $2.0 million for the payment of an IRS tax settlement.

     The Company has proposed a plan to the Illinois Environmental Protection Agency to monitor and process groundwater contaminated by certain solvents as a result of handling practices previously employed at the LaFox facility. Costs of remediation are not presently determinable, but are not anticipated to be material.

Financing

     In May 1995, the Company borrowed $8.0 million from its principal bank by issuing an unsecured promissory note due August 31, 1995. The proceeds were used to pay the $4.7 million DOJ settlement and to repurchase a portion of the Company's 7 1/4% convertible debentures. During 1996, the Company anticipates re-negotiating and consolidating its bank term loan and $8 million note under a new credit agreement.

 The indenture related to the Company's 7 1/4% convertible debentures, contain certain restrictions relating to the purchase of treasury stock and the payment of cash dividends. At May 31, 1995, $2.9 million was free of such restrictions. Payment of dividends will be considered quarterly.

Investments

     At May 31, 1995, the Company's non-current investments were approximately $7.1 million. Management regularly monitors its investment portfolio per-formance, including its high-yield bonds. These funds are being maintained for corporate purposes, including short-term operating needs and strategic acquisitions of product lines or businesses.

Currency Fluctuations

     The Company's foreign denominated assets and liabilities are cash, accounts receivable and accounts payable, primarily in member countries of the European community, and, to a lesser extent, in Canada, Singapore and Japan. The Company monitors its foreign exchange exposures and may enter into forward contracts to hedge significant transactions. Other tools which may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

Consolidated Balance Sheets
                                                                  May 31
(in thousands)                                                1995      1994
                                                           --------- ---------
Assets
Current assets
 Cash and equivalents                                       $ 11,151  $  9,739
 Receivables, less allowance of $1,385 and $1,405             42,768    34,901
 Inventories - Note A                                         81,267    73,863
 Assets held for disposition, less valuation
  reserve of $ 15,832 - Note B                                  --      10,274
 Other                                                         8,762     8,190
                                                            --------  --------
   Total current assets                                      143,948   136,967

Investments - Note D                                           7,070    17,836
Property, plant and equipment, net - Note A                   16,388    16,932
Other assets - Note A                                          6,108     7,732
                                                            --------  --------
   Total assets                                             $173,514  $179,467
                                                            ========  ========
Liabilities and stockholders' equity
Current liabilities
 Accounts payable                                           $ 16,695  $ 10,925
 Liabilities related to disposition - Note B                    --      15,842
 Accrued liabilities - Note G                                 11,161    11,839
 Short-term debt and current maturities of
  long-term debt - Note E                                      9,857     1,867
                                                            --------  --------
   Total current liabilities                                  37,713    40,473
Long-term debt, less current portion - Note E                 79,647    86,421
                                                            --------  --------
   Total liabilities                                         117,360   126,894

Stockholders' equity - Notes E and H
 Common Stock, $.05 par value                                    411       403
 Class B Common Stock, convertible, $.05 par value               162       162
 Preferred Stock, $1.00 par value                                 --        --
 Additional paid-in capital                                   49,989    49,352
 Retained earnings                                             6,141     4,912
 Foreign currency translation adjustment                        (686)   (2,383)
 Market appreciation on investments, net of
  tax - Note D                                                   137       127
                                                            --------  --------
   Total stockholders' equity                                 56,154    52,573
                                                            --------  --------
   Total liabilities and stockholders' equity               $173,514  $179,467
                                                            ========  ========
See notes to consolidated financial statements.

Consolidated Statements of Operations
                                                       Year Ended May 31
(in thousands, except per share amounts)            1995      1994      1993
                                                  --------  --------  --------
Net sales                                         $208,118  $172,094  $159,215
Costs and expenses:
 Cost of products sold                             148,085   124,703   111,620
 Other charges - Note B                                 --    26,500        --
 Selling, general and administrative
   expenses                                         53,374    41,226    38,070
                                                  --------  --------  --------
                                                   201,459   192,429   149,690
                                                  --------  --------  --------
   Operating income (loss)                           6,659   (20,335)    9,525
Other (income) expense:
 Interest expense                                    6,473     7,631     7,676
 Investment income - Note D                         (1,863)   (2,442)   (3,216)
 Other                                                (582)      685       563
                                                  --------  --------  --------
                                                     4,028     5,874     5,023
                                                  --------  --------  --------
   Income (loss) before income taxes
      and extraordinary item                         2,631   (26,209)    4,502
Income tax provision (benefit) - Note F                150    (6,400)    1,700
                                                  --------  --------  --------
   Income (loss) before extraordinary item           2,481   (19,809)    2,802
Extraordinary gain on bond repurchase,
 net of income taxes of $337 - Note E                  527        --        --
                                                  --------  --------  --------
   Net income (loss)                              $  3,008  $(19,809) $  2,802
                                                  ========  ========  ========
Net income (loss) before extraordinary item       $    .21  $  (1.75) $    .25
Extraordinary gain on bond repurchase                  .05        --        --
                                                  --------  --------  --------
Net income (loss) per share                       $    .26  $  (1.75) $    .25
                                                  ========  ========  ========
Average shares outstanding                          11,566    11,299    11,335
                                                  ========  ========  ========
Dividends per common share                        $    .16  $    .16  $    .16
                                                  ========  ========  ========
See notes to consolidated  financial statements.

Consolidated Statements of Cash Flows
                                                        Year Ended May 31
(in thousands)                                      1995      1994      1993
                                                  --------  --------  --------
Operating Activities:
Net income (loss)                                 $  3,008  $(19,809) $  2,802
Adjustments to reconcile net income
 (loss) to cash (used in) provided by
 operating activities:
  Depreciation                                       2,669     4,753     5,150
  Amortization of intangibles and
   financing costs                                     427       964     1,353
  Deferred income taxes                              1,310    (6,717)     (309)
  Stock contribution to employee
   ownership plan                                      500       125       125
  Phase-down of manufacturing operations - Note B       --    26,500       --
                                                  --------  --------  --------
   Net adjustments                                   4,906    25,625     6,319
                                                  --------  --------  --------
   Net income (loss) adjusted for
    non-cash items                                   7,914     5,816     9,121

Changes in working capital, net of
 effects of currency translation:
  Receivables                                       (7,215)   (5,132)   (3,182)
  Inventories                                       (5,600)    1,197    (3,574)
  Other current assets                                (429)     (928)    1,105
  Accounts payable                                   5,079      (770)    1,728
  Accrued liabilities                               (6,437)   (2,485)      812
                                                  --------  --------  --------
   Net changes in working capital                  (14,602)   (8,118)   (3,111)
                                                  --------  --------  --------
   Net cash (used in) provided by
    operating activities                            (6,688)   (2,302)    6,010
                                                  --------  --------  --------
Financing Activities:
 Proceeds from borrowings                            8,000    13,770     6,390
 Payments on debt                                   (6,784)  (16,641)   (8,811)
 Proceeds from sale of common stock                    145        71       118
 Cash dividends                                     (1,779)   (1,754)   (1,749)
                                                  --------  --------  --------
   Net cash used in financing activities              (418)   (4,554)   (4,052)
                                                  --------  --------  --------
Investing Activities:
 Sales of investments                               22,118    29,796    23,243
 Purchases of investments                          (11,335)  (18,343)  (23,538)
 Capital expenditures                               (2,703)   (2,164)   (2,313)
 Other                                                 438       208      (325)
                                                  --------  --------  --------
   Net cash provided by (used in)
    investing activities                             8,518     9,497    (2,933)
                                                  --------  --------  --------
   Increase (decrease) in cash and
    equivalents                                      1,412     2,641      (975)

Cash and equivalents at beginning
 of year                                             9,739     7,098     8,073
                                                  --------  --------  --------
   Cash and equivalents at end of year            $ 11,151  $  9,739  $  7,098
                                                  ========  ========  ========
See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                            Shares  Issued
                            --------------         Additional                  Market
(shares and dollars                 Class B   Par   Paid-in  Retained Foreign  Appre-
   in thousands)            Common  Common   Value  Capital  Earnings Currency ciation   Total
                            ------  ------  ------  -------  -------  -------  -------  -------
Balance June 1, 1992         7,987   3,248  $  561  $48,917  $25,422  $ 1,109  $    --  $76,009
Shares contributed to
 ESOP - Note I                  15      --       1      124       --       --       --      125
Shares issued under
 ESPP and stock
 option plan - Note H           17      --       1      117       --       --       --      118
Dividends                       --      --      --       --   (1,749)      --       --   (1,749)
Currency translation            --      --      --       --       --   (1,888)      --   (1,888)
Net income                      --      --      --       --    2,802       --       --    2,802
                            ------  ------  ------  -------  -------  -------  -------  -------
Balance May 31, 1993         8,019   3,248     563   49,158   26,475     (779)      --   75,417
Shares contributed to
 ESOP - Note I                  20      --       1      124       --       --       --      125
Shares issued under
 ESPP and stock
 option plan - Note H           17      --       1       70       --       --       --       71
Dividends                       --      --      --       --   (1,754)      --       --   (1,754)
Currency translation            --      --      --       --       --   (1,604)      --   (1,604)
Cumulative effect of
 adoption of FASB
 statement 115 - Note D         --      --      --       --       --       --      127      127
Net loss                        --      --      --       --  (19,809)      --       --  (19,809)
                            ------  ------  ------  -------  -------  -------  -------  -------
Balance May 31, 1994         8,056   3,248     565   49,352    4,912   (2,383)     127   52,573
Shares contributed to
 ESOP - Note I                 133      --       7      493       --       --       --      500
Shares issued under
 ESPP and stock
 option plan - Note H           35      --       1      144       --       --       --      145
Conversion of Class B shares
 to common shares                1      (1)     --       --       --       --       --       --
Dividends                       --      --      --       --   (1,779)      --       --   (1,779)
Currency translation            --      --      --       --       --    1,697       --    1,697
Market appreciation - Note D    --      --      --       --       --       --       10       10
Net loss                        --      --      --       --    3,008       --       --    3,008
                            ------  ------  ------  -------  -------  -------  -------  -------
Balance May 31, 1995         8,225   3,247  $  573  $49,989  $ 6,141  $  (686) $   137  $56,154
                            ======  ======  ======  =======  =======  =======  =======  =======

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

     Inventories: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 84% and 78% of total inventories at May 31, 1995 and 1994, respectively. The remaining inventories are costed on the first-in, first-out (FIFO) method. If the FIFO method, which approximates current costs, had been used for all inventories, the total amount of inventories would have been increased by $5,742,000 and $5,653,000 at May 31, 1995 and 1994, respectively. Substantially all inventories represent finished goods held for sale.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Property, plant and equipment consist of the following:

                                                       May 31
     (in thousands)                            1995           1994
                                            ---------      ---------
     Land and improvements                  $   2,741      $   2,618
     Buildings and improvements                18,068         18,508
     Machinery and equipment                   20,039         20,482
                                            ---------      ---------
        Property at cost                       40,848         41,608
     Accumulated depreciation                 (24,460)       (24,676)
                                            ---------      ---------
        Property, net                       $  16,388      $  16,932
                                            =========      =========

     Other assets: Goodwill and other deferred charges are amortized using the straight-line method over the expected economic life of the assets. Deferred financing costs are amortized over the term of the related indebtedness by the interest method. Deferred income taxes reverse as benefits are realized. Other assets consist of the following:

                                                       May 31
     (in thousands)                            1995           1994
                                            ---------      ---------
     Deferred income taxes                  $   2,137      $   3,405
     Deferred financing costs                   2,634          2,634
     Goodwill                                   3,740          3,651
     Other deferred charges                     1,604          1,609
                                            ---------      ---------
        Other assets at cost                   10,115         11,299
     Accumulated amortization                  (4,007)        (3,567)
                                            ---------      ---------
        Other assets, net                   $   6,108      $   7,732
                                            =========      =========

     Foreign Currency Translation: Foreign currency transactions and financial statements are translated into U. S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations were $316,000, $(607,000), and $(480,000) in 1995, 1994, and 1993, respectively. Gains and losses resulting from translation of foreign financial statements are credited or charged directly to a separate component of shareholders' equity.

     Revenue Recognition: Revenues are recorded upon shipment.

     Income taxes: Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates.

     Earnings per Share: Earnings per share are based on the weighted average number of Common and Class B Common shares outstanding and share equivalents that would arise from the exercise of stock options. The 7 1/4% Convertible Subordinated Debentures were not included as share equivalents because the effect of conversion would be anti-dilutive.

     Reclassifications: Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform to the 1995 presentation.

Note B -- Other Charges

     In March, 1994, the Company announced that the U. S. Department of Justice of approximately $11 million under the False Claims Act and the Lanham Act in connection with a Department of Defense contract for night-vision tubes that was completed in 1989. In May, 1995 the Company reached an agreement with the DOJ and paid $4.7 million to the Government in return for a release of monetary claims in connection with the contract.

     In 1994, the Company recorded a charge of $26,500,000 to provide for the costs and asset write-downs from the phase-down of its involvement in manufacturing operations. Of the charge, $21,400,000 consisted of the write-down of assets to net realizable value and the accrual of severance and other costs associated with disposition of the Company's Brive, France facility. The balance of the charge, $5,100,000, related to the phase-down of domestic manufacturing operations.

     In 1995, the Company transferred ownership of the Brive operations to local management, and ownership of the Brive land and building was returned to the City of Brive, in exchange for release from the related mortgage obligation. The costs incurred were consistent with the provision made in 1994, and no further charges were recorded in 1995.

     The assets, adjusted to net realizable value, and the liabilities of the French manufacturing operations were segregated and classified as current assets and liabilities in the consolidated balance sheet at May 31, 1994.

     The phase-down of domestic operations was substantially completed in 1995, except for the Panache litigation described in Note K and clean-up costs and environmental monitoring related to handling practices previously employed for certain solvents at the Company's LaFox, Illinois facility. The Company has proposed a plan to the Illinois Environmental Protection Agency to monitor and process groundwater at the LaFox facility. Costs of remediation are not presently determinable, but are not anticipated to be material.

Note C -- Marketing Agreements

     The Company has entered into several marketing distribution agreements with various manufacturers in the electron tube and semiconductor businesses. The most significant is a distribution agreement with the Electron Device Group of Varian Associates, Inc. Product sales under this distribution agreement accounted for 17%, 18%, and 20%, of net sales of the Company in fiscal 1995, 1994, and 1993, respectively.

Note D -- Investments

     In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (the Statement). The Company adopted the provisions of the Statement for investments held as of May 31, 1994. The Statement requires investments to be classified as trading, available-for-sale or held-to-maturity. Management has determined the Company's investments are properly classified as available-for-sale. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect, at May 31, 1994, of adopting the Statement increased shareholders' equity by $127,000 (net of $82,000 in deferred income taxes) to reflect the net unrealized gains on securities classified as available-for-sale previously carried at cost.

     The investment portfolio at May 31, 1995 and 1994 is stated at fair value based on quoted market prices or dealers' quotes and consists of securities available-for-sale, as follows:

                                              Gross      Gross     Estimated
                                           Unrealized  Unrealized    Fair
     (in thousands)                 Cost      Gains      Losses      Value
                                  --------   --------   --------   --------
     At May 31, 1995:
       Corporate bonds            $    417   $      5   $     --   $    422
       Convertible bonds             1,189         55       (113)     1,131
       Other bonds                   1,310         80        (36)     1,354
       Equity securities             3,929        567       (333)     4,163
                                  --------   --------   --------   --------
         Total investments        $  6,845   $    707   $   (482)  $  7,070
                                  ========   ========   ========   ========
     At May 31, 1994:
       Corporate bonds            $  8,357   $     18   $    (35)  $  8,340
       Convertible bonds             1,954        152        (39)     2,067
       Other bonds                   1,318         48        (27)     1,339
       Equity securities             5,998        349       (257)     6,090
                                  --------   --------   --------   --------
         Total investments        $ 17,627   $    567   $   (358)  $ 17,836
                                  ========   ========   ========   ========

The maturity schedule for securities available-for-sale at May 31, 1995 is as follows:

                                                           Estimated
                                                             Fair
     (in thousands)                               Cost       Value
                                                --------   --------
     Due in one year or less                    $    812   $    812
     Due after one year through five years         1,678      1,626
     Due after five years through ten years          426        469
                                                --------   --------
       Total bonds                                 2,916      2,907
     Equity securities                             3,929      4,163
                                                --------   --------
       Total investments                        $  6,845   $  7,070
                                                ========   ========

     Interest and dividend income are accrued as earned. Gains and losses are recognized in income on the investment portfolio when securities are sold or to reflect a decline in market value estimated by management to be of a permanent nature. Investment income includes capital gains of $1,205,000 in 1995, $1,292,000 in 1994 and $1,526,000 in 1993. Of these amounts, sales of equity securities generated gains of $1,044,000, $739,000 and $1,301,000, respectively.

Note E -- Debt Financing

     Long-term debt consists of the following:

     (in thousands)                               1995       1994
                                                --------   --------
     7 1/4% Convertible subordinated debentures
       due 2006                                 $ 70,825   $ 75,735
     Floating-rate bank term loan due
       November, 1998 (7.69% at May 31, 1995)     10,679     12,536
     Other                                            --         17
                                                --------   --------
       Total debt                                 81,504     88,288
     Less current maturities                       1,857      1,867
                                                --------   --------
       Long-term debt, net                      $ 79,647   $ 86,421
                                                ========   ========

     The 7 1/4% convertible subordinated debentures are unsecured and subordinated to other long-term debt. Each $1,000 debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and is redeemable by the Company at a premium through 1996. The Company is required to make sinking fund payments on December 15 of each year from 1996 to 2005 in order to retire 75% of the original $83,000,000 issue prior to maturity, of which $12,175,000 has been repurchased and will be used to satisfy a portion of the sinking fund requirement. Sinking fund requirements for the next five years are $275,000 in fiscal 1998 and $6,225,000 in fiscal 1999 and 2000. The debenture agreement restricts the use of retained earnings for the payment of dividends or purchase of treasury stock. As of May 31, 1995, $2,921,000 was free of such restrictions.

     During fiscal 1995, the Company repurchased $4,910,000 at face value of its 7 1/4% convertible debentures for $3,956,000. Net of unamortized deferred financing costs of $90,000, and income taxes of $337,000, an extraordinary gain of $527,000 was recorded.

     In March 1994, the Company entered into a $13,000,000 term loan agreement. The proceeds of the loan were used to repay outstanding floating-rate term loans. The loan requires quarterly principal payments of $464,000 and a balloon payment at maturity in November, 1998. Financial covenants under the agreement set benchmark levels for tangible net worth, debt to tangible net worth ratio and annual debt service coverage. The Company is in compliance with such covenants at May 31, 1995. The loan bears interest at the bank's prime rate or the London Inter-Bank Offered Rate (LIBOR), adjusted based on the Company's financial performance.

     The Company borrowed an additional $8,000,000 in May 1995 from the same institution, due August 31, 1995 with interest at the bank's prime rate or LIBOR. During 1996, the Company anticipates renegotiating and consolidating these borrowings under a new credit arrangement.

     Aggregate maturities of debt during the next five years are as follows:
$9,857,000 in 1996, $1,857,000 in 1997, $2,132,000 in 1998, $11,332,000 in 1999
and $6,225,000 in 2000. Cash payments for interest were $6,506,000, $7,710,000, and $7,801,000 in 1995, 1994, and 1993, respectively.

     In the following table, the fair value of the Company's 7 1/4% convertible debentures is based on quoted market prices. The fair value of floating-rate bank term loans is based on carrying value.

     (in thousands)                        1995                  1994
                                    Carrying     Fair     Carrying      Fair
                                      Value     Value      Value       Value
                                    --------   --------   --------   --------
     7 1/4% Convertible
       debentures                   $ 70,825   $ 56,306   $ 75,735   $ 56,044
     Bank term loans                  18,679     18,679     12,536     12,536
     Other loans                          --         --         17         17
                                    --------   --------   --------   --------
       Total                        $ 89,504   $ 74,985   $ 88,288   $ 68,597
                                    ========   ========   ========   ========

Note F -- Income Taxes

     The components of income (loss) before income taxes and extraordinary item are:

     (in thousands)                        1995       1994       1993
                                         --------   --------   --------
     United States                       $    781   $ (2,284)  $  4,282
     Foreign                                1,850    (23,925)       220
                                         --------   --------   --------
       Income (loss) before taxes        $  2,631   $(26,209)  $  4,502
                                         ========   ========   ========

     The differences between the provision (credit) for income taxes and income taxes computed at the federal statutory tax rate of 34% are as follows:

     (in thousands)                        1995       1994       1993
                                         --------   --------   --------
     Federal income tax at statutory
       rate                              $    895   $ (8,911)  $  1,531
     Effect of:
       Claim settlement taxed at 46%
         carryback year statutory rate       (600)        --         --
       Non-deductible foreign losses          180      9,036        233
       Estimated U.S tax benefit on
         provision for disposition
         of French manufacturing               --     (5,000)        --
       State income taxes, net of
         federal tax benefit                  (38)    (1,203)       226
       FSC benefit on export sales           (273)      (258)      (247)
       Other                                  (14)       (64)       (43)
                                         --------   --------   --------
     Income tax provision (benefit)      $    150   $ (6,400)  $  1,700
                                         ========   ========   ========

     In 1995, due to the timing and nature of the claim settlement with the DOJ (see Note B), the Company utilized a ten year carryback provision permitted by the Internal Revenue Service (IRS).

     Tax benefits of $8,000,000 will be realized if the disposition of the Company's French operations is treated as an ordinary loss for federal tax purposes (see Note B). A tax benefit of $5,000,000 was recorded in 1994 based upon alternative tax strategies. In 1995, the Company submitted a request to the IRS for a private letter ruling, but was informed that the IRS has chosen not to rule on cases regarding this issue.

     The provisions (credits) for income taxes before extraordinary item consist of the following:

     (in thousands)                        1995       1994       1993
                                         --------   --------   --------
     Currently payable:
       Federal                           $ (1,930)  $    137   $    937
       State                                 (150)        --        170
       Foreign                              1,250        196        885
                                         --------   --------   --------
         Total currently payable             (830)       333      1,992
                                         --------   --------   --------
     Deferred:
       Federal                              1,386     (4,455)       174
       State                                   93     (1,822)        97
       Foreign                               (499)      (456)      (563)
                                         --------   --------   --------
         Total deferred                       980     (6,733)      (292)
                                         --------   --------   --------
     Income tax provision (benefit)      $    150   $ (6,400)  $  1,700
                                         ========   ========   ========

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets and liabilities are offset on the balance sheet within tax jurisdictions. Significant components of the Company's deferred tax assets and liabilities as of May 31, 1995 and 1994 are as follows:

                                                            Non-
                                                Current    current
     (in thousands)                             Asset (1)  Asset (2)
                                                --------   --------
     At May 31, 1995:
     Deferred tax assets:
       Operating loss carryforward              $     --   $  4,933
       Elimination of intercompany profit in
         inventory                                 1,619         --
       Inventory valuation                         2,557         --
       Other, net                                     19        480
                                                --------   --------
         Deferred tax assets                       4,195      5,413
     Deferred tax liabilities:
       Accelerated depreciation                       --     (3,276)
                                                --------   --------
         Net deferred tax                       $  4,195   $  2,137
                                                ========   ========
     At May 31, 1994:
     Deferred tax assets:
       Provision for phase-down of
         manufacturing operations               $     --   $  5,793
       Elimination of intercompany profit in
         inventory                                 2,470         --
       Inventory valuation                         1,775         --
       Other, net                                     --        625
                                                --------   --------
         Deferred tax assets                       4,245      6,418
     Deferred tax liabilities:
       Accelerated depreciation                       --     (3,013)
                                                --------   --------
         Net deferred tax                       $  4,245   $  3,405
                                                ========   ========
(1) Included in other current assets on the balance sheet
(2) Included in other assets on the balance sheet

     Operating loss carryforwards primarily result from domestic losses expiring in 2009 and 2010. Net income taxes paid (refunds received) were $(361,000), $3,053,000, and $(1,792,000) in 1995, 1994, and 1993, respectively. The
Company's United States federal tax returns have been audited through 1992. In June, 1996, the Company paid $1,100,000 to the IRS, including $520,000 for interest, in settlement of the 1992 tax audit. These costs had been provided for in prior years.

Note G -- Accrued Liabilities

Accrued liabilities consist of the following:

                                                       May 31
     (in thousands)                               1995       1994
                                                --------   --------
     Compensation and payroll taxes             $  4,592   $  4,178
     Phase-down of manufacturing                   1,212      2,598
     Interest                                      2,511      2,544
     Income taxes                                    530        386
     Other                                         2,316      2,133
                                                --------   --------
       Accrued liabilities                      $ 11,161   $ 11,839
                                                ========   ========

Note H -- Stockholders' Equity

     The Company has authorized 30,000,000 shares of Common Stock, 10,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share and generally votes together with the Common Stock. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of Common Stock and Class B Common Stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of cash dividends declared on Common Stock.

     Total Common Stock issued at May 31, 1995 was 8,224,704 shares. An additional 8,394,999 shares of Common Stock have been reserved for future issuance under the Employee Stock Purchase and Option Plans and potential conversion of the 7 1/4% Debentures and Class B Common Stock.

     The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of its fair market value. The plan has reserved 247,500 shares, of which 207,195 shares had been purchased by employees through May 31, 1995.

     On July 13, 1994, the Board of Directors approved the Employees 1994 Incentive Compensation Plan which authorizes the issuance of up to 500,000 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan 491,500 shares are reserved for future issuance. An additional 384,150 shares are reserved under a predecessor plan. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

     Under a non-qualified stock option plan, 74,787 shares have been reserved for future issuance for options exercisable based on earnings performance. Additionally, 499,080 and 300,000 shares, respectively, have been reserved for future issuance to employees and directors of the Company relating to qualified stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the date of grant and expires ten years from the date of grant.

     The following table contains further information on the stock option plans:

     Incentive Stock Options               1995       1994       1993
                                         --------   --------   --------
       Outstanding, June 1                434,221    444,813    390,283
       Granted                            246,100     40,150     73,500
       Exercised                           (9,000)        --         --
       Cancelled                          (50,571)   (50,742)   (18,970)
                                         --------   --------   --------
       Outstanding, May 31                620,750    434,221    444,813
                                         ========   ========   ========
       Price range at May 31             $   3.75   $   6.00   $   6.00
                                              to         to         to
                                         $  8.125   $  8.125   $  8.125

       Exercisable at May 31              478,270    199,111    136,334
       Available for grant at May 31      254,900         --     40,907

     Non-Qualified Stock Options           1995       1994       1993
                                         --------   --------   --------
       Outstanding, June 1                669,890    493,532    373,121
       Granted                             50,000    208,100    152,500
       Cancelled                           (7,347)   (31,742)   (32,089)
                                         --------   --------   --------
       Outstanding, May 31                712,543    669,890    493,532
                                         ========   ========   ========
       Price range at May 31             $   3.75   $   5.25   $   7.25
                                              to         to         to
                                         $  12.95   $  12.95   $  12.95

       Exercisable at May 31              577,229    345,026    304,823
       Available for grant at May 31      161,324    204,477    380,805

Note I -- Employee Retirement Plans

     The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 3% of base pay. Charges to expense for discretionary and matching contributions to these plans were $745,000 in 1995, $740,000 in 1994 and $718,000 in 1993. Stock contributions to the ESOP were $500,000, $125,000 and $125,000 in 1995, 1994 and 1993, respectively, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share, and didvends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of primarily government mandated programs.

Note J -- Industry and Market Information

     The Company operates in one industry as a distributor of electronic components, including vacuum tubes and semiconductors. The Company invoices its customers and makes shipments from two primary geographic locations: North America (which services the U. S., Canada, Latin America, and the Far East) and Europe.

     (in thousands)                         1995       1994       1993
                                          --------   --------   --------
     Sales:
       North America                      $186,103   $154,205   $142,197
       Less intersegment transfers          15,316     13,691     12,762
                                          --------   --------   --------
         To unaffiliated customers         170,787    140,514    129,435
                                          --------   --------   --------
       Europe                               49,244     40,367     36,048
       Less intersegment transfers          11,913      8,787      6,268
                                          --------   --------   --------
         To unaffiliated customers          37,331     31,580     29,780
                                          --------   --------   --------
           Consolidated                   $208,118   $172,094   $159,215
                                          ========   ========   ========
     Operating income (loss):
       North America                      $  6,187   $  6,235   $ 10,700
       Europe                                1,984    (25,054)       399
       Corporate expenses                   (1,512)    (1,516)    (1,574)
                                          --------   --------   --------
         Consolidated                     $  6,659   $(20,335)  $  9,525
                                          ========   ========   ========
     Identifiable assets:
        North America                     $142,031   $119,033   $120,721
        Europe                              21,653     35,310     48,564
        Corporate assets                     9,830     25,124     35,758
                                          --------   --------   --------
          Consolidated                    $173,514   $179,467   $205,043
                                          ========   ========   ========

     Intersegment transfers originate mainly from the United States or Europe and are accounted for on an "arm's length" basis with profits eliminated in consolidation. Export sales shipped directly from the United States were $38,653,000 in 1995, $29,667,000 in 1994, and $28,396,000 in 1993.

     Operating income was reduced by $4,700,000 in North America in 1995 for the payment of a claim settlement, and by $5,100,000 in North America and $21,400,000 in Europe in 1994 for the provision for phase-down of manufacturing operations, as described in Note B. Corporate assets consist primarily of cash and investments.

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

Note K -- Litigation

     On September 30, 1991, the Company reached a settlement with the U. S. Department of Justice (DOJ) which prohibits the Company from collecting tube carcasses otherwise available to tube rebuilders, provides certain restrictions on its dealings with Varian Associates, Inc. with respect to power grid tubes and requires the Company to obtain DOJ approval for the acquisition of any company (or its power grid tube assets) engaged in the rebuilding, manufacture, or distribution of power grid tubes, except under limited circumstances.

     On June 19, 1990, the Company was served with a complaint in Panache Broadcasting of Pennsylvania, Inc. v. Richardson Electronics, Ltd.; Varian Associates, Inc.; and Varian Supply Company (VASCO - a joint venture between the Company and Varian Associates, Inc.), in U. S. District Court for the Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This action purports to be a class action on behalf of all persons and businesses in the U. S. "who purchased electron power tubes from one or more of the defendant corporations at any time" since the formation of VASCO. The suit seeks treble damages alleged to be in excess of $100,000, injunctive relief, and attorneys' fees. The litigation has been transferred to the U. S. District Court for the Northern District of Illinois, Eastern Division as cause No. 90C6400, and is in the discovery stage. The Court has not determined whether the action may be maintained on behalf of a class. The Company is vigorously defending itself and the VASCO joint venture against this action.

     While it is not possible at this time to predict the outcome of this legal action, in the opinion of management, the disposition of the lawsuit and other matters mentioned above will not have a material effect on financial position.

Note L -- Selected Quarterly Financial Data
(Unaudited)

     Summarized quarterly financial data for 1995 and 1994 follow. There were no material fourth quarter adjustments in 1995. Fourth quarter adjustments in 1994 include $675,000 in excess of original estimates for overstock inventory and $365,000 for a LIFO reserve requirement. See Note B regarding the 1995 claim settlement and the 1994 phase-down of manufacturing operations.

     (in thousands, except per
       share amounts)                 First     Second     Third      Fourth
                                    --------   --------   --------   --------
     1995:
       Net sales                    $ 46,407   $ 51,008   $ 51,255   $ 59,448
       Gross margin                   13,503     14,570     14,673     17,287
       Claim settlement                   --         --         --     (4,700)
       Income (loss) before
         extraordinary item              784      1,128        972       (403)
       Extraordinary gain on
         bond repurchase                  --         --         --        527
       Net income                        784      1,128        972        124
       Net income per share
         before extraordinary gain  $    .07   $    .10   $    .08   $   (.04)
       Net income per share              .07        .10        .08        .01

     1994:
       Net sales                    $ 35,846   $ 44,200   $ 43,051   $ 48,997
       Gross margin                    9,963     12,027     12,099     13,302
       Phase-down of manufacturing        --         --         --    (26,500)
       Net income                         60        597        258    (20,724)
       Net income per share         $    .01   $    .05   $    .02   $  (1.83)

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

     We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 1995 and 1994, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note D to the consolidated financial statements, at May 31, 1994 the Company changed its method of accounting for its investments.

Ernst & Young LLP


Chicago, Illinois,
July 12, 1995



Stockholder Information

Corporate Offices
     Richardson Electronics, Ltd.
     40W267 Keslinger Road
     LaFox, Illinois  60147

Annual Meeting
     We encourage all stockholders to attend the annual meeting scheduled for Tuesday, October 10, 1995 at 3:15 p.m. at the Company's corporate offices. Further details are available in your proxy materials.

Transfer Agent and Registrar
     Harris Trust and Savings Bank
     111 West Monroe Street
     Chicago, Illinois 60690

Auditors
     Ernst & Young LLP
     233 S. Wacker Drive
     Chicago, Illinois  60606

Form 10K
     A copy of the Company's Annual Report on Form 10K, filed with the Securities and Exchange Commission is available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, LaFox, Illinois 60147.

Market Price of Common Stock

     The common stock is traded on the NASDAQ National Market System under the symbol "RELL". The number of stockholders of Common Stock and Class B Common Stock at May 31, 1995 was 715 and 43, respectively. The quarterly market price ranges of the Company's common stock were as follows:

                                  1995                  1994
     Fiscal Quarters        High        Low       High        Low
                          --------   --------   --------   --------
     First                  5 1/2      3 3/4      7 3/4      6
     Second                 9          4 1/2      6 3/4      5 1/2
     Third                  8 1/2      6 5/8      6 3/4      5 3/4
     Fourth                 8 1/8      6 3/4      6 1/2      4 1/2