Form 10-K, Exhibit 13
period 1996-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 1996-08-29
CIK 355948

The following portions of the Company's Annual Report to Stockholders for the Year Ended May 31, 1996 are incorporated by reference. The page numbers as indicated are the same as the printed copy which was distributed to the shareholders.

Five-Year Financial Review
Statement of Operations Data                                      Year Ended May 31
(in thousands, except per share amounts)            1996      1995      1994      1993      1992
                                                  --------  --------  --------  --------  --------
Net sales                                         $239,667  $208,118  $172,094  $159,215  $158,789
Cost of products sold                              169,123   148,085   124,703   111,620   109,600
Other charges <F1>                                      --     4,700    26,500        --        --
Selling, general and administrative expenses        52,974    48,674    41,226    38,070    40,947
Other expense, net                                   5,559     4,028     5,874     5,023     5,385
                                                  --------  --------  --------  --------  --------
Income (loss) before income taxes
 and extraordinary item                             12,011     2,631   (26,209)    4,502     2,857
Income tax provision (benefit)                       3,900       150    (6,400)    1,700     1,150
                                                  --------  --------  --------  --------  --------
Income (loss) before extraordinary item              8,111     2,481   (19,809)    2,802     1,707
Extraordinary gain, net of tax                          --       527        --        --        --
                                                  --------  --------  --------  --------  --------
Net income (loss)                                 $  8,111  $  3,008  $(19,809) $  2,802  $  1,707
                                                  ========  ========  ========  ========  ========
Net income (loss) per share:
 Before extraordinary item                        $    .68  $    .21  $  (1.75) $    .25  $    .15
 Extraordinary gain, net of tax                         --       .05        --        --        --
                                                  --------  --------  --------  --------  --------
  Net income (loss) per share                     $    .68  $    .26  $  (1.75) $    .25  $    .15
                                                  ========  ========  ========  ========  ========
Dividends per common share                        $    .16  $    .16  $    .16  $    .16  $    .16
                                                  ========  ========  ========  ========  ========

Balance Sheet and Other Data                                           May 31
(dollars in thousands)                              1996      1995      1994      1993      1992
                                                  --------  --------  --------  --------  --------
Receivables                                        $48,232   $42,768   $34,901   $30,267   $27,488
Inventories                                         94,327    81,267    73,863    86,955    84,427
Working capital, net                               133,151   106,235    96,494   103,987   103,165
Investments                                          2,190     7,070    17,836    29,080    28,785
Property, plant and equipment, net                  16,054    16,388    16,932    36,242    39,328
Total assets                                       180,158   173,514   179,467   205,043   205,837
Long-term debt                                      92,025    79,647    86,421    98,855   101,456
Stockholders' equity                                62,792    56,154    52,573    75,417    76,009
Employees at May 31                                    582       540       654       683       655
Stockholders                                           740       758       785       778       819

<F1> In 1995, the Company recorded a charge of $4,700,000 for the settlement of a claim related to a 1989 contract. In 1994, the Company established a $26,500,000 provision, including $21,400,000 to dispose of its manufacturing operations in Brive, France, and $5,100,000 for incremental costs related to a provision established in 1991.

Management's Discussion and Analysis

Results of Operations

Sales and Gross Margin

     The Company is a value-added distributor and manufacturer, operating in one industry segment, electronic components. The marketing and sales structure of the Company is organized in four strategic business units (SBUs): Electron Device Group (EDG), Solid State and Components (SSC), Display Products Group
(DPG) and Security Systems Division (SSD). Consolidated sales in fiscal 1996 were a record $239.7 million. Sales and gross margin by SBU are presented in the following table. Gross margin for each SBU reflects the distribution product margin less overstock and other inventory provisions. Manufacturing variances and miscellaneous costs are included under the caption "other".

Sales
(in thousands)       1996       %        1995       %        1994       %
                   --------   -----    --------   -----    --------   -----
 EDG               $109,925    45.8    $105,454    50.7    $ 91,736    53.2
 SSC                 67,976    28.4      52,409    25.2      42,274    24.6
 DPG                 36,154    15.1      36,502    17.5      27,150    15.8
 SSD                 25,612    10.7      13,753     6.6      10,934     6.4
                   --------   -----    --------   -----    --------   -----
   Consolidated    $239,667   100.0    $208,118   100.0    $172,094   100.0
                   ========   =====    ========   =====    ========   =====

Gross Margins
(in thousands)       1996       %        1995       %        1994       %
                   --------   -----    --------   -----    --------   -----
 EDG               $ 33,416    30.4    $ 30,884    29.3    $ 27,897    30.4
 SSC                 20,840    30.7      16,416    31.3      14,117    33.4
 DPG                 13,156    36.4      12,463    34.1       9,090    33.5
 SSD                  5,425    21.2       3,037    22.1       2,468    22.6
                   --------   -----    --------   -----    --------   -----
   Total             72,837    30.4      62,800    30.2      53,572    31.1
 Other               (2,293)             (2,767)             (6,181)
                   --------   -----    --------   -----    --------   -----
   Consolidated    $ 70,544    29.4    $ 60,033    28.8    $ 47,391    27.5
                   ========   =====    ========   =====    ========   =====

     On a geographic basis, the Company categorizes its sales by destination:
North America, Europe and Rest of World. Sales and gross margin by geographic area were as follows:

Sales
(in thousands)       1996       %        1995       %        1994       %
                   --------   -----    --------   -----    --------   -----
 North America     $139,743    58.3    $123,508    59.4    $102,870    59.8
 Europe              57,219    23.9      46,071    22.1      37,699    21.9
 Rest of World       42,705    17.8      38,539    18.5      31,525    18.3
                   --------   -----    --------   -----    --------   -----
   Consolidated    $239,667   100.0    $208,118   100.0    $172,094   100.0
                   ========   =====    ========   =====    ========   =====

Gross Margins
(in thousands)       1996       %        1995       %        1994       %
                   --------   -----    --------   -----    --------   -----
 North America     $ 41,257    29.5    $ 37,100    30.0    $ 32,054    31.2
 Europe              19,186    33.5      14,753    32.0      12,012    31.9
 Rest of World       12,394    29.0      10,947    28.4       9,506    30.2
                   --------   -----    --------   -----    --------   -----
   Total             72,837    30.4      62,800    30.2      53,572    31.1
 Other               (2,293)             (2,767)             (6,181)
                   --------   -----    --------   -----    --------   -----
   Consolidated    $ 70,544    29.4    $ 60,033    28.8    $ 47,391    27.5
                   ========   =====    ========   =====    ========   =====

     Double-digit sales growth was achieved by each geographic area in 1996. Sales growth was particularly strong in Europe in 1996 and 1995, at 24% and 22%, respectively, reflecting the Company's expansion of its specialty sales force concept to Europe and the improvement in European economic conditions since 1994. Sales denominated in currencies other than U. S. dollars were 42%, 39% and 37% of total sales in 1996, 1995 and 1994, respectively. Foreign exchange rate changes increased sales by an average of 1% in 1996 and 5% in 1995.

     Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

Electron Device Group

     The vacuum tube industry in which EDG operates is characterized by mature products, the emergence of tube rebuilders, and vigorous price competition. Overall industry sales are declining at approximately a 7% annual rate. EDG's sales gains of 4% in 1996 and 15% in 1995 result from a significant increase in market share.

     The medical electronics replacement market is a growth segment of the vacuum tube industry. Demand in the replacement market for x-ray, computed tomography (CT), medical resonance imaging (MRI) and radiation therapy components is expected to continue its growth in response to the emphasis on controlling rising medical costs. The Company expanded its medical sales force in 1996, with further expansion planned for 1997. In addition, the Company acquired an x-ray tube and image intensifier reloading facility in March, 1996. Medical sales increased 110% to $11 million in 1996, following a 64% increase in 1995.

     The primary factor in EDG's 1995 sales growth was a greater emphasis on overseas markets, as international sales increased 19%, reflecting sales force expansion and improved economic conditions in Europe.

     Gross margins as a percent of sales increased to 30.4% in 1996, compared to 29.3% in 1995 and 30.4% in 1994. Gross margin improvement in 1996 resulted from additional focus on pricing policies and emphasis on proprietary product lines. The margin decline in 1995 resulted from higher costs for products previously manufactured by the Company and now purchased.

Solid State and Components

     SSC operates in several markets, including the rapidly growing wireless and telecommunications industries. Sales increased 30% in 1996 to $68.0 million, following a 24% increase in 1995. International sales represented 36%, 36% and 37% of SSC's sales in 1996, 1995 and 1994, respectively.

     Gross margins were 30.7%, 31.3% and 33.4% of sales in 1996, 1995 and 1994. New vendor relationships established during 1996 are expected to have a positive influence on future margins.

Display Products Group

     DPG sales were flat in 1996 at $36.2 million, following a 34% increase in 1995. Sales growth has been hampered by product shortages, as CRT manufacturers were unable to meet demand. Sales declines in North America were offset by European sales gains of 57% to $15.5 million.

Staff additions and product line expansion contributed to the European sales gains. DPG's product mix is shifting from monochrome CRTs to higher-priced color CRTs, which have increased from 11% of units sold in 1994 to 16% in 1995 and 18% in 1996. International sales represented 51%, 35% and 33% of DPG's sales in 1996, 1995 and 1994, respectively.

     Gross margins as a percent of sales increased to 36.4% in 1996, from 34.1% in 1995 and 33.5% in 1994. The improving trend reflects a larger contribution from European sales at better margins, a shift in product mix from monochrome to higher margin color CRT's and industry shortages.

Security Systems Division

     SSD operates in the rapidly expanding closed-circuit television market. The Company made a substantial investment in SSD in 1995, doubling the size of its sales staff. This strategy contributed to the 86% growth in sales in 1996 and the 26% sales growth in 1995. International sales represented 39% of SSD's sales in 1996 and 1995, and 40% in 1994.

     Gross margins were 21.2%, 22.1% and 22.6% of sales in 1996, 1995 and 1994. Inventory turnover rates achieved by SSD are significantly higher that the Company's other SBU's, which mitigates the effect of lower gross margin rates.

Cost of Sales and Gross Margins

     The following table reconciles product margins on distribution activities to gross margins reported in the Statements of Operations:

(% of sales)                             1996          1995          1994
                                       --------      --------      --------
Distribution product margin              31.0 %        30.7 %        32.1 %
Customer returns and scrap               (0.7)         (0.6)         (0.6)
Manufacturing and warranty costs         (0.3)         (0.5)         (2.9)
Overstock provisions                     (0.1)         (0.5)         (0.9)
Other costs                              (0.5)         (0.3)         (0.2)
                                       --------      --------      --------
  Gross margin                           29.4 %        28.8 %        27.5 %
                                       ========      ========      ========

     Fluctuations in distribution margins reflect the effects of product costs, foreign exchange rate variations, and changes in product mix. Gross margins have improved steadily, from 27.5% of sales in 1994 to 28.8% in 1995 and 29.4% in 1996. The 1996 improvement reflects higher distribution margins and lower overstock provisions, while the 1995 improvement was primarily due to the elimination of manufacturing inefficiencies. Average selling prices, excluding the effects of foreign currency changes, increased 2.4% in 1996 and declined 1.1% in 1995.

Other Charges

     In May 1995, the Company paid $4.7 million in return for the release of monetary claims related to a 1989 contract for certain night-vision tubes. The original claim was in excess of $11.0 million.

     In 1994, the Company recorded a charge of $26.5 million to provide for the phase-down of manufacturing activity, including $21.4 million for asset write-downs and costs related to the transfer of the Company's Brive, France, operations to local management. The balance, $5.1 million, was for the phase-down of domestic manufacturing operations. See Note B for details.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses represented 22.1% of sales in 1996, 23.4% in 1995 and 24.0% in 1994. At $53.0 million, 1996 expenses increased $4.3 million over 1995, reflecting the expansion of the SSC, SSD and international sales forces, and incentive payments on higher gross margins.

Other (Income) Expense

     Interest expense increased 2.3% in 1996 due to higher borrowing levels. Interest expense declined 15% in 1995 due to the elimination of the debt on the Company's facility in Brive, France. Title to this facility was transferred to the mortgage holder in exchange for cancellation of the debt. Investment income was $1.2 million in 1996, $1.9 million in 1995 and $2.4 million in 1994. Investment income declined in 1996 and 1995, as the result of lower investment levels and lower realized capital gains.

Income Tax Provision

     The effective tax rates were 32% in fiscal 1996, 6% in 1995 and 24% in 1994. The 1996 rate differs from the statutory rate of 34% due to the utilization of foreign operating losses where no tax benefit was recorded in prior years and the Company's Foreign Sales Corporation benefit on export sales, partially offset by state income taxes. The 1995 rate differs from the
U. S. statutory rate of 34% as a result of the carryback of the $4.7 million contract settlement to prior years at a 46% statutory rate. The 1994 rate differs from the 34% U. S. statutory rate primarily as a result of the provision for the disposition of the Company's French manufacturing operations, which for financial reporting purposes resulted in a U. S. tax benefit at a lower rate (See Note F to the accompanying consolidated financial statements).

Net Income (Loss) and per Share Data

     The comparability of net income and net income per share for 1996, 1995 and 1994 is affected by two unusual charges described above, the 1995 contract settlement and the 1994 phase-down provision for manufacturing operations. In addition, 1995 net income included an extraordinary gain on the repurchase of bonds. The following table presents the net income (loss) trend on a comparable basis and reconciles to net income (loss) as reported in the Consolidated Statement of Operations:

(in thousands)                           1996          1995          1994
                                       --------      --------      --------
Net income (loss), comparable
  basis                                $ 8,111       $ 4,781      $   (309)
Contract settlement, net of tax              -        (2,300)            -
Extraordinary gain, net of tax               -           527             -
Phase-down provision, net of tax             -             -       (19,500)
                                       --------      --------      --------
  Net income (loss), as reported       $ 8,111       $ 3,008      $(19,809)
                                       ========      ========      ========

Net income (loss) per share,
  comparable basis                     $   .68       $   .41       $  (.03)
Contract settlement, net of tax              -          (.25)            -
Extraordinary gain, net of tax               -           .05             -
Phase-down provision, net of tax             -             -         (1.72)
                                       --------      --------      --------
  Net income (loss) per share,
    as reported                        $   .68       $   .21       $ (1.75)
                                       ========      ========      ========

Financial Condition

Liquidity

     Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, dividends and capital acquisitions. Cash provided by operations, exclusive of working capital requirements, was $14.0 million in fiscal 1996, $7.9 million in 1995 and $5.8 million in 1994. Increased investments in working capital of $22.0 million in 1996, $14.6 million in 1995 and $8.1 million in 1994 and debt service and dividend payments were met from cash generated by operations, liquidation of investments and additional borrowings.

     Working capital requirements included higher receivable and inventory balances to support sales growth. The Company's market niche as a distributor of electron tubes and semiconductors for replacement results in relatively high levels of inventory due to the nature of the product carried and the markets served. Many of these products represent trailing-edge technology which may not be available from other sources, and may not be currently manufactured. Also, in many cases, the products are components of production equipment for which immediate availability is critical to the customer. Other working capital requirements in 1995 included $6.3 million for severance and other payments related to the phase-down of manufacturing operations.

     The Company has federal and state net operating loss carryforwards of $6.0 million on a tax basis which are available to reduce future tax liabilities. Current earnings levels are sufficient to realize these carryforwards before they expire.

     The Company has proposed a plan to the Illinois Environmental Protection Agency to monitor and process soil and groundwater at the LaFox facility. Contamination is believed to have resulted from practices previously employed at the site. The present value of the estimated future remediation costs is $.7 million, and is included in accrued liabilities.

Financing

     In November 1995, the Company obtained a $25 million senior revolving credit note agreement due November 1998, consolidating a $9.8 million long-term loan and an $8.0 million short-term loan and providing an additional availability of $7.2 million. In June 1996, the agreement was amended to $30 million, of which $5.8 million was available for future working capital or other corporate requirements.

     In connection with the Company's outstanding 7 1/4% convertible debentures, certain restrictions relate to the purchase of treasury stock and the payment of cash dividends. At May 31, 1996, $ 11.2 million was free of such restrictions. Annual dividend payments approximate $1.8 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure.

Investments

     At May 31, 1996, the market value of the Company's non-current investment portfolio was $ 2.2 million. Included in the portfolio are high-yield investments for which management periodically evaluates the associated market risk. The investments are being maintained for corporate purposes which may include short-term operating needs and strategic acquisitions of product lines or businesses. Cash reserves, investments, funds from operations and credit lines are expected to be adequate to meet the operational needs and future dividends of the Company.

     Investing activities in 1996 included the acquisition of a medical x-ray tube reloading facility for $1.45 million.

Currency Fluctuations

     The Company's foreign denominated assets and liabilities are cash, accounts receivable and accounts payable, primarily in member countries of the European community, and, to a lesser extent, in Canada, Singapore and Japan. The Company monitors its foreign exchange exposures and may enter into forward contracts to hedge significant transactions. A portion of the $25 million senior revolving credit note agreement may be denominated in foreign currencies, at the Company's discretion. Other tools which may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995

     Except for the historical information contained herein, the matters discussed in this Annual Report (including the Annual Report on Form 10-K) are forward-looking statements relating to future events which involve certain risks and uncertainties, including those identified herein and in the Annual Report on Form 10-K.

Consolidated Balance Sheets
                                                                  May 31
                                                            ------------------
(in thousands)                                                1996      1995
                                                            --------  --------
Assets
Current assets
 Cash and equivalents                                       $  6,784  $ 11,151
 Receivables, less allowance of $1,461 and $1,385             48,232    42,768
 Inventories                                                  94,327    81,267
 Other                                                         8,062     8,762
                                                            --------  --------
   Total current assets                                      157,405   143,948

Investments                                                    2,190     7,070
Property, plant and equipment, net                            16,054    16,388
Other assets                                                   4,509     6,108
                                                            --------  --------
   Total assets                                             $180,158  $173,514
                                                            ========  ========
Liabilities and stockholders' equity
Current liabilities
 Accounts payable                                           $ 14,503  $ 16,695
 Accrued liabilities                                           9,751    11,161
 Short-term debt and current maturities of
  long-term debt                                                  --     9,857
                                                            --------  --------
   Total current liabilities                                  24,254    37,713
Long-term debt, less current portion                          92,025    79,647
Deferred income taxes                                          1,087        --
                                                            --------  --------
   Total liabilities                                         117,366   117,360

Stockholders' equity
 Common Stock, $.05 par value                                    428       411
 Class B Common Stock, convertible, $.05 par value               162       162
 Preferred Stock, $1.00 par value                                 --        --
 Additional paid-in capital                                   52,185    49,989
 Retained earnings                                            12,430     6,141
 Foreign currency translation adjustment                      (2,478)     (686)
 Market appreciation on investments, net of tax                   65       137
                                                            --------  --------
   Total stockholders' equity                                 62,792    56,154
                                                            --------  --------
   Total liabilities and stockholders' equity               $180,158  $173,514
                                                            ========  ========

See notes to consolidated financial statements.

Consolidated Statements of Operations
                                                        Year Ended May 31
                                                  ----------------------------
(in thousands, except per share amounts)            1996      1995      1994
                                                  --------  --------  --------
Net sales                                         $239,667  $208,118  $172,094
Costs and expenses:
 Cost of products sold                             169,123   148,085   124,703
 Other charges                                          --     4,700    26,500
 Selling, general and administrative
   expenses                                         52,974    48,674    41,226
                                                  --------  --------  --------
                                                   222,097   201,459   192,429
                                                  --------  --------  --------
   Operating income (loss)                          17,570     6,659   (20,335)
Other (income) expense:
 Interest expense                                    6,624     6,473     7,631
 Investment income                                  (1,238)   (1,863)   (2,442)
 Other                                                 173      (582)      685
                                                  --------  --------  --------
                                                     5,559     4,028     5,874
                                                  --------  --------  --------
   Income (loss) before income taxes
      and extraordinary item                        12,011     2,631   (26,209)
Income tax provision (benefit)                       3,900       150    (6,400)
                                                  --------  --------  --------
   Income (loss) before extraordinary item           8,111     2,481   (19,809)
Extraordinary gain on bond repurchase,
 net of income taxes of $337                            --       527        --
                                                  --------  --------  --------
   Net income (loss)                              $  8,111  $  3,008  $(19,809)
                                                  ========  ========  ========

Net income (loss) per share before
   extraordinary item                             $    .68  $    .21  $  (1.75)
Extraordinary gain, net of tax                          --       .05        --
                                                  --------  --------  --------
Net income (loss) per share                       $    .68  $    .26  $  (1.75)
                                                  ========  ========  ========
Average shares outstanding                          12,002    11,566    11,299
                                                  ========  ========  ========
Dividends per common share                        $    .16  $    .16  $    .16
                                                  ========  ========  ========

See notes to consolidated  financial statements.

Consolidated Statements of Cash Flows
                                                        Year Ended May 31
                                                  ----------------------------
(in thousands)                                      1996      1995      1994
                                                  --------  --------  --------
Operating Activities:
Net income (loss)                                 $  8,111  $  3,008  $(19,809)
Adjustments to reconcile net income
 (loss) to cash used in
 operating activities:
  Depreciation                                       2,709     2,669     4,753
  Amortization of intangibles and
   financing costs                                     360       427       964
  Deferred income taxes                              2,338     1,310    (6,717)
  Stock contribution to employee
   ownership plan                                      500       500       125
  Phase-down of manufacturing operations                --        --    26,500
                                                  --------  --------  --------
   Net adjustments                                   5,907     4,906    25,625
                                                  --------  --------  --------
   Net income (loss) adjusted for
    non-cash items                                  14,018     7,914     5,816
                                                  --------  --------  --------
Changes in working capital, net of
 currency translation effects and
 business acquisition:
  Receivables                                       (5,310)   (7,215)   (5,132)
  Inventories                                      (12,920)   (5,600)    1,197
  Other current assets                               1,567      (429)     (928)
  Accounts payable                                  (3,448)    5,079      (770)
  Accrued liabilities                               (1,843)   (6,437)   (2,485)
                                                  --------  --------  --------
   Net changes in working capital                  (21,954)  (14,602)   (8,118)
                                                  --------  --------  --------
   Net cash used in operating activities            (7,936)   (6,688)   (2,302)
                                                  --------  --------  --------
Financing Activities:
 Proceeds from borrowings                           22,200     8,000    13,770
 Payments on debt                                  (19,679)   (6,784)  (16,641)
 Proceeds from sale of common stock                  1,713       145        71
 Cash dividends                                     (1,822)   (1,779)   (1,754)
                                                  --------  --------  --------
   Net cash provided by (used in) financing
     activities                                      2,412      (418)   (4,554)
                                                  --------  --------  --------
Investing Activities:
 Sales of investments                               11,425    22,118    29,796
 Purchases of investments                           (6,660)  (11,335)  (18,343)
 Capital expenditures                               (2,352)   (2,703)   (2,164)
 Business acquisition                               (1,450)       --        --
 Other                                                 194       438       208
                                                  --------  --------  --------
   Net cash provided by investing activities         1,157     8,518     9,497
                                                  --------  --------  --------
   Increase (decrease) in cash and
    equivalents                                     (4,367)    1,412     2,641

Cash and equivalents at beginning
 of year                                            11,151     9,739     7,098
                                                  --------  --------  --------
   Cash and equivalents at end of year            $  6,784  $ 11,151  $  9,739
                                                  ========  ========  ========

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                               Shares Issued
                              ---------------          Additional                      Market
(shares and dollars                   Class B     Par    Paid-in   Retained  Foreign   Appre-
   in thousands)              Common   Common    Value   Capital   Earnings  Currency  ciation
Total
                              ------   ------   ------   -------   -------   -------   ------   -------
Balance June 1, 1993           8,019    3,248   $  563   $49,158   $26,475   $  (779)  $   --   $75,417
Shares contributed to ESOP        20       --        1       124        --        --       --       125
Shares issued under ESPP
 and stock option plan            17       --        1        70        --        --       --        71
Dividends                         --       --       --        --    (1,754)       --       --    (1,754)
Currency translation              --       --       --        --        --    (1,604)      --    (1,604)
Cumulative effect of adoption
 of FASB Statement 115            --       --       --        --        --        --      127       127
Net loss                          --       --       --        --   (19,809)       --       --   (19,809)
                              ------   ------   ------   -------   -------   -------   ------   -------
Balance May 31, 1994           8,056    3,248      565    49,352     4,912    (2,383)     127    52,573
Shares contributed to ESOP       133       --        7       493        --        --       --       500
Shares issued under ESPP
 and stock option plan            35       --        1       144        --        --       --       145
Conversion of Class B shares
 to common shares                  1       (1)      --        --        --        --       --        --
Dividends                         --       --       --        --    (1,779)       --       --    (1,779)
Currency translation              --       --       --        --        --     1,697       --     1,697
Market appreciation               --       --       --        --        --        --       10        10
Net income                        --       --       --        --     3,008        --       --     3,008
                              ------   ------   ------   -------   -------   -------   ------   -------
Balance May 31, 1995           8,225    3,247      573    49,989     6,141      (686)     137    56,154
Shares contributed to ESOP        69       --        3       497        --        --       --       500
Shares issued under ESPP
 and stock option plan           273       --       14     1,699        --        --       --     1,713
Conversion of Class B shares
 to common shares                  3       (3)      --        --        --        --       --        --
Dividends                         --       --       --        --    (1,822)       --       --    (1,822)
Currency translation              --       --       --        --        --    (1,792)      --    (1,792)
Market appreciation               --       --       --        --        --        --      (72)      (72)
Net income                        --       --       --        --     8,111        --       --     8,111
                              ------   ------   ------   -------   -------   -------   ------   -------
Balance May 31, 1996           8,570    3,244   $  590   $52,185   $12,430   $(2,478)  $   65
$62,792
                              ======   ======   ======   =======   =======   =======   ======
=======



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A -- Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories: Inventories are stated at the lower of cost or market. Domestic inventory costs are determined using the last-in, first-out (LIFO) method and represent 84% of total inventories at May 31, 1996 and 1995. The remaining inventories are costed on the first-in, first-out (FIFO) method. If the FIFO method, which approximates current costs, had been used for all inventories, the total amount of inventories would have been increased by $5,707,000 and $5,742,000 at May 31, 1996 and 1995, respectively. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Property, plant and equipment consist of the following:

                                                     May 31
                                               -------------------
     (in thousands)                              1996       1995
                                               --------   --------
     Land and improvements                     $  2,624   $  2,741
     Buildings and improvements                  18,052     18,068
     Machinery and equipment                     22,020     20,039
                                               --------   --------
        Property at cost                         42,696     40,848
     Accumulated depreciation                   (26,642)   (24,460)
                                               --------   --------
        Property, net                          $ 16,054   $ 16,388
                                               ========   ========

Foreign Currency Translation: Foreign currency transactions and financial statements are translated into U. S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations were $(228,000), $316,000, and $(607,000) in 1996, 1995, and 1994, respectively. Gains and losses resulting from translation of foreign financial statements are credited or charged directly to a separate component of shareholders' equity.

Revenue Recognition: Revenues are recorded upon shipment.

Income Taxes: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the enacted marginal tax rates.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and generally recognizes no compensation expense when options are issued. The Financial Accounting Standards Board has issued Statement No. 123 "Accounting for Stock-Based Compensation", which requires estimation of the fair value of options granted to employees and will be effective for the Company in fiscal 1997. Because the Company plans to elect supplemental foot-note disclosure of this information rather than including the estimated cost as an expense in arriving at net income, adoption of this Statement will not affect future earnings presented in the Statement of Operations.

Earnings per Share: Earnings per share are based on the weighted average number of Common and Class B Common shares outstanding and share equivalents that would arise from the exercise of stock options. The Company's outstanding
7 1/4% Convertible Subordinated Debentures were not included as share equivalents because the effect of conversion would be anti-dilutive.

Reclassifications: Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

Note B -- Other Charges

     In 1995, the Company paid $4.7 million to the Government in return for a release of monetary claims in connection with a contract completed in 1989.

     In 1994, the Company recorded a charge of $26,500,000 to provide for the costs and asset write-downs from the phase-down of its manufacturing operations. Of the charge, $21,400,000 provided for the disposition of the Company's Brive, France facility, which was transferred to local management in 1995. The costs incurred were consistent with the provision made in 1994, and no further charges were recorded in 1995 or 1996.

     The balance of the charge, $5,100,000, related to the phase-down of domestic manufacturing operations, which was substantially completed in 1995. An element of the charge was for estimated clean-up costs and environmental monitoring related to handling practices previously employed for certain solvents at the Company's LaFox, Illinois facility. The Company has proposed a plan to the Illinois Environmental Protection Agency to monitor and process soil and groundwater at the facility. The costs incurred for the phase-down were consistent with the 1994 provision, and no further charges were recorded, except for a $450,000 charge to cost of sales in 1996 to increase the reserve for environmental remediation costs. The present value of costs of remediation are estimated to be $700,000 and are included in accrued liabilities. The estimated cost of certain litigation also included in the provision is discussed further in Note K.

Note C -- Marketing Agreements

     The Company is party to several marketing distribution agreements with various manufacturers in the electron tube and semiconductor businesses. The most significant is a distribution agreement with Communications and Power Industries, Inc., formerly the Electron Device Group of Varian Associates, Inc. Product sales under this distribution agreement accounted for 15%, 17%, and 18%, of net sales in fiscal 1996, 1995, and 1994, respectively.

     As part of the divestiture of the Company's Brive manufacturing operations, the Company entered into a supply agreement with Covimag, SA, the corporation created by the local management group to continue operating the Brive facility. Under this agreement, the Company has agreed to purchase electron tubes valued at approximately $11.0 million per year through calendar 1997.

Note D -- Investments

     Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires investments to be classified as trading, available-for-sale or held-to-maturity. Management has determined these investments are properly classified as available-for-sale. The investment portfolio at May 31, 1996 and 1995 is stated at fair value based on quoted market prices or dealers' quotes and consists of securities available-for-sale, as follows:

                                           Gross      Gross    Estimated
                                        Unrealized Unrealized    Fair
     (in thousands)             Cost       Gains     Losses     Value
                              --------   --------   --------   --------
     At May 31, 1996:
       Equity securities      $ 1,571    $   174    $   (29)   $ 1,716
       Bonds                      510          -        (36)       474
                              --------   --------   --------   --------
          Total investments   $ 2,081    $   174    $   (65)   $ 2,190
                              ========   ========   ========   ========
     At May 31, 1995:
       Equity securities      $ 3,929    $   567    $  (333)   $ 4,163
       Bonds                    2,916        140       (149)     2,907
                              --------   --------   --------   --------
          Total investments   $ 6,845    $   707    $  (482)   $ 7,070
                              ========   ========   ========   ========

     The maturity schedule for securities available-for-sale at May 31, 1996 is as follows:

                                                         Estimated
                                                            Fair
     (in thousands)                              Cost      Value
                                               --------   --------
     Due in one year or less                   $   324    $   324
     Due after one year through five years         186        150
                                               --------   --------
        Total bonds                                510        474
     Equity securities                           1,571      1,716
                                               --------   --------
        Total investments                      $ 2,081    $ 2,190
                                               ========   ========

     Interest and dividend income are accrued as earned. Gains and losses are recognized in income on the investment portfolio when securities are sold or to reflect a decline in market value considered by management to be of a permanent nature. Investment income includes capital gains of $1,121,000 in 1996, $1,205,000 in 1995 and $1,292,000 in 1994. Of these amounts, sales of equity securities generated gains of $1,079,000, $1,044,000 and $739,000, respectively.

Note E -- Debt Financing

     Long-term debt consists of the following:

                                                         May 31
                                                  -------------------
     (in thousands)                                 1996       1995
                                                  --------   --------
     7 1/4% Convertible subordinated debentures
        due 2006                                  $ 70,825   $ 70,825
     Floating-rate bank term loan due
        November, 1998 (6.6% at May 31, 1996)       21,200     10,679
                                                  --------   --------
        Total debt                                  92,025     81,504
     Less current maturities                             -      1,857
                                                  --------   --------
        Long-term debt, net                       $ 92,025   $ 79,647
                                                  ========   ========

     The 7 1/4% convertible subordinated debentures are unsecured and subordinated to other long-term debt. Each $1,000 debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and is redeemable by the Company at a premium through December 15, 1996 and thereafter at par. The Company is required to make sinking fund payments on December 15 annually to 2005 in order to retire 75% of the original $83,000,000 issue prior to maturity. Debentures with a face amount of $12,175,000 were repurchased and will be used to satisfy a portion of the sinking fund requirement. Remaining sinking fund requirements for the next five years are $275,000 in fiscal 1998 and $6,225,000 in fiscal 1999, 2000 and 2001. The debenture agreement restricts the use of retained earnings for the payment of dividends or purchase of treasury stock. As of May 31, 1996, $11,219,000 was free of such restrictions.

     During fiscal 1995, the Company repurchased $4,910,000 at face value of its 7 1/4% convertible debentures for $3,956,000. Net of unamortized deferred financing costs of $90,000, and income taxes of $337,000, an extraordinary gain of $527,000 was recorded.

     In November 1995, the Company entered into a $25,000,000 senior revolving credit note agreement due November 1998 consolidating a then outstanding $9,800,000 long-term loan and an $8,000,000 short-term loan. Financial covenants under the agreement set benchmark levels for tangible net worth, debt to tangible net worth ratio and annual debt service coverage. The loan bears interest at 125 basis points over LIBOR, which at May 31, 1996 resulted in a rate of 6.6%. In June 1996, the senior revolving credit agreement was increased to $30,000,000, of which $5,800,000 was available for future working capital or other corporate requirements.

     Aggregate maturities of debt during the next five years are: $275,000 in 1998, $27,424,900 in 1999, $6,225,000 in 2000 and 2001. Cash payments for interest were $6,445,000, $6,506,000, and $7,710,000 in 1996, 1995, and 1994,
respectively.

     In the following table, the fair value of the Company's 7 1/4% convertible debentures is based on quoted market prices. The fair value of floating-rate bank term loans is based on carrying value.

     (in thousands)                   1996                 1995
                              -------------------   -------------------
                               Carrying     Fair    Carrying      Fair
                                Value      Value      Value      Value
                              --------   --------   --------   --------
     7 1/4% Convertible
        debentures            $ 70,825   $ 59,847   $ 70,825   $ 56,306
     Bank term loans            21,200     21,200     18,679     18,679
                              --------   --------   --------   --------
        Total                 $ 92,025   $ 81,047   $ 89,504   $ 74,985
                              ========   ========   ========   ========

Note F -- Income Taxes

     The components of income (loss) before income taxes and extraordinary item are:

     (in thousands)                       1996        1995        1994
                                       ---------   ---------   ---------
     United States                     $  9,954    $    781    $ (2,284)
     Foreign                              2,057       1,850     (23,925)
                                       ---------   ---------   ---------
        Income (loss) before taxes     $ 12,011    $  2,631    $(26,209)
                                       =========   =========   =========

     The differences between the provision (credit) for income taxes and income taxes computed at the federal statutory tax rate of 34% are as follows:

     (in thousands)                           1996        1995        1994
                                           ---------   ---------   ---------
     Federal income tax at statutory rate  $  4,084    $    895    $ (8,911)
     Effect of:
        State income taxes, net of
           federal tax benefit                  421         (38)     (1,203)
        FSC benefit on export sales            (386)       (273)       (258)
        Realization of tax benefit on prior
           years' foreign losses               (298)          -           -
        Non-deductible foreign losses             -         180       9,036
        U.S. tax benefit on disposition
           of French manufacturing                -           -      (5,000)
        Claim settlement taxed at 46%
           carry back year statutory rate         -        (600)          -
        Other                                    79         (14)        (64)
                                           ---------   ---------   ---------
     Income tax provision (benefit)        $  3,900    $    150    $ (6,400)
                                           =========   =========   =========

     In 1995, due to the timing and nature of the claim settlement (see Note
B), the Company utilized a ten year carryback provision permitted by the Internal Revenue Service.

     Tax benefits of $8,000,000 will be realized if the disposition of the Company's French operations is treated as an ordinary loss for federal tax purposes (see Note B). A tax benefit of $5,000,000 was recorded in 1994 based upon alternative tax strategies.

     The provisions (credits) for income taxes before extraordinary item consist of the following:

     (in thousands)                       1996        1995        1994
                                       ---------   ---------   ---------
     Currently payable:
        Federal                        $  1,158    $ (1,930)   $    137
        State                               139        (150)          -
        Foreign                             274       1,250         196
                                       ---------   ---------   ---------
           Total currently payable        1,571        (830)        333
                                       ---------   ---------   ---------
     Deferred:
        Federal                           1,806       1,386      (4,455)
        State                               498          93      (1,822)
        Foreign                              25        (499)       (456)
                                       ---------   ---------   ---------
           Total deferred                 2,329         980      (6,733)
                                       ---------   ---------   ---------
        Income tax provision (benefit) $  3,900    $    150    $ (6,400)
                                       =========   =========   =========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets and liabilities are offset on the balance sheet within tax jurisdictions. Significant components of the Company's deferred tax assets and liabilities as of May 31, 1996 and 1995 are as follows:

                                                       Non-         Non-
                                          Current     current      current
     (in thousands)                       Asset (1)   Asset (2)   Liability
                                          ---------   ---------   ---------
     At May 31, 1996:
     Deferred tax assets:
        Operating loss carryforward       $      -    $      -    $  1,440
        Intercompany profit in inventory     1,611           -           -
        Inventory valuation                  3,462           -           -
        Environmental and other reserves         -           -         600
        Other, net                              17           -         271
                                          ---------   ---------   ---------
           Deferred tax assets               5,090           -       2,311
     Deferred tax liabilities:
        Accelerated depreciation                 -           -      (3,398)
                                          ---------   ---------   ---------
           Net deferred tax               $  5,090    $      -    $ (1,087)
                                          =========   =========   =========
     At May 31, 1995:
     Deferred tax assets:
        Operating loss carryforward       $      -    $  4,933    $      -
        Intercompany profit in inventory     1,619           -           -
        Inventory valuation                  2,557           -           -
        Other, net                              19         480           -
                                          ---------   ---------   ---------
           Deferred tax assets               4,195       5,413           -
     Deferred tax liabilities:
        Accelerated depreciation                 -      (3,276)          -
                                          ---------   ---------   ---------
           Net deferred tax               $  4,195    $  2,137    $      -
                                          =========   =========   =========

(1) Included in other current assets on the balance sheet
(2) Included in other assets on the balance sheet

     Available operating loss carryforwards for domestic losses expire in 2010. Net income taxes paid (refunds received) were $(1,112,000), $(361,000), and $3,053,000 in 1996, 1995, and 1994, respectively. The Company's United States federal tax returns have been audited through 1992.

Note G -- Accrued Liabilities

     Accrued liabilities consist of the following:

                                                   May 31
                                           ---------------------
     (in thousands)                           1996        1995
                                           ---------   ---------
     Compensation and payroll taxes        $  3,558    $  4,592
     Interest                                 2,690       2,511
     Income taxes                               314         530
     Other accrued expenses                   3,189       3,528
                                           ---------   ---------
        Accrued liabilities                $  9,751    $ 11,161
                                           =========   =========

Note H -- Stockholders' Equity

     The Company has authorized 30,000,000 shares of Common Stock, 10,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share and generally votes together with the Common Stock. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of Common Stock and Class B Common Stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of Common Stock cash dividends.

     Total Common Stock issued at May 31, 1996 was 8,569,895 shares. An additional 9,125,085 shares of Common Stock have been reserved for future issuance under the Employee Stock Purchase and Option Plans and potential conversion of the 7 1/4% Debentures and Class B Common Stock.

     The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of its fair market value. The plan has reserved 150,000 shares for future issuance.

     On July 10, 1996, the Board of Directors approved the Employees 1996 Incentive Compensation Plan, the 1996 Stock Option Plan for Non-Employee Directors and Employees 1996 Stock Purchase Plan. The plans are subject to shareholders' approval, which will be voted at the annual meeting on October 1, 1996. The following information assumes shareholders' approval.

     The Employees' 1996 Incentive Compensation Plan authorizes the issuance of up to 800,000 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 1,484,856 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

     Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, 400,000 shares have been reserved for future issuance relating to qualified stock options exercisable based on the passage of time. Additionally, 490,739 shares have been reserved for future issuance to employees as Non-Qualified Stock Options. Each option is exercisable over a period from its date of grant at the market value on the date of grant and expires ten years from the date of grant.

     The following table contains further information on the stock option plans:

     Incentive Stock Options               1996        1995        1994
                                        ---------   ---------   ---------
     Outstanding, June 1                 620,750     434,221     444,813
     Granted                             243,450     246,100      40,150
     Exercised                          (162,014)     (9,000)          -
     Canceled                            (36,780)    (50,571)    (50,742)
                                        ---------   ---------   ---------
     Outstanding, May 31                 665,406     620,750     434,221
                                        =========   =========   =========
     Price range at May 31               $3.75 to    $3.75 to    $6.00 to
                                          $8.125      $8.125      $8.125
     Exercisable at May 31               366,466     478,270     199,111
     Available for grant at May 31       819,450     254,900           -
                                        =========   =========   =========
     Non-Qualified Stock
        Options                           1996        1995        1994
                                        ---------   ---------   ---------
     Outstanding, June 1                 712,543     669,890     493,532
     Granted                              20,000      50,000     208,100
     Exercised                           (83,127)          -           -
     Canceled                            (62,978)     (7,347)    (31,742)
                                        ---------   ---------   ---------
     Outstanding, May 31                 586,438     712,543     669,890
                                        =========   =========   =========
     Price range at May 31               $3.75 to    $3.75 to    $5.25 to
                                          $12.95      $12.95      $12.95
     Exercisable at May 31               488,938     577,229     345,026
     Available for grant at May 31       304,301     161,324     204,477
                                        =========   =========   =========

Note I -- Employee Retirement Plans

     The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 3% of base pay. Effective 1997, the Company will increase this matching limit to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $1,075,000 in 1996, $745,000 in 1995 and $740,000 in 1994. Stock contributions to the ESOP were $500,000 , $500,000 and $125,000 in 1996, 1995 and 1994, respectively, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share, and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of primarily government mandated programs.

Note J -- Industry and Market Information

     The Company operates in one industry as a distributor of electronic components, including vacuum tubes and semiconductors. The Company invoices its customers and makes shipments from two primary geographic locations: North America (which services the U. S., Canada, Latin America, and the Far East) and Europe.

     (in thousands)                       1996        1995        1994
                                       ---------   ---------   ---------
     Sales:
        North America                  $211,912    $186,103    $154,205
        Less intersegment transfers      21,778      15,316      13,691
                                       ---------   ---------   ---------
           To unaffiliated customers    190,134     170,787     140,514
                                       ---------   ---------   ---------
        Europe                           51,987      49,244      40,367
        Less intersegment transfers       2,454      11,913       8,787
                                       ---------   ---------   ---------
           To unaffiliated customers     49,533      37,331      31,580
                                       ---------   ---------   ---------
              Consolidated             $239,667    $208,118    $172,094
                                       =========   =========   =========

     Operating income (loss):
        North America                  $ 13,040    $  6,187    $  6,235
        Europe                            6,263       1,984     (25,054)
        Corporate expenses               (1,733)     (1,512)     (1,516)
                                       ---------   ---------   ---------
           Consolidated                $ 17,570    $  6,659    $(20,335)
                                       =========   =========   =========

     Identifiable assets:
        North America                  $143,536    $142,031    $119,033
        Europe                           32,794      21,653      35,310
        Corporate assets                  3,828       9,830      25,124
                                       ---------   ---------   ---------
           Consolidated                $180,158    $173,514    $179,467
                                       =========   =========   =========

     Intersegment transfers originate mainly from the United States or Europe and are accounted for on an "arm's length" basis with profits eliminated in consolidation. Export sales shipped directly from the United States were $37,913,000 in 1996, $38,653,000 in 1995, and $29,667,000 in 1994.

     Operating income was reduced by $4,700,000 in North America in 1995 for the payment of a claim settlement, and by $5,100,000 in North America and $21,400,000 in Europe in 1994 for the provision for phase-down of manufacturing operations, as described in Note B. Corporate assets consist primarily of cash and investments.

     The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America and vary elsewhere based on local customary practices. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses consistently have been within management's estimates.

     Sales by product line and by geographic destination are summarized in Management's Discussion and Analysis.

Note K -- Litigation

     On September 30, 1991, the Company reached a settlement with the U. S. Department of Justice (DOJ) which prohibits the Company from collecting tube carcasses otherwise available to tube rebuilders, provides certain restrictions on its dealings with Varian Associates, Inc. with respect to power grid tubes and re-quires the Company to obtain DOJ approval for the acquisition of any company (or its power grid tube assets) engaged in the rebuilding, manufacture, or distribution of power grid tubes, except under limited circumstances.

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

Note L -- Selected Quarterly Financial Data
(Unaudited)

     Summarized quarterly financial data for 1996 and 1995 follow. There were no material fourth quarter adjustments in 1996 or 1995. See Note B regarding the 1995 claim settlement.

   (in thousands, except per
       share amounts)               First       Second      Third       Fourth
                                  ---------   ---------   ---------   ---------
   1996:
     Net sales                    $57,201     $61,669     $56,367     $64,430
     Gross margin                  17,138      17,934      16,816      18,656
     Net income                     1,730       2,240       1,821       2,320
     Net income per share         $   .15     $   .19     $   .15     $   .19

   1995:
     Net sales                    $46,407     $51,008     $51,255     $59,448
     Gross margin                  13,503      14,570      14,673      17,287
     Claim settlement                   -           -           -      (4,700)
     Net income (loss) before
       extraordinary item             784       1,128         972        (403)
     Extraordinary gain,
       net of tax                       -           -           -         527
     Net income                       784       1,128         972         124
     Net income (loss) per share
       before extraordinary gain  $   .07     $   .10     $   .08     $  (.04)
     Net income per share         $   .07     $   .10     $   .08     $   .01

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

     We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.

Ernst & Young LLP


Chicago, Illinois,
July 10, 1996



Stockholder Information

Corporate Offices

     Richardson Electronics, Ltd.
     40W267 Keslinger Road
     LaFox, Illinois  60147
     (630) 208-2200

Annual Meeting

     We encourage all stockholders to attend the annual meeting scheduled for Tuesday, October 1, 1995 at 3:15 p.m. at the Company's corporate offices. Further details are available in your proxy materials.

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

Market Price of Common Stock

     The common stock is traded on the NASDAQ National Market System under the symbol "RELL". Press releases and other information can be found on the Internet at the Company's home page at http://www.rell.com. The number of stockholders of Common Stock and Class B Common Stock at May 31, 1996 was 707 and 37, respectively. The quarterly market price ranges of the Company's common stock were as follows:

                                    1996                1995
                              ----------------    ----------------
          Fiscal Quarters      High      Low       High      Low
                              ------    ------    ------    ------
          First                8 1/8     7         5 1/2     3 3/4
          Second              11 3/4     6 7/8     9         4 1/2
          Third               11 1/4     9         8 1/2     6 5/8
          Fourth              11 7/8     9 3/4     8 1/8     6 3/4

Corporate Officers

     Edward J. Richardson
     Chairman of the Board, President & Chief Executive Officer

     Charles J. Acurio
     Vice President, Display Products Group

     Page Y. Chiang
     Vice President & Operations Manager, Security Systems Division

     Flint Cooper
     Executive Vice President & General Manager, Security Systems Division

     Dennis R. Gandy
     Executive Vice President, Corporate Development & Assistant Secretary

     William J. Garry
     Vice President, Finance & Chief Financial Officer

     David Gilden
     Vice President, Latin American Sales

     Joseph C. Grill
     Vice President, Human Resources

     Joel Levine
     Senior Vice President & General Manager, Solid State and Components

     Kathleen M. McNally
     Vice President, Marketing Operations

     James R. Patterson
     Vice President of Sales, Solid State and Components

     Bart Petrini
     Vice President & General Manager, Electron Device Group

     Robert L. Prince
     Vice President, Worldwide Sales Administration

     Kevin F. Reilly
     Vice President & Chief Information Officer

     William G. Seils
     Senior Vice President, General Counsel & Corporate Secretary

     Ronald G. Ware
     Treasurer

Board of Directors

     Edward J. Richardson (1)

     Arnold R. Allen
     Consultant

     Jacques Bouyer (5)
     Consultant

     Kenneth J. Douglas (2,3)
     Chairman of the Board, West Suburban Hospital Medical Center

     Dennis R. Gandy (1)

     William J. Garry

     Scott Hodes (2,3,4)
     Partner, Law Firm of Ross & Hardies

     Ad Ketelaars
     Chief Executive Officer, Enertel

     Joel Levine

     Harold L. Purkey (2)
     Senior Managing Director,
     Forum Capital Markets

     Samuel Rubinovitz (1,3,4,5)
     Consultant


(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation / Stock     Option Committee
(4)  Executive Oversight      Committee
(5)   Strategic Planning       Committee