Form 10-K, Exhibit 13
period 1999-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 1999-08-30
CIK 355948

Five-Year Financial Review
(in thousands, except per share amounts)                                          Year Ended May 31
Statement of Operations Data               1999         1998        1997(1)       1996      1995(2)
                                        ---------    ---------    ---------    ---------  ---------
Net sales                                $320,941     $304,172     $255,139     $239,667   $208,118
Cost of products
 sold                                     231,328      217,509      187,675      169,123    152,785
Selling, general and
  administrative expenses                  70,870       65,393       62,333       52,974     48,674
Other expense, net                          6,886        7,334        7,856        5,559      4,028
                                        ---------    ---------    ---------    ---------  ---------

Income (loss) before income taxes
  and extraordinary item                   11,857       13,936       (2,725)      12,011      2,631
Income tax provision
 (benefit)                                  3,505        4,200       (1,720)       3,900        150
                                        ---------    ---------    ---------    ---------  ---------

Income (loss) before extraordinary
 item                                       8,352        9,736       (1,005)       8,111      2,481
Extraordinary gain (loss),
   net of tax                                  --           --         (488)          --        527
                                        ---------    ---------    ---------    ---------  ---------

Net income (loss)                        $  8,352     $  9,736     $ (1,493)    $  8,111   $  3,008
                                        =========    =========    =========    =========  =========

Income (loss) per share - basic:
  Before extraordinary item              $    .60     $    .79     $   (.08)    $    .70   $    .22
  Extraordinary gain (loss),
  net of tax                                   --           --         (.04)          --        .05
                                        ---------    ---------    ---------    ---------  ---------
  Net income (loss) per share            $    .60     $    .79     $   (.12)    $    .70   $    .27
                                        =========    =========    =========    =========  =========
Income (loss) per share - diluted:
  Before extraordinary item              $    .60     $    .77     $   (.08)    $    .68   $    .21
  Extraordinary gain (loss),
  net of tax                                   --           --         (.04)          --        .05
                                        ---------    ---------    ---------    ---------  ---------

    Net income (loss) per share          $    .60     $    .77     $   (.12)    $    .68   $    .26
                                        =========    =========    =========    =========  =========

Dividends per common share               $    .16     $    .16     $    .16     $    .16   $    .16
                                        =========    =========    =========    =========  =========


                                                                                  Year Ended May 31
Net Sales by Strategic Business Unit        1999         1998        1997         1996       1995
                                         ---------    --------     --------     --------   --------
  Electron Device Group (EDG)             $119,882    $119,157     $113,700     $109,925   $105,454
  Solid State & Components (SSC)            93,463      88,014       74,209       67,976     52,409
  Display Products Group (DPG)              37,416      30,639       29,377       36,154     36,502
  Security Systems Division (SSD)           70,180      66,362       37,853       25,612     13,753
                                         ---------    --------    ---------    ---------  ---------
    Consolidated                          $320,941    $304,172     $255,139     $239,667   $208,118
                                         =========    ========    =========    =========  =========


                                                                                       As of May 31
Balance Sheet Data                          1999         1998         1997         1996      1995
                                         ---------    ---------    ---------    ---------  --------
Receivables                               $ 62,448     $ 63,431     $ 53,333     $ 48,232  $ 42,768
Inventories                                107,724       96,443       92,194       94,327    81,267
Working capital, net                       161,640      149,577      140,821      133,151   106,235
Property, plant and equipment, net          23,047       18,477       17,526       16,054    16,388
Total assets                               235,678      209,700      192,514      180,158   173,514
Long-term debt                             113,658       87,427      107,275       92,025    79,647
Stockholders' equity                        84,304       91,585       59,590       62,792    56,154



(1)In 1997, the Company recorded special charges for severance and other costs related to a corporate reorganization and a re-evaluation of reserve estimates which increased cost of products sold by $7,200 and selling, general and administrative expenses by $3,800. Net of tax, these charges reduced income by $6,712, or $.56 per share. The Company also recorded an extraordinary loss of $800, less a related tax benefit of $312, or $.04 per share, on the exchange of certain of the Company's debentures.
   (See Note B to Consolidated Financial Statements.)

(2)In 1995, the Company recorded a charge which reduced gross margin by $4,700 and net income by $2,300, or $.25 per share, for the settlement of a claim related to a 1989 contract. The Company also recorded an extraordinary gain of $864, less tax of $337, or $.05 per share, on the repurchase of certain of the Company's debentures.

Management's Discussion and Analysis


Results of Operations


Sales and Gross Margin Analysis

      Richardson Electronics, Ltd. is a specialized international distributor of electronic components, equipment and assemblies primarily for niche industrial applications. The marketing and sales structure of the Company is organized in four strategic business units (SBUs): Electron Device Group
(EDG), Solid State and Components (SSC), Display Products Group (DPG) and Security Systems Division (SSD). Consolidated sales in fiscal 1999 were a record $320.9 million. Sales by SBU and percent of consolidated sales are presented in the following table (in thousands):

Sales                1999       %        1998       %        1997       %
                   --------   -----    --------   -----    --------   -----
 EDG               $119,882    37.3    $119,157    39.2    $113,700    44.6
 SSC                 93,463    29.1      88,014    28.9      74,209    29.1
 DPG                 37,416    11.7      30,639    10.1      29,377    11.5
 SSD                 70,180    21.9      66,362    21.8      37,853    14.8
                   --------   -----    --------   -----    --------   -----
   Total           $320,941   100.0    $304,172   100.0    $255,139   100.0
                   ========   =====    ========   =====    ========   =====

      Sales growth of 5.5% in 1999 and 19.2% in 1998 benefited from several business acquisitions. Excluding the effect of these acquisitions, internally generated sales growth was 1.6% in 1999 and 11.8% in 1998.

      Gross margin for each SBU and margin as a percent of sales are shown in the following table. Gross margin reflects the distribution product margin less overstock, customer returns and other provisions. In 1997, gross margin was reduced by a $7.2 million charge - see Note B to the Consolidated Financial Statements. Manufacturing variances, warranty provisions, LIFO provisions and miscellaneous costs are included under the caption "Corporate" (in thousands):


Gross Margins        1999       %        1998       %        1997       %
                   --------   -----    --------   -----    --------   -----
 EDG               $ 36,828    30.7    $ 37,219    31.2    $ 32,220    28.3
 SSC                 26,590    28.4      25,160    28.6      19,923    26.8
 DPG                 11,474    30.7      10,464    34.2       8,465    28.8
 SSD                 16,184    23.1      15,335    23.1       8,267    21.8
                   --------            --------            --------
   Total             91,076    28.4      88,178    29.0      68,875    27.0
 Corporate           (1,463)             (1,515)             (1,411)
                   --------            --------            --------
   Consolidated    $ 89,613    27.9    $ 86,663    28.5    $ 67,464    26.4
                   ========            ========            ========

     Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

Electron Device Group

     EDG serves the vacuum tube industry, which is characterized by mature products, the emergence of tube rebuilders and vigorous price competition. The Company estimates that overall industry sales are modestly contracting. EDG's net sales gain of 0.6% in 1999 reflects a 7.0% contraction of the core business offset by growth in medical x-ray imaging and the sale of logistics services. The core business was adversely affected by economic difficulties in Latin America and weak demand for microwave products used in the manufacture of semiconductors. The 4.8% sales growth in 1998 resulted from an increase in market share and emphasis on medical x-ray imaging. Foreign sales as a percent of total sales for EDG were 50.9%, 54.8% and 56.5% in 1999, 1998 and 1997, respectively.

     The medical electronics replacement business is a growth segment of the vacuum tube industry. Demand for rebuilt x-ray, computed tomography (CT), medical resonance imaging (MRI) and radiation therapy components is expected to continue to grow in response to the cost effectiveness of purchasing rebuilt components as opposed to purchasing new or rebuilt products directly from original equipment manufacturers. The Company has expanded its medical sales force and acquired existing x-ray tube and image intensifier reloading facilities in the United States and built a similar facility in the Netherlands. Sales in this EDG product line increased 9.5% to $22.3 million in 1999, following a 21.9% increase in 1998. Other growth areas in EDG, include microwave generators, pulse power tubes, industrial magnetrons and broadcast transmitters.

      Gross margin as a percent of sales was 30.7% in 1999, compared to 31.2% in 1998 and 30.6% (adjusted to exclude the special charge) in 1997. The gross margin change in 1999 reflects a change in product mix as lower-margin medical sales comprise a larger portion of total sales. The margin improvement in 1998 resulted from additional focus on pricing policies, emphasis on proprietary product lines and value-added services.

Solid State and Components

      SSC operates in several markets, including the rapidly growing wireless telecommunications industry. Sales increased 6.2% in 1999 to $93.5 million, following an 18.6% increase in 1998. Sales growth in 1999 slowed due to a general weakness in the semiconductor industry. Sales outside of the United States represented 43.7%, 39.8% and 37.6% of SSC's sales in 1999, 1998 and 1997, respectively. The largest sales gains in 1999 outside the United States were in Asia/Pacific, up 55.9%, and Europe, up 17.2%.

      During fiscal 1999, the Company acquired TRL Technologies, Inc. Although the acquisition added only $800,000 to fiscal 1999 sales, their design and manufacturing capabilities in the wireless telecommunications market are projected to generate significant sales in future years, including a $4.5 million contract to be delivered in fiscal 2000.

      Gross margin as a percent of sales was 28.4% in 1999, compared to 28.6% in 1998 and 30.1% (adjusted to exclude the special charge) in 1997. The decline in margin in 1999 reflects competitive pricing pressures and changes in product mix.

Management's Discussion and Analysis


Display Products Group

      DPG sales increased 22.1% in 1999 and 4.3% in 1998. The sales growth in 1999 reflects the expansion of the DPG product line into monitors and related systems integration. Sales outside the United States represented 39.9%, 48.8% and 46.1% of DPG's sales in 1999, 1998 and 1997, respectively.

      Sales growth also benefited from the acquisitions of Eternal Graphics in March 1998 and PixeLink in March 1999. Excluding the effect of acquisitions, DPG's sales growth was 10.4% in 1999 and 0.7% in 1998.

      Gross margin as a percent of sales was 30.7% in 1999, compared to 34.2% in 1998 and 35.1% (adjusted to exclude the special charge) in 1997. The margin trend reflects competitive pressure, a shift in product mix from CRT's to monitors and other display products and industry shortages.

Security Systems Division

      SSD provides security systems and related design services with an emphasis on closed circuit television (CCTV). In December 1998, the Company acquired Adler Video Systems, a distributor in southern California with annual sales of approximately $8.4 million. This purchase follows the acquisition of two Canadian distributors, Security Service International, Inc. (SSI) in August 1997 and Burtek Systems Inc. (Burtek) in February 1997, with annual sales of approximately $20.0 million and $18.0 million, respectively. These acquisitions contributed to the 5.8% growth in sales in 1999 and the 75.3% sales growth in 1998. Excluding the effect of acquisitions, sales declined 4.4% in 1999 and increased 27.7% in 1998. SSD's sales in 1999 were adversely affected by a soft Canadian economy and by foreign exchange, as a 7.0% decline in the value of the Canadian dollar generated a 3.4% reduction in reported sales. Sales outside of the United States represented 59.4% of SSD's sales in 1999, 63.5% in 1998, and 47.7% in 1997.

      Gross margin was 23.1% of sales in 1999 and 1998 and 21.8% of sales in 1997. The improvement in gross margin in 1998 reflects proprietary product lines and franchises obtained with the SSI and Burtek acquisitions. Inventory turnover rates achieved by SSD are significantly higher than the Company's other SBU's, mitigating the effect of lower gross margin rates.

Sales by Geographic Area

      On a geographic basis, the Company categorizes its sales by destination:
North America, Europe, Latin America, Asia/Pacific and Other. Prior year data has been restated to reflect this categorization. Other includes sales to export distributors and to countries where the Company does not have offices, including Eastern Europe and the Middle East. Sales and gross margin by geographic area are as follows (in thousands):


Sales                1999       %        1998       %        1997       %
                   --------   -----    --------   -----    --------   -----
 North America     $205,013    63.8    $189,116    62.2    $153,205    60.0
 Europe              65,365    20.4      62,706    20.6      51,681    20.3
 Latin America       16,734     5.2      20,755     6.8      17,861     7.0
 Asia/Pacific        23,390     7.3      21,155     7.0      20,261     7.9
 Other               10,439     3.3      10,440     3.4      12,131     4.8
                   --------   -----    --------   -----    --------   -----
   Consolidated    $320,941   100.0    $304,172   100.0    $255,139   100.0
                   ========   =====    ========   =====    ========   =====


Gross Margins        1999       %        1998       %        1997       %
                   --------   -----    --------   -----    --------   -----
 North America     $ 55,569    27.1    $ 53,372    28.2    $ 40,596    26.5
 Europe              20,607    31.5      19,449    31.0      15,016    29.1
 Latin America        4,729    28.3       5,763    27.8       4,313    24.1
 Asia/Pacific         7,169    30.6       6,427    30.4       5,682    28.0
 Other                3,002    28.8       3,167    30.3       3,268    26.9
                   --------            --------            --------
   Total             91,076    28.4      88,178    29.0      68,875    27.0
 Corporate           (1,463)             (1,515)             (1,411)
                   --------            --------            --------
   Consolidated    $ 89,613    27.9    $ 86,663    28.5    $ 67,464    26.4
                   ========            ========            ========

      North American sales increased 8.4% in 1999, following a 23.5% increase in 1998. The 1999 increase reflects growth in SSC, DPG monitor sales and acquisitions. The 1998 increase reflects growth in SSC, EDG, SSD and acquisitions. Sales in Europe increased 4.2% in 1999 and 21.3% in 1998.

      The crash in Asian markets affected sales for the latter half of fiscal 1998 and the first half of fiscal 1999. Performance improved significantly in the second half of 1999. Overall, Asia/Pacific sales grew 4.4% in 1998 and 10.6% in 1999. Shortly after the Asian crisis, the Brazilian market declined. Latin American sales did not recover throughout 1999, as sales declined 19.4% in 1999 after a 16.2% increase in 1998.

      Sales denominated in currencies other than U.S. dollars were 40.2%, 39.0% and 34.0% of total sales in 1999, 1998 and 1997, respectively. Foreign currency exchange rate changes reduced foreign sales by an average of 3.0% in 1999 and 5.9% in 1998. Average selling prices, excluding the effects of exchange rate changes declined 0.4% in 1999 and 0.3% in 1998 and were unchanged in 1997.

      The following table reconciles product margins on distribution activities to gross margins reported in the Consolidated Statements of Operations:

(% of sales)                                1999          1998          1997
                                          --------      --------      --------
Distribution product margin                 29.0 %        29.6 %        29.9 %
Customer returns and scrap                  (0.4)         (0.6)         (0.3)
Freight costs not inventoried               (0.3)         (0.3)         (0.3)
Overstock provisions                           -           0.1          (3.0)
Other costs                                 (0.4)         (0.3)          0.1
                                          --------      --------      --------
  Gross margin                              27.9 %        28.5 %        26.4 %
                                          ========      ========      ========

      Fluctuations in distribution margins primarily reflect the shift in product mix as SSD sales have increased as a percent of consolidated sales. Distribution margins are also affected by changes in selling prices, product costs, and foreign exchange rate variations. In 1997, in conjunction with a review of operations, and in response to changed market conditions, the Company re-evaluated its reserves for overstock inventory. As a result of this review, the Company provided a $7.2 million charge to cost of sales.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses represented 22.1% of sales in 1999, 21.5% in 1998 and 24.4% in 1997. In the third quarter of 1999, the Company adjusted staffing in light of current sales levels, resulting in a reduction in annual operating costs of approximately $2.5 million, beginning in the fourth quarter. Related severance costs were $340,000. In the fourth quarter of 1999, the Company recorded a $500,000 provision for potential losses on certain Latin American accounts receivable. The 1998 improvement reflects policy and procedural changes initiated by the Company to reduce costs. In 1997, selling, general and administrative expenses included a $3.8 million special charge for severance and other costs related to a corporate reorganization. Excluding the special charge, 1997 expenses were 22.9% of sales.

Other (Income) Expense

      Interest expense decreased 4.9% in 1999, reflecting lower borrowing levels during the year. Investment income includes realized capital gains of $39,000 in 1999 and $506,000 in 1998. Foreign exchange and other expenses primarily reflect changes in the value of the U.S. dollar relative to foreign currencies.

Income Tax Provision

      The effective tax rates were 29.6% in fiscal 1999, 30.1% in 1998 and 63.1% in 1997. The 1999 and 1998 rates differ from the statutory rate of 34.0% primarily due to the Company's foreign sales corporation benefit on export sales. The 1997 rate reflects the realization of tax benefits on prior years' foreign losses, foreign sales corporation benefits on export sales and state taxes.

Net Income (Loss) and per Share Data

      Net income declined 14.2% in 1999, to $8.4 million, or $.60 per share, from $9.7 million, or $.77 per share in 1998. A special charge was recorded in 1997 for severance and other costs related to a corporate reorganization and the re-evaluation of certain reserves which reduced income before extraordinary loss by $6.7 million, or $.56 per share. Also in 1997, an extraordinary loss reduced income by $488,000, or $.04 per share.


Financial Condition

Liquidity

      The Company provides engineered solutions, including prototype design and assembly, in niche product areas to its customers. Additionally, the Company specializes in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, the Company's products are components of production equipment for which immediate availability is critical to the customer. Accordingly, the Company enjoys higher gross margins, but necessarily has larger investments in inventory than those of a commodity electronics distributor.

      Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, capital expenditures, dividends, business acquisitions and, in 1999, purchases of treasury stock. Cash provided by operations was $4.1 million in fiscal 1999, $6.3 million in 1998 and $3.6 million in 1997. Additional investments in working capital to support sales growth were $10.2 million, $10.6 million and $7.3 million in 1999, 1998 and 1997, respectively.

      At May 31, 1999, the Company had net operating loss carryforwards of $7.3 million for U.S. federal and state income tax purposes, which are available to offset future tax liabilities. Current earnings levels are sufficient to realize these carryforwards before they expire.

      The Company proposed a plan, which has been accepted by the Illinois Environmental Protection Agency, to monitor and process soil and groundwater at the LaFox facility. Contamination is believed to have resulted from practices previously employed at the site. The present value of the estimated future remediation costs was charged to operations in 1996. The balance of the reserve is $544,000 and is included in accrued liabilities at May 31, 1999.

Financing

      In March 1998, the Company replaced its existing senior revolving credit note agreement with a new $50.0 million floating-rate revolving credit agreement expiring March 1, 2001. Loans under the agreement bear interest at prime or 125 basis points over the London Inter-Bank Offered Rate (LIBOR), at the Company's option. The premium over LIBOR can be reduced if the Company meets certain performance benchmarks. At May 31, 1999, $16.4 million was available under this line.

      In fiscal 1999, the Company purchased a suite of enterprise resource planning software utilizing state-of-the-art client-server technology. The Company entered into a financing arrangement with quarterly payments through March 2001 and an implicit interest rate of 7.5%.

Management's Discussion and Analysis


      In May 1998, the Company sold 2.1 million shares of its Common Stock in a public offering at a price of $12.50 per share. The net proceeds to the Company, after deducting an underwriting discount of 6% and issuance costs of $253,000, were $24.1 million. The proceeds were used to reduce borrowings under the Company's revolving debt agreement.

      In fiscal 1999, the Company purchased 2.0 million shares of its Common Stock at an average cost of $5.76 per share.

      Based on shares outstanding at May 31, 1999, annual dividend payments approximate $2.0 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure.

Currency Fluctuations

      The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory and accounts payable, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia/Pacific and Latin America. The Company monitors its foreign exchange exposures and, while historically has not, in the future may enter into forward contracts to hedge significant transactions. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures. There are no outstanding forward exchange contracts at May 31, 1999.

Impact of Year 2000

      The year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. The Company's current computer database correctly stores date stamps that include four digit years. The Company sets standard configuration guidelines for personal computer systems used within the Company, which are year 2000 compliant. Based on a recent assessment, the Company anticipates its systems will function properly with respect to dates in the year 2000 and thereafter.

      Future operating results may also be affected by the readiness of the Company's trading partners to meet year 2000 requirements. The Company is in the process of surveying its vendors of products with embedded chips or date-sensitive systems concerning their year 2000 readiness. The use of electronic data interchanges by the Company is limited to a few vendors and customers and the Company does not anticipate significant year 2000 issues relating to interface systems with these parties. The Company has no single customer that accounts for more than 2% of its sales or any vendor that accounts for more than 9% of its purchases. Based upon the foregoing, the Company believes that its risk of significant financial impact resulting from the inability of its trading partners to meet year 2000 requirements is minimal.

Conversion to the Euro

      On January 1, 1999, eleven member countries of the European Union began conversion to a common currency, the Euro. From January 1, 1999 until January 1, 2002, companies operating in Europe must be able to process business transactions either in legacy currencies or in Euros. After January 1, 2002, all transactions will be processed only in Euros. These changes could have significant impacts on transaction processing costs, pricing policies and foreign currency exchange risk management.

      The Company has verified that its transaction processing systems can accommodate the Euro and dual currency processing requirements without significant additional costs. While the exact impact on pricing is indeterminable, the Company believes that since most of its pricing is based on U.S. dollar costs, the effect of conversion to the Euro will not be significant. The Company expects to adopt the Euro as the functional currency for each of its subsidiaries within the European Union. While it is possible that this change may result in reduced volatility of foreign exchange results, these benefits cannot be quantified at this time.

Risk Management and Market Sensitive Financial Instruments

      As discussed above, the Company's debt financing, in part, varies with market rates and certain of its operations and assets and liabilities are denominated in foreign currencies that subject the Company to foreign exchange risk.

      In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange
Commission requires the Company to provide certain disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect a 10% increase in market interest rates and a uniform 10% strengthening of the U. S. dollar against foreign currencies would have on the reported net earnings of the Company. Under these assumptions in 1999, additional interest expense, tax effected, would have reduced net income by $150,000 and foreign currency exchange rates would have decreased net income by $140,000.

      The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and foreign currency exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

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

Consolidated Balance Sheets

                                                             As of May 31
(in thousands)                                       1999          1998
                                                   --------      --------
Assets
Current assets
Cash and equivalents                               $ 12,569      $  8,031
Receivables, less allowance
  of $2,584 and $2,230                               62,448        63,431
Inventories                                         107,724        96,443
Other                                                12,817         9,681
                                                   --------      --------
 Total current assets                               195,558       177,586
Property, plant and equipment, net                   23,047        18,477
Other assets                                         17,073        13,637
                                                   --------      --------
 Total assets                                      $235,678      $209,700
                                                   ========      ========

Liabilities and stockholders' equity
Current liabilities
Accounts payable                                   $ 21,829      $ 17,320
Accrued liabilities                                  10,259        10,286
Notes and current portion of
 long-term debt                                       1,830           403
                                                   --------      --------
 Total current liabilities                           33,918        28,009

Long-term debt                                      113,658        87,427
Deferred income taxes                                 3,798         2,679
                                                   --------      --------
 Total liabilities                                  151,374       118,115

Stockholders' equity
Common Stock, $.05 par value                            570           561
Class B Common Stock, convertible,
 $.05 par value                                         162           162
Preferred Stock, $1.00 par value                          -             -
Additional paid-in capital                           82,309        80,606
Treasury stock                                      (11,532)            -
Retained earnings                                    23,044        16,842
Foreign currency translation adjustment             (10,249)       (6,586)
                                                   --------      --------
 Total stockholders' equity                          84,304        91,585
                                                   --------      --------
 Total liabilities and stockholders'
  equity                                           $235,678      $209,700
                                                   ========      ========
See notes to consolidated financial statements.

Consolidated Statements of Operations

                                                             Year Ended May 31
(in thousands, except per share amounts)      1999         1998         1997
                                            --------     --------     --------
Net sales                                   $320,941     $304,172     $255,139
 Cost of products sold                       231,328      217,509      187,675
                                            --------     --------     --------
  Gross margin                                89,613       86,663       67,464
 Selling, general and
    administrative expenses                   70,870       65,393       62,333
                                            --------     --------     --------
  Operating income                            18,743       21,270        5,131

Other (income) expense:
 Interest expense                              7,689        8,084        7,622
 Investment income                              (636)      (1,005)        (392)
 Foreign exchange and other                     (167)         255          626
                                            --------     --------     --------
                                               6,886        7,334        7,856
                                            --------     --------     --------
  Income (loss) before income taxes
   and extraordinary item                     11,857       13,936       (2,725)
Income tax provision (benefit)                 3,505        4,200       (1,720)
                                            --------     --------     --------
  Income (loss) before extraordinary item      8,352        9,736       (1,005)

Extraordinary loss, net of tax benefit             -            -         (488)
                                            --------     --------     --------
  Net income (loss)                         $  8,352     $  9,736     $ (1,493)
                                            ========     ========     ========
Income (loss) per share - basic:
 Before extraordinary item                  $    .60     $    .79     $   (.08)
 Extraordinary loss, net of tax
   benefit                                         -            -         (.04)
                                            --------     --------     --------
  Net income (loss) per share               $    .60     $    .79     $   (.12)
                                            ========     ========     ========
 Average shares outstanding                   13,822       12,264       11,892

Income (loss) per share - diluted:
 Before extraordinary item                  $    .60     $    .77     $   (.08)
 Extraordinary loss, net of tax
   benefit                                         -            -         (.04)
                                            --------     --------     --------
  Net income (loss) per share               $    .60     $    .77     $   (.12)
                                            ========     ========     ========
 Average shares outstanding                   14,026       12,689       11,892

Dividends per common share                  $    .16     $    .16     $    .16

Comprehensive income (loss):
 Net income (loss)                          $  8,352     $  9,736     $ (1,493)
 Foreign currency translation adjustment      (3,663)      (2,983)      (1,190)
                                            --------     --------     --------
  Comprehensive income (loss)               $  4,689     $  6,753     $ (2,683)
                                            ========     ========     ========
See notes to consolidated  financial statements.

Consolidated Statements of Cash Flows

                                                             Year Ended May 31
(in thousands)                                    1999        1998       1997
                                                -------     -------    -------

Operating activities:
  Net income (loss)                             $ 8,352     $ 9,736    $(1,493)

Adjustments to reconcile net
  income (loss) to cash provided
  by operating activities:
    Depreciation                                  3,605      3,477       2,627
    Amortization of intangibles
     and financing costs                            633        632       1,318
    Deferred income taxes                         1,237      2,779      (3,305)
    Stock contribution to
     employee ownership plan                        485        285         800
    Special charges                                  --         --      11,000
                                                -------    -------     -------
 Net adjustments                                  5,960      7,173      12,440
                                                -------    -------     -------

Changes in working capital,
  net of currency translation
  effects and business acquisitions:
    Receivables                                   1,108     (9,170)     (4,277)
    Inventories                                 (10,985)    (3,658)        406
    Other current assets                         (3,015)       186         253
    Accounts payable                              3,172      4,366      (3,719)
    Accrued liabilities                            (509)    (2,350)         28
                                                -------    -------     -------
      Net changes in working capital            (10,229)   (10,626)     (7,309)
                                                -------    -------     -------
      Net cash provided by
        operating activities                      4,083      6,283       3,638
                                                -------    -------     -------

Financing activities:
  Proceeds from borrowings                       31,528     16,731      57,890
  Payments on debt                               (3,743)   (35,642)    (42,640)
  Proceeds from sale of common stock                385     26,933         536
  Purchases of treasury stock                   (11,527)        --          --
  Cash dividends                                 (2,150)    (1,976)     (1,855)
                                                -------    -------     -------
      Net cash provided
        by financing activities                  14,493      6,046      13,931
                                                -------    -------     -------

Investing activities:
  Business acquisitions                          (3,795)    (6,798)     (9,902)
  Capital expenditures                           (7,647)    (4,116)     (4,004)
  Other                                          (2,596)    (3,396)       (435)
                                                -------     ------     -------
      Net cash used in
       investing activities                     (14,038)   (14,310)    (14,341)
                                                -------    -------     -------
      Increase (decrease) in cash
        and equivalents                           4,538     (1,981)      3,228

 Cash and equivalents at beginning of year        8,031     10,012       6,784
                                                -------    -------     -------
 Cash and equivalents at end of year            $12,569    $ 8,031     $10,012
                                                =======    =======     =======
See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                         Shares Issued                                            Accumulated
                        ---------------          Additional                        Other
(shares and dollars             Class B   Par     Paid-in    Treasury  Retained  Comprehensive
   in thousands)        Common  Common   Value    Capital     Stock    Earnings   Income(Loss)    Total
                        ------  -------  -----   ----------  --------  --------  -------------  -------
Balance June 1, 1996     8,562    3,244   $590   $   52,185  $     --  $ 12,430   $     (2,413) $62,792

Shares contributed
  to ESOP                   84       --      5          795        --        --             --      800
Shares issued under ESPP
  and stock option plan     74       --      4          532        --        --             --      536
Conversion of Class B
  shares to common
  shares                     1       (1)    --           --        --        --             --       --
Dividends                   --       --     --           --        --    (1,855)            --   (1,855)
Currency translation        --       --     --           --        --        --         (1,190)  (1,190)
Net loss                    --       --     --           --        --    (1,493)            --   (1,493)
                        ------  -------  -----   ----------  ---------  --------  ------------- -------
Balance May 31, 1997     8,721    3,243    599       53,512        --     9,082         (3,603)  59,590

Shares contributed
 to ESOP                    34       --      2          283        --        --             --      285
Shares issued under ESPP
  and stock option plan    354       --     19        2,845        --        --             --    2,864
Public stock offering    2,070       --    103       23,966        --        --             --   24,069
Conversion of Class B
  shares to common
  shares                     4       (4)    --           --        --        --             --       --
Dividends                   --       --     --           --        --    (1,976)            --   (1,976)
Currency translation        --       --     --           --        --        --         (2,983)  (2,983)
Net income                  --       --     --           --        --     9,736             --    9,736
                        ------  -------  -----   ----------  ---------  --------  ------------  -------

Balance May 31, 1998    11,183    3,239    723       80,606        --     16,842        (6,586)  91,585

Shares contributed
  to ESOP                   12       --      1          484        --        --             --      485
Shares issued under ESPP
  and stock option plan    189       --      8        1,219        (5)       --             --    1,222
Purchase of 2,000 shares
  of Common Stock           --       --     --           --   (11,527)       --             --  (11,527)
Conversion of Class B
  shares to common
  shares                     6       (6)    --           --        --        --             --       --
Dividends                   --       --     --           --        --     (2,150)           --   (2,150)
Currency translation        --       --     --           --        --         --        (3,663)  (3,663)
Net income                  --       --     --           --        --      8,352            --    8,352
                        ------  -------  -----   ----------  ---------  --------  ------------  -------
Balance May 31, 1999    11,390    3,233  $ 732   $   82,309  $(11,532)  $ 23,044  $    (10,249) $84,304
                        ======  =======  =====   ==========  =========  ========  ============  =======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)

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

Reclassifications: Certain amounts in the 1998 and 1997 financial statements are reclassified to conform to the 1999 presentation.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 78% of total inventories at May 31, 1999 and 80% at May 31, 1998. For the remaining inventories, cost is determined on the first-in, first-out (FIFO) method. If the FIFO method had been used for all inventories, the total amount of inventories would have been increased by $2,058 and $3,569 at May 31, 1999 and 1998, respectively. As a result of the increase in overstock reserves recorded in 1997, the LIFO carrying value of all inventories approximated market value at May 31, 1999 and 1998. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Property, plant and equipment consist of the following:

                                                             May 31
                                             1999            1998
                                           --------        --------
Land and improvements                      $  2,764        $  2,721
Buildings and improvements                   18,776          18,479
Machinery and equipment                      36,003          28,595
                                           --------        --------
Property at cost                             57,543          49,795
Accumulated depreciation                    (34,496)        (31,318)
                                           --------        --------
Property, net                              $ 23,047        $ 18,477
                                           ========        ========

Other Assets: Deferred financing costs, goodwill and other deferred charges are amortized using the straight-line method. Goodwill is generally amortised over a period of 20 to 40 years. However, the Company continually evaluates the carrying value of goodwill based upon its recoverability from related projected undiscounted cash flows. Other assets consist of the following:

                                                             May 31
                                             1999            1998
                                           --------        --------
Investments (at market)                    $  2,603        $  2,931
Notes receivable                              5,680           3,158
Deferred financing costs, net                   436             502
Goodwill, net                                 7,126           5,558
Other deferred charges, net                   1,228           1,488
                                           --------        --------
Other assets, net                          $ 17,073        $ 13,637
                                           ========        ========


Accrued Liabilities: Accrued liabilities consist of the following:

                                                             May 31
                                             1999            1998
                                           --------        --------
Compensation and payroll taxes             $  4,048        $  5,072
Interest                                      2,758           2,546
Income taxes                                  1,042             362
Other accrued expenses                        2,411           2,306
                                           --------        --------
Accrued liabilities                        $ 10,259        $ 10,286
                                           ========        ========

Foreign Currency Translation: Foreign currency balances and financial statements are translated into U.S. dollars at end-of-period rates, except that revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations are $77, $(299), and $(563) in 1999, 1998, and 1997, respectively. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to a separate component of stockholders' equity.

Revenue Recognition: Revenues are recorded upon shipment.

Income Taxes: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates.

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation", requires estimation of the fair value of options granted to employees. As permitted by SFAS No. 123, the Company presents this estimated fair value information in Note G.

Page15



Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

Earnings per Share: Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of Common and Class B Common shares outstanding. Diluted earnings per share is calculated by dividing net income (loss) by the actual shares outstanding and share equivalents that would arise from the exercise of stock options. The per share amounts presented in the Consolidated Statement of Operations are based on the following amounts:

                                                 1999        1998        1997
                                               -------     -------     -------
Numerator for EPS:
 Income (loss) before
  extraordinary item                           $ 8,352     $ 9,736     $(1,005)
 Extraordinary loss, net of tax                      -           -        (488)
                                               -------     -------     -------
  Net income (loss)                            $ 8,352     $ 9,736     $(1,493)
                                               =======     =======     =======
Denominator for basic EPS:
 Beginning shares outstanding                   14,422      11,964      11,806
 Additional shares issued                          106         300          86
 Reduction for shares acquired                    (706)          -           -
                                               -------     -------     -------
Average shares outstanding                      13,822      12,264      11,892
                                               =======     =======     =======
Denominator for diluted EPS:
 Average shares outstanding                     13,822      12,264      11,892
 Effect of dilutive stock options                  204         425           -
                                               -------     -------     -------
  Average shares outstanding                    14,026      12,689      11,892
                                               =======     =======     =======

      Out-of-the-money (exercise price higher than market price) stock options and the Company's 8 1/4% and 7 1/4% convertible debentures are excluded from the calculation because they are anti-dilutive. In-the-money stock options are excluded from the calculation in 1997 because the Company reported a net loss.

Note B -- Special Charges and Extraordinary Item

      In fiscal 1997, the Company re-evaluated its reserve estimates in light of changed market conditions and provided for severance and other costs associated with a corporate reorganization. Inventory reserve adjustments of $7,200 are included in cost of sales, and provisions for accounts receivable, severance and other costs of $3,800 are included in selling, general and administrative expense. Collectively, these charges amount to $11,000, or $6,712, net of tax, reducing earnings per share by $.56.

      Also in fiscal 1997, the Company recorded an $800 extraordinary charge for the write-off of unamortized debt issuance costs associated with a portion of the Company's 7 1/4% convertible subordinated debentures, which were exchanged for a new 8 1/4% debenture. Net of tax, the charge was $488, or $.04 per share.

Note C -- Acquisitions

      Fiscal 1999: In December 1998, the Company's SSD unit acquired Adler Video Systems, a southern California based distributor of closed circuit television (CCTV) systems with annual sales of approximately $8,400. The Company also made three smaller acquisitions with annual sales of about $2,000 each. These acquisitions included TRL Technologies, a manufacturer of amplifier circuits for the SSC business unit's wireless communications operations; Sahab S.A., a Mexican distributer of broadcast transmitters for the EDG Business unit; and PixeLink, a systems integrator specializing in medical monitors for the DPG business unit.

      The aggregate cash outlay for business acquisitions in 1999 was $3,795. Additional non-cash payments of $1,113 were made in the form of the Company's Common Stock and the foregiveness of an account receivable.

      Fiscal 1998: In August 1997 the Company's SSD unit acquired the assets of Security Service International, Inc. (SSI), a Canadian distributor of security systems with annual sales of approximately $20,000. In March 1998, the Company acquired Eternal Graphics, a systems integrator specializing in financial applications for the DPG business unit with annual sales of approximately $4,200.

      Fiscal 1997: In February 1997, the SSD unit acquired Burtek Systems, Inc., (Burtek) a security systems distributor operating in Canada with annual sales of approximately $18,000. In October 1996, the SSC business unit acquired Compucon Distributors, Inc., a distributor of interconnect devices operating in the Northeastern United States with annual sales of approximately $8,000.

      Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the Consolidated Statements of Operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year. If each of these acquisitions had occurred at the beginning of the year, consolidated sales would have increased by approximately $6,900, $6,000 and $12,000 in 1999, 1998 and 1997, respectively.

      The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and in 1999, amounted to $927. Assuming the goals established in all agreements outstanding at May 31, 1999 were met, additional consideration aggregating approximately $4,500 would be payable through 2003.

Note D -- Marketing Agreements

      The Company is party to several marketing distribution agreements with various manufacturers in the electron tube and semiconductor businesses. The most significant is a distribution agreement with Communications and Power Industries, Inc., formerly the Electron Device Group of Varian Associates, Inc. Product sales under this distribution agreement accounted for 7.9%, 9.6%, and 13.0%, of net sales in fiscal 1999, 1998 and 1997, respectively.

Note E -- Debt Financing

      Long-term debt consists of the following:

                                                                      May 31
                                                        1999          1998
                                                      --------      --------
8 1/4% Convertible debentures, due June 2006          $ 40,000      $ 40,000
7 1/4% Convertible debentures, due
   December 2006                                        30,825        30,825
Floating-rate revolving credit facility,
   due March 2001 (6.07% at May 31, 1999)               33,582         6,582
Revolving credit and term loan due
   March 2001 (5.63% at May 31, 1999)                    7,694         9,365
Software financing arrangement                           2,673             -
Other                                                      714         1,058
                                                      --------      --------
   Long-term debt                                      115,488        87,830
Less current portion                                    (1,830)         (403)
                                                      --------      --------
   Long-term debt                                     $113,658      $ 87,427
                                                      ========      ========

      The 7 1/4% convertible debentures are unsecured and subordinated to other long-term debt, including the 8 1/4% convertible debentures. Each $1,000 of the 7 1/4% debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and the 8 1/4% debentures are convertible at $18.00 per share. The Company is required to make sinking fund payments of $3,850 in 2004 and $6,225 in 2005.

      The Company has a $50,000 floating-rate revolving credit facility which expires March 1, 2001. At May 31, 1999, $33,582 was outstanding under this agreement. Loans under the agreement bear interest at the Company's option at prime or at a premium over LIBOR. The premium over LIBOR varies with certain performance benchmarks. At May 31, 1999, the premium was 125 basis points and $16,400 was available for future borrowing.

      To complete the acquisition of Burtek in 1997, a subsidiary of the Company entered into a revolving credit and term loan agreement aggregating $6,000 with a Canadian affiliate of the Company's primary bank. The loan is guaranteed by the Company and bears interest at the Canadian prime rate. The amount of this agreement was increased to $12,100 in August 1997 to facilitate the acquisition of SSI and matures March 1, 2001. At May 31, 1999, $7,694 was outstanding and an additional $948 was available under the agreement.

      In fiscal 1999, the Company purchased a suite of enterprise resource planning software utilizing state-of the-art client-server technology. The Company entered into a financing arrangement with quarterly payments through March 2001 with an average implicit interest rate of 7.5%.

      The loan and debenture agreements contain financial covenants with which the Company was in full compliance at May 31, 1999. The most restrictive covenants set benchmark levels for tangible net worth, debt to tangible net worth ratio, cash flow to senior funded debt and annual debt service coverage.

      Aggregate maturities of debt during the next five years are: $1,830 in 2000, $42,833 in 2001 and $3,850 in 2004. Cash payments for interest were $7,477, $8,387 and $7,463 in 1999, 1998 and 1997, respectively.

      In the following table, the fair values of the Company's 7 1/4% and 8 1/4% convertible debentures are based on quoted market prices. The fair values of the bank term loans are based on carrying value, adjusted for market interest rate changes.

                                         1999                      1998
                                  --------------------    --------------------
                                  Carrying      Fair      Carrying      Fair
                                   Value       Value       Value        Value
                                  --------    --------    --------    --------
8 1/4% Convertible
  debentures                      $ 40,000    $ 33,800    $ 40,000    $ 38,000
7 1/4% Convertible
  debentures                        30,825      22,965      30,825      27,126
Floating-rate revolving
  credit facility                   33,582      33,582       6,582       6,582
Revolving credit and
  term loan                          7,694       7,694       9,365       9,365
Software financing
  arrangement                        2,673       3,036           -           -
Other                                  714         714       1,058       1,058
                                  --------    --------    --------    --------
   Total                           115,488     101,791      87,830      82,131
Less current portion                (1,830)     (1,830)       (403)       (403)
                                  --------    --------    --------    --------
   Total                          $113,658    $ 99,961    $ 87,475    $ 81,728
                                  ========    ========    ========    ========

Note F -- Income Taxes

      The components of income (loss) before income taxes and extraordinary item are:

                                          1999           1998           1997
                                       ----------     ----------     ----------
United States                          $    9,531      $  11,070     $  (4,558)
Foreign                                     2,326          2,866         1,833
                                       ----------     ----------    ----------
   Income (loss) before taxes
    and extraordinary item             $   11,857     $   13,936     $  (2,725)
                                       ==========     ==========    ==========

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

      The provision (benefit) for income taxes differs from income taxes computed at the federal statutory tax rate of 34.0% as a result of the following items:

                                          1999           1998           1997
                                       ----------     ----------     ----------
Federal statutory rate                     34.0 %         34.0 %         34.0 %
Effect of:
   State income taxes, net of
    federal tax benefit                     2.8            3.5           11.3
   FSC benefit on export sales             (7.2)          (6.2)          12.3
   Realization of tax benefit on
    prior years' foreign losses               -              -           14.7
   Foreign taxes at other rates             0.5           (0.3)          (7.5)
   Other                                   (0.5)          (0.9)          (1.7)
                                       ----------     ----------     ----------
Effective tax rate                         29.6 %         30.1 %         63.1 %
                                       ==========     ==========     ==========

      The provision (benefit) for income taxes before extraordinary item consist of the following:

                                          1999          1998          1997
                                       ----------    ----------    ----------
Currently payable:
   Federal                             $    1,294    $      973    $      299
   State                                      (44)          155             -
   Foreign                                  1,018           293           609
                                       ----------    ----------    ----------
    Total currently payable                 2,268         1,421           908
Deferred:
   Federal                                    730         1,867        (2,626)
State                                         545           275          (441)
   Foreign                                    (38)          637           439
                                       ----------    ----------    ----------
     Total deferred                         1,237         2,779        (2,628)
                                       ----------    ----------    ----------
Income tax provision (benefit)         $    3,505    $    4,200    $   (1,720)
                                       ==========    ==========    ==========

      In 1995, due to the timing and nature of a claim settlement, the Company utilized a ten-year carryback provision permitted by the Internal Revenue Service. The Company's U.S. federal tax returns have been examined through 1995. As part of this examination, in December 1997, the Internal Revenue Service contested the Company's carryback of the aforementioned claim settlement. The Company is appealing the IRS position. However, if the Company were ultimately unsuccessful, the claim would be available for carryforward at the then current statutory rate and the impact on the Company's financial position and results of operations would not be material.

      Operating loss carryforwards of $7,300 for U.S. tax purposes expire in 2009 and 2010. Net income taxes paid were $1,758, $850, and $523 in 1999, 1998 and 1997, respectively.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Non-current deferred tax assets and liabilities are offset on the balance sheet within tax jurisdictions. Significant components of the Company's deferred tax assets and liabilities as of May 31, 1999 and 1998 are as follows:

                                                     Balance Sheet Presentation
                                                     --------------------------
                                                      Current        Noncurrent
                                                      Asset (1)      Liability
                                                    -----------     -----------
At May 31, 1999:
Deferred tax assets:
   Intercompany profit in inventory                 $    1,492     $         -
   Inventory valuation                                   5,674               -
   Environmental and other reserves                          -             756
   Other, net                                               11               -
                                                    ----------     -----------
      Deferred tax assets                                7,177             756
Deferred tax liabilities:
   Accelerated depreciation                                  -          (3,834)
   Other, net                                                -            (720)
                                                    ----------     -----------
      Net deferred tax                              $    7,177     $    (3,798)
                                                    ==========     ===========
At May 31, 1998:
Deferred tax assets:
   Intercompany profit in inventory                 $    1,372     $         -
   Inventory valuation                                   5,748               -
   Environmental and other reserves                          -             955
   Other, net                                               15             180
                                                     ---------     -----------
      Deferred tax assets                                7,135           1,135

Deferred tax liabilities:
   Accelerated depreciation                                  -          (3,633)
   Other, net                                                -            (181)
                                                    ----------     -----------
      Net deferred tax                              $    7,135     $    (2,679)
                                                    ==========     ===========
(1) Included in other current assets on the balance sheet

Note G -- Stockholders' Equity

      The Company has authorized 30,000 shares of Common Stock, 10,000 shares of Class B Common Stock, and 5,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of Common Stock and Class B Common Stock rank equally and have the same rights, except that Class B Common Stock is limited to 90% of the amount of Common Stock cash dividends.

      In May 1998, the Company sold 2,070 shares of its Common Stock through a public offering at a price of $12.50 per share. The net proceeds to the Company, after deducting an underwriting discount of 6% and issuance costs of $253 were $24,069. Proceeds were used to pay down the revolving credit facility.

      In fiscal 1999, the Company purchased 2,000 shares of Common Stock at an average cost of $5.76 per share.

      Total Common Stock issued and outstanding at May 31, 1999 was 9,390 shares. An additional 9,621 shares of Common Stock have been reserved for future issuance under the Employee Stock Option Plans and potential conversion of the convertible debentures and Class B Common Stock.

      The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of the stock price at the beginning of the year or the end of the year, whichever is lower. At May 31, 1999, the plan had no shares reserved for future issuance. On July 13, 1999, the Board of Directors approved the 1999 Employee Stock Purchase Plan, authorizing an additional 150 shares for future issuance. The plan is subject to stockholders' approval, which will be voted upon at the annual meeting on October 12, 1999.

      The Employees' 1998 Incentive Compensation Plan authorizes the issuance of up to 800 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 2,304 shares are reserved at May 31, 1999 for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

      Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 31, 1999, 400 shares of Common Stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

      The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below. Had the plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company's net income (loss) and net income
(loss) per share would have been affected as follows:

                                              1999        1998        1997
                                            -------     -------     -------
Net income (loss), as reported              $ 8,352     $ 9,736     $(1,493)
Proforma net income (loss)                    7,629       9,261      (1,800)

Proforma net income (loss) per share
 Basic                                      $   .55     $   .76     $  (.15)
 Diluted                                        .54         .73        (.15)

Assumptions used:
 Risk-free interest rate                       5.4%        5.5%        5.2%
 Annual standard deviation
   of stock price                               50%         40%         40%
 Average expected life (years)                  6.1         5.6         6.0
 Annual dividend rate                       $   .16     $   .16     $   .16
Average fair value per option               $  3.31     $  3.49     $  3.07
Option value of ESPP per share              $  1.13     $  1.19     $  1.50
Fair value of options granted
 during the year                            $ 1,115     $   948     $   940

      The effect of applying SFAS No. 123 in this proforma disclosure is not indicative of the effects on future years, because SFAS No. 123 does not apply to grants issued prior to fiscal 1996.

      A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

                                          Outstanding             Exercisable
                                      -----------------       -----------------
                                      Shares      Price       Shares      Price
                                      -------    ------       -------    ------
At June 1, 1996                         1,252    $ 7.10           855    $ 7.16
Granted                                   286      8.00
Exercised                                 (33)     4.82
Cancelled                                 (16)     7.72
                                      -------
At May 31, 1997                         1,489      7.31           936      7.21
Granted                                   291      8.70
Exercised                                (308)     6.57
Cancelled                                 (99)     7.26
                                      -------
At May 31, 1998                         1,373      7.74           697      7.52
Granted                                   338      7.19
Exercised                                 (20)     4.68
Cancelled                                  (5)     7.86
                                     --------
At May 31, 1999                         1,686     $7.66           855     $7.62

The following table summarizes information about stock options outstanding as of May 31, 1999:

                                 Outstanding                Exercisable
Exercise                   -----------------------    -----------------------
Price Range                Shares   Price    Life     Shares   Price    Life
                           ------   ------   -----    ------   ------   -----
$3.75 to $5.375               136   $ 4.54     5.8       104   $ 4.40    5.1
$6.00 to $7.50                750     6.93     6.9       324     6.79    4.7
$8.00 to $8.50                666     8.19     6.1       337     8.10    4.3
$10.813 to $12.95             134    12.35     5.6        90    12.60    4.1
                           ------                     ------
   Total                    1,686   $ 7.66     6.4       855   $ 7.62    4.5
                           ======                     ======

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

Note H -- Employee Retirement Plans

      The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $1,370, $1,341 and $995 in 1999, 1998 and 1997, respectively. Such amounts included contributions in stock of $285 in 1998 and $800 in 1997, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note I -- Industry and Market Information

      The following disclosures are made in accordance with the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". The marketing and sales structure of the Company is organized into four strategic business units (SBU's): Electron Device Group (EDG), Solid State and Components
(SSC), Display Products Group (DPG) and Security Systems Division (SSD).

      EDG's principal products, electron tubes, are used to control, switch, oscillate or amplify electrical power. This technology has been used for more than 80 years throughout the industrialized world. EDG serves a multitude of industries including automotive, avionics, communications, marine, plastics, rubber, steel, textile, medical imaging and wafer fabrication for semiconductors. EDG's products are largely for replacement applications.

      SSC's products include radio frequency and microwave components and power semiconductors. These products are used in wireless communication and industrial applications, serving many of the same customers and industries as EDG. SSC's products are in most cases used in original equipment applications.

      DPG's products include cathode ray tubes, monitors and related systems integration. Large computer systems using multiple data display terminals represent the largest market served by DPG. Typical users include hospitals, airports, brokerage offices, financial institutions, television studios, utilities and assembly lines. DPG's products are largely for replacement applications and system upgrades.

      SSD serves the commercial security and surveillance industry, with emphasis on closed circuit television systems, components and related design and integration services. SSD's customer base includes industrial end-users and system installers.

      Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses. In North America and Europe, the sales force is organized by SBU and, accordingly, these costs are included in direct expenses. In Latin America, Asia/Pacific and the rest of the world, the regional sales force is shared and, accordingly, is not included in direct expenses. Inter-segment sales are not significant.

      Accounts receivable, inventory, goodwill and certain notes receivable are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Accordingly, depreciation, amortization expense and financing costs are not identifiable by SBU.

      Operating results for each SBU are summarized in the following table:

                          EDG         SSC         DPG         SSD       Total
                      ---------   ---------   ---------   ---------   ---------
Fiscal 1999
Sales                 $ 119,882   $  93,463   $  37,416   $  70,180   $ 320,941
Gross Margin             36,828      26,590      11,474      16,184      91,076
Contribution             27,491      15,754       7,647       7,201      58,093
Assets                   75,112      48,493      19,207      30,341     173,153

Fiscal 1998
Sales                 $ 119,157   $  88,014   $  30,639   $  66,362   $ 304,172
Gross Margin             37,219      25,160      10,464      15,335      88,178
Contribution             27,968      15,703       7,828       7,088      58,587
Assets                   70,633      43,007      15,350      28,684     157,674

Fiscal 1997
Sales                $  113,700   $  74,209   $  29,377   $  37,853   $ 255,139
Gross Margin             32,220      19,923       8,465       8,267      68,875
Contribution             24,436      11,545       6,333       4,381      46,695
Assets                   68,770      39,134      16,721      14,265     138,890

      A reconciliation of gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. (Other assets not identified includes miscellaneous receivables, manufacturing inventories and other assets.)

                                                   1999      1998       1997
                                               ---------  ---------  ---------
Gross margin - segments total                  $  91,076  $  88,178  $  68,875
Manufacturing variances and
   other costs                                    (1,463)    (1,515)    (1,411)
                                               ---------  ---------  ---------
   Gross margin                                $  89,613  $  86,663  $  67,464
                                               =========  =========  =========

Segment profit contribution                    $  58,093  $  58,587  $  46,695
Manufacturing variances and
   other costs                                    (1,463)    (1,515)    (1,411)
Regional selling expenses                        (13,062)   (12,360)   (16,293)
Administrative expenses                          (24,825)   (23,442)   (23,860)
                                               ---------  ---------  ---------
   Operating income                            $  18,743  $  21,270  $   5,131
                                               =========  =========  =========

Segment assets                                 $ 173,153  $ 157,674  $ 138,890
Cash and equivalents                              12,569      8,031     10,012
Other current assets                              12,817      9,681     10,497
Net property                                      23,047     18,477     17,526
Other assets not identified                       14,092     15,837     15,589
                                               ---------  ---------  ---------
Total assets                                   $ 235,678  $ 209,700  $ 192,514
                                               =========  =========  =========

      Geographic sales information is grouped by customer destination into five areas: North America, Europe, Latin America, Asia/Pacific and Other. Sales to Mexico are included as part of Latin America. Other includes sales to export distributors and to countries where the Company does not have sales offices, including Eastern Europe and the Middle East.

      The United States and Canada are the only countries for which sales disclosure under SFAS No. 131 is required. Fiscal 1999 sales and long-lived assets (net property and other assets) were as follows:

                                                 Sales      Assets
                                               ---------  ---------
United States                                  $ 162,388  $  30,937
Canada                                            42,625      2,773
                                               ---------  ---------
    North America                                205,013     33,710
Europe                                            65,365      2,967
Latin America                                     16,734        300
Asia / Pacific                                    23,390        540
Other                                             10,439          0
                                               ---------  ---------
    Total                                      $ 320,941  $  37,517
                                               =========  =========

      The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America and Latin America, and vary throughout Europe and the Far East. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses have been consistently within management's estimates.

Note J -- Litigation

      On June 19, 1990, the Company was served with a complaint in Panache Broadcasting of Pennsylvania, Inc. v. Richardson Electronics, Ltd.; Varian Associates, Inc.; and Varian Supply Company (VASCO - a joint venture between the Company and Varian Associates, Inc.), in U.S. District Court for the Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This is a class action for the purpose of determining liability only on behalf of all persons and businesses in the U.S. "who purchased electron power tubes from one or more of the defendant corporations at any time" since the formation of VASCO. The suit seeks treble damages alleged to be in excess of $100, injunctive relief and attorneys' fees. The litigation has been transferred to the U.S. District
Court for the Northern District of Illinois, Eastern Division as cause
No. 90C6400, and is in the discovery stage. The Company is defending itself against this action. It is not possible at this time to predict the outcome of this legal action.

Note K -- Selected Quarterly Financial Data
(Unaudited)

      Summarized quarterly financial data for 1999 and 1998 follow. The fourth quarter of fiscal 1999 includes a $500 provision for bad debts in Latin America which reduced net income by $305 or $.02 per share. There were no material fourth quarter adjustments in 1998.

                                      First       Second      Third     Fourth
                                    --------     --------   --------   --------
1999:
   Net sales                        $ 76,038     $ 82,232   $ 77,092   $ 85,579
   Gross margin                       21,712       23,262     21,388     23,251
   Net income                          2,501        3,279        693      1,879
   Net income per share - basic          .17          .23        .05        .15
   Net income per share - diluted        .17          .23        .05        .15

1998:
   Net sales                        $ 71,600     $ 78,646   $ 73,196   $ 80,730
   Gross margin                       20,638       22,348     20,860     22,817
   Net income                          1,808        2,740      2,182      3,006
   Net income per share - basic          .15          .23        .18        .23
   Net income per share - diluted        .15          .22        .17        .23

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

      We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended
May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 1999, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
July 13, 1999



Officers and Directors

Corporate Officers

Edward J. Richardson
   Chairman of the Board and Chief Executive Officer
Bruce W. Johnson
   President and Chief Operating Officer
Charles J. Acurio
   Executive Vice President and General Manager, Display
   Products Group
Pierluigi Calderone
   Vice President and Managing Director of European Operations
Kevin M. Connor
   Vice President of Sales, Solid State and Components Group
Flint Cooper
   Executive Vice President and General Manager, Security
   Systems Division
Lawrence T. Duneske
   Vice President, Worldwide Logistics
William J. Garry
   Senior Vice President, Finance and Chief Financial Officer
Joseph C. Grill
   Vice President, Human Resources
Norman A. Hilgendorf
   Vice President and General Manager, Solid State and
   Components Group
Kathleen M. McNally
   Vice President, Marketing Operations
Bart Petrini
   Executive Vice President and General Manager, Electron
   Device Group
Robert Prince
   Executive Vice President, Worldwide Sales
Kevin F. Reilly
   Vice President and Chief Information Officer
William G. Seils
   Senior Vice President, General Counsel and Corporate
   Secretary
Ronald G. Ware
   Treasurer and Assistant Secretary


Board of Directors

Edward J. Richardson (1)
Arnold R. Allen
   Consultant
Jacques Bouyer (6)
   Consultant
Kenneth J. Douglas (2,3,4,7)
William J. Garry
Scott Hodes (2,3,5)
   Partner, Law Firm of Ross & Hardies
Bruce W. Johnson (1)
Ad Ketelaars (6)
   CEO Comsys Holding B.V.
Harold L. Purkey (2)
   President, Forum Capital Markets
Samuel Rubinovitz (1,3,4,5,6)
   Consultant & Chairman of the Board, LTX Corporation


(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee
(4)  Stock Option Committee
(5)  Executive Oversight Committee
(6)  Strategic Planning Committee
(7)  Retiring Director

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois  60147-0393
(630) 208-2200
Internet: www.rell.com
E-Mail: info@rell.com

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 12, 1999 at 3:15 p.m. at the Company's corporate office. Further details are available in your proxy materials.

Transfer Agent and Registrar
Continental Stock Transfer Company
2 Broadway, 19th Floor
New York, NY 10004

Auditors
Ernst & Young LLP
233 S. Wacker Drive
Chicago, Illinois  60606

Brokerage Reports
Barrington Research
McDonald & Company Securities, Inc.
Stifel, Nicolaus & Company, Inc.
Tucker Anthony Cleary Gull

Market Makers
Barrington Research
William Blair & Co.
Forum Capital Markets
McDonald & Company Securities, Inc.
Smith Barney Shearson
Stifel, Nicolaus & Company, Inc.
Tucker Anthony Cleary Gull
Wechsler & Krumholz, Inc.

Form 10K and Other Information
A copy of the Company's Annual Report on Form 10K, filed with the Securities and Exchange Commission is available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company's home page at http://www.rell.com.

Market Price of Common Stock
The Common Stock is traded on the NASDAQ National Market System under the symbol "RELL". The number of stockholders of record of Common Stock and Class B Common Stock at May 31, 1999 was 663 and 24, respectively. The Company believes there are approximately an additional 1,300 holders who own shares of the Company's Common Stock in street name. The quarterly market price ranges of the Company's Common Stock were as follows:


                                         1999                       1998
                               ---------------------     ----------------------
Fiscal Quarters                   High        Low          High          Low
                               ---------    ---------    ----------    --------
First                           $ 14        $ 7 1/2      $  8 3/4      $ 8
Second                             8 3/4      6 7/16       13 3/4        8 3/8
Third                             10          5 1/4        12 5/8        9 3/4
Fourth                             6 7/8      4 7/8        14 1/2       10 1/4

                                 Richardson Electronics, Ltd. and Subsidiaries
                                Schedule II - Valuation and Qualifying Accounts
                                                  (in thousands)

             COL. A                COL. B              COL. C              COL. D       COL. E
                                                     ADDITIONS
------------------------------   ----------   ------------------------   ---------   ----------
                                                 (1)           (2)
                                  Balance       Charged    Charged to                  Balance
                                    at         to Costs       Other                       at
                                 Beginning        and       Accounts-   Deductions-    End of
          DESCRIPTION            of Period     Expenses     Describe     Describe      Period
------------------------------   ----------   ----------   ----------   ----------   ----------
 Year ended May 31, 1999:
    Allowance for sales
       returns and doubtful
       accounts                   $ 2,230     $  934       $    -       $  580 <F1>   $ 2,584
    Other reserves                $ 1,362     $   46 <F2>  $    -       $  172 <F3>   $ 1,236

 Year ended May 31, 1998:
    Allowance for sales
       returns and doubtful
       accounts                   $ 2,102     $  431       $    -       $  303 <F1>   $ 2,230
    Other reserves                $ 1,956     $   41 <F2>  $    -       $  635 <F3>   $ 1,362

 Year ended May 31, 1997:
    Allowance for sales
       returns and doubtful
       accounts                   $ 1,461     $ 1,749      $    -       $ 1,108 <F1>  $ 2,102
    Other reserves                $ 1,539     $   900 <F4> $    -       $   483 <F3>  $ 1,956

<F1> Uncollectible amounts written off, net of recoveries and foreign currency translation.
<F2> Provision to increase EPA groundwater remediation reserve
<F3> Expenditures made for reserved items
<F4> Provision for corporate reorganization and increase in EPA groundwater remediation reserve.