Form 10-K, Exhibit 13
period 2000-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 2000-08-29
CIK 355948

Five-Year Financial Review
(in thousands, except per share amounts)
Statement of Operations Data
Year Ended May 31
                                            2000         1999       1998         1997(1)     1996
                                         ---------    ---------    ---------   ---------   ---------
Net sales                                $407,178     $320,941     $304,172    $255,139    $239,667
Cost of products sold                     299,246      231,328      217,509     187,675     169,123
Selling, general and administrative
   expenses                                81,489       70,870       65,393      62,333      52,974
Other expense, net                          7,839        6,886        7,334       7,856       5,559
                                         ---------    ---------    ---------   ---------   ---------
Income (loss) before income taxes
  and extraordinary item                   18,604       11,857       13,936      (2,725)     12,011
Income tax provision (benefit)              5,500        3,505        4,200      (1,720)      3,900
                                         ---------    ---------    ---------   ---------   ---------
Income (loss) before extraordinary
   item                                    13,104        8,352        9,736      (1,005)      8,111
Extraordinary gain (loss),
   net of tax                                  --           --           --        (488)         --
                                         ---------    ---------    ---------   ---------   ---------
Net income (loss)                        $ 13,104     $  8,352     $  9,736    $ (1,493)   $  8,111
                                         =========    =========    =========   =========   =========
Income (loss) per share - basic:
  Before extraordinary item              $   1.03     $    .60     $    .79    $   (.08)   $    .70
  Extraordinary gain (loss),
  net of tax                                    --           --           --       (.04)         --
                                         ---------    ---------    ---------   ---------   ---------
    Net income (loss) per share          $   1.03     $    .60     $    .79    $   (.12)   $    .70
                                         =========    =========    =========   =========   =========
Income (loss) per share - diluted:
  Before extraordinary item              $   1.00     $    .60     $    .77    $   (.08)   $    .68
  Extraordinary gain (loss),
  net of tax                                   --           --           --        (.04)        --
                                         ---------    ---------    ---------   ---------   ---------
    Net income (loss) per share          $   1.00     $    .60     $    .77    $   (.12)   $    .68
                                         =========    =========    =========   =========   =========
Dividends per common share               $    .16     $    .16     $    .16    $    .16    $    .16
                                         =========    =========    =========   =========   =========

Net Sales by Strategic Business Unit (2)
Year Ended May 31
                                           2000         1999         1998         1997       1996
                                         ---------    ---------    ---------    ---------  ---------
Net Sales by Strategic Business Unit:
  RF & Wireless Communications
    Group (Wireless)                     $154,502     $104,347     $100,358     $ 89,115   $ 83,768
  Industrial Power Group (Industrial)      87,584       77,389       84,587       81,427     82,799
  Medical Systems Group (Medical)          39,461       37,523       23,849       17,261     11,261
  Security Systems Group (Security)        84,504       70,180       66,362       37,853     25,614
  Display Systems Group (Display)          41,127       31,502       29,016       29,483     36,225
                                         ---------    ---------    ---------    ---------  ---------
    Consolidated                         $407,178     $320,941     $304,172     $255,139   $239,667
                                         =========    =========    =========    =========  =========

Balance Sheet Data
Year Ended May 31
                                           2000         1999         1998          1997       1996
                                         ---------    ---------    ---------    ---------  ---------
Receivables                              $ 77,821     $ 62,448     $ 63,431     $ 53,333   $ 48,232
Inventories                               119,224      107,724       96,443       92,194     94,327
Working capital, net                      174,270      161,640      149,577      140,821    133,151
Property, plant and equipment, net         25,851       23,047       18,477       17,526     16,054
Total assets                              264,925      235,678      209,700      192,514    180,158
Long-term debt                            117,643      113,658       87,427      107,275     92,025
Stockholders' equity                       93,993       84,304       91,585       59,590     62,792


(1)In 1997, the Company recorded special charges for severance and other costs related to a corporate reorganization and a re-evaluation of reserve estimates which increased cost of products sold by $7,200 and selling, general and administrative expenses by $3,800. Net of tax, these charges reduced income by $6,712, or $.56 per share. The Company also recorded an extraordinary loss of $800, less a related tax benefit of $312, or $.04 per share, on the exchange of certain of the Company's debentures.(See Note B to the Consolidated Financial Statements.)

(2)The Company reorganized in 2000 from a product-oriented to a market-focused structure. Historical data for 1996 through 1999 have been restated to conform to the new organization.

                                     (12)


                  Management's Discussion and Analysis

Results of Operations

Sales and Gross Margin Analysis

Richardson Electronics, Ltd. is a specialized global distributor serving the RF and wireless communications, industrial power conversion, medical imaging, security and display systems markets. The marketing and sales structure of the Company consists of five strategic business units (SBUs): RF & Wireless Communications Group (Wireless), Industrial Power Group (Industrial), Medical Systems Group (Medical), Security Systems Group (Security) and Display Systems Group (Display). The Company completed its reorganization in 2000 from a product-oriented to a market-focused structure. Historical data for 1999 and 1998 has been restated to conform to the new organization.

Consolidated sales in fiscal 2000 were a record $407.2 million. Sales by SBU and percent of consolidated sales are presented in the following table (in thousands):


Sales
(in thousands)      2000      %        1999      %        1998      %
                  --------  -----    --------  -----    --------  -----
Wireless          $154,502   37.9    $104,347   32.5    $100,358   33.1
Industrial          87,584   21.5      77,389   24.1      84,587   27.8
Medical             39,461    9.7      37,523   11.7      23,849    7.8
Security            84,504   20.8      70,180   21.9      66,362   21.8
Display             41,127   10.1      31,502    9.8      29,016    9.5
                  --------  -----    --------  -----    --------  -----
   Consolidated   $407,178  100.0    $320,941  100.0    $304,172  100.0
                  ========  =====    ========  =====    ========  =====


Gross margin for each SBU and margin as a percent of sales are shown in the following table. Gross margin reflects the distribution product margin less customer returns, engineering costs, overstock, and other provisions. Manufacturing variances, warranty provisions, LIFO provisions and miscellaneous costs are included under the caption "Corporate"
(in thousands):

Gross Margins
(in thousands)      2000      %        1999      %        1998      %
                  --------  -----    --------  -----    --------  -----
Wireless           $40,524   26.2     $28,764   27.6     $27,269   27.2
Industrial          31,037   35.4      27,861   36.0      30,117   35.6
Medical              7,430   18.8       7,923   21.1       5,363   22.5
Security            19,846   23.5      16,184   23.1      15,335   23.1
Display             10,273   25.0      10,344   32.8      10,094   34.8
                  --------  -----    --------  -----    --------  -----
   Total           109,110   26.8      91,076   28.4      88,178   29.0
Corporate           (1,178)            (1,463)            (1,515)
                  --------  -----    --------  -----    --------  -----
   Consolidated   $107,932   26.5     $89,613   27.9     $86,663   28.5
                  ========  =====    ========  =====    ========  =====

Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

RF & Wireless Communications Group

Wireless serves the rapidly expanding voice and data telecommunications market and the radio and television broadcast industry. Wireless' team of sales engineers provides engineering design, prototype assembly and testing of discrete devices and components for the telecommunications market and both vacuum tube and solid state components, systems design and integration services for the broadcast market.

Sales increased 48.1% in 2000 to $154.5 million, including a 65.3% gain in telecommunications. Sales growth in 1999 was 4.0%, due to a general weakness in the semiconductor industry. Sales outside of the United States represented 52.4%, 51.2% and 49.8% of Wireless's sales in 2000, 1999 and 1998, respectively. The largest sales gains in 2000 outside the United States for Wireless telecommunications were in Asia / Pacific, up 93.2%, and Europe, up 60.9%.

In June 1998, the Company acquired TRL Technologies, Inc. Although the acquisition added only $800,000 to fiscal 1999 sales, their RF & wireless engineering and manufacturing capabilities resulted in design and assembly contracts generating $7.4 million sales in 2000 and backlog of $18.3 million at May 31, 2000.

Gross margin as a percent of sales was 26.2% in 2000, compared to 27.6% in 1999 and 27.2% in 1998. The decline in margin in 2000 reflects research and development, engineering charges and start-up costs related to the TRL contracts and, to a lesser extent, competitive pricing pressures in the broadcast market and changes in product mix.

Industrial Power Group

Industrial serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, marine and avionics industries. Industrial's specialized product and sales organization employs both vacuum tube and power semiconductor technologies to meet customer needs in applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar and welding.

Industrial's sales gain of 13.2% in 2000 reflects a 36.1% growth in the sale of power semiconductors and components and a 15.7% gain in magnetrons, microwave generators and related products, offset by flat sales of vacuum tube products. A strong recovery in the semiconductor wafer fabrication market contributed to the sales growth. Sales in 1999 reflect a 7.5% contraction as the core business was adversely affected by economic difficulties in Latin America and weak demand for microwave products used in the manufacture of semiconductors. Foreign sales as a percent of total sales for Industrial were 50.1%, 50.6% and 49.8% in 2000, 1999 and 1998, respectively.

Gross margin for the Industrial market has been stable, at 35.4%, 36.0% and 35.6% in 2000, 1999 and 1998, respectively.

Medical Systems Group

Medical serves the medical imaging market, providing upgrades and integration services in addition to a wide range of diagnostic imaging components. Products include glassware, medical imaging intensifiers and tubes, high-resolution color and monochrome displays, generators, cable assemblies and test equipment.

                                     (13)

                   Management's Discussion and Analysis

Medical sales increased 5.2% to $39.5 million in 2000, following a 57.3% increase in 1999. Sales growth slowed in 2000 as original equipment manufacturers, the Company's principal competition, focused more of their efforts on the medical products replacement market. Sales outside of the United States represented 23.2%, 26.2% and 32.2% of Medical's sales in 2000, 1999 and 1998, respectively.

Gross margin as a percent of sales was 18.8% in 2000, compared to 21.1% in 1999 and 22.5% in 1998. The gross margin trend reflects the increased competition in the replacement market. The gross margin in 2000 was also affected by production inefficiencies in tube reloading.

Security Systems Division

Security provides security systems and related design services with an emphasis on closed circuit television (CCTV).

Sales increased 20.4% in 2000 and 5.8% in 1999. In December 1998, the Company acquired Adler Video Systems, a distributor in southern California with annual sales of approximately $8.4 million. This purchase followed the acquisition of a Canadian distributor, Security Service International, Inc. in August 1997, with annual sales of $20.0 million. Excluding the effect of acquisitions, sales increased 7.1% in 2000 and declined 4.4% in 1999. Security's sales in 1999 were affected by a soft Canadian economy and by foreign exchange, as a 7.0% decline in the value of the Canadian dollar generated a 3.4% reduction in reported sales. Sales outside of the United States represented 56.5% of Security's sales in 2000, 59.5% in 1999, and 63.5% in 1998.

Gross margin was 23.5% of sales in 2000 and 23.1% of sales in 1999 and 1998. Inventory turnover rates achieved by Security are significantly higher than the Company's other SBU's, mitigating the effect of lower gross margin rates.

Display Systems Group

Display provides system integration and custom product solutions for the public information display, financial, point-of-sale and general data display markets.
Display sales increased 30.6% in 2000 and 8.6% in 1999. The sales growth in both years reflects the expansion of the Display product line to include monitors, flat panel displays and related systems integration. Revenues of Eternal Graphics, acquired in March 1998, and Pixelink, in March 1999, were responsible for 1999 sales growth. Acquisition revenues had a nominal effect on sales growth in 2000. Sales outside the United States represented 29.7%, 43.7% and 48.8% of Display's sales in 2000, 1999 and 1998, respectively. Growth in monitor sales in the U.S. was the predominant cause of the shift in geographic sales.

Gross margin as a percent of sales was 25.0% in 2000, compared to 32.8% in 1999 and 34.8% in 1998. The margin trend reflects a shift in product mix from CRT's to monitors and other display products. The gross margin rate in 2000 was also affected by several large contracts at lower margins.

Sales by Geographic Area

On a geographic basis, the Company categorizes its sales by destination: North America, Europe, Latin America, Asia/Pacific and Other. Prior year data has been restated to reflect this categorization. Other includes sales to export distributors and to countries where the Company does not have offices. Sales and gross margin by geographic area are as follows (in thousands):

Sales
(in thousands)      2000      %        1999      %        1998      %
                  --------  -----    --------  -----    --------  -----
 North America    $265,569   65.3    $205,013   63.9    $189,116   62.2
 Europe             77,792   19.1      67,668   21.1      62,706   20.6
 Asia/Pacific       34,305    8.4      24,208    7.5      21,155    7.0
 Latin America      19,316    4.7      16,734    5.2      20,755    6.8
 Other              10,196    2.5       7,318    2.3      10,440    3.4
                  --------  -----    --------  -----    --------  -----
   Consolidated   $407,178  100.0    $320,941  100.0    $304,172  100.0
                  ========  =====    ========  =====    ========  =====

Gross Margins
(in thousands)      2000      %        1999      %        1998      %
                  --------  -----    --------  -----    --------  -----
 North America     $70,029   26.4     $55,569   27.1     $53,372   28.2
 Europe             22,942   29.5      20,607   30.5      19,449   31.0
 Asia/Pacific       11,042   32.2       7,169   29.6       6,427   30.4
 Latin America       5,410   28.0       4,729   28.3       5,763   27.8
 Other               3,573   35.0       3,002   41.0       3,167   30.3
                  --------  -----    --------  -----    --------  -----
   Total           112,996   27.8      91,076   28.4      88,178   29.0
Corporate           (5,064)            (1,463)            (1,515)
                  --------  -----    --------  -----    --------  -----
   Consolidated   $107,932   26.5     $89,613   27.9     $86,663   28.5
                  ========  =====    ========  =====    ========  =====


North American sales increased 29.5% in 2000 and 8.4% in 1999. The 2000 increase primarily reflects the strong growth in Wireless and Display markets. The 1999 increase includes 5.9% as a result of acquisitions and 2.5% due to internal growth. Sales in Europe increased 15.0% in 2000 and 7.9% in 1999. Growth in both years was adversely affected by foreign exchange as the U.S. dollar strengthened relative to local currencies.

Sales in Asia/Pacific markets increased 41.7% in 2000 and 14.4% in 1999. Sales in the first half of 1999 were affected by the economic slowdown and monetary crisis in Asia. Performance improved significantly in the second half of 1999 and continued to improve in 2000, primarily due to the recovery in semiconductor markets.

Sales in Latin America increased 15.4% in 200 after a decline of 19.4% in 1999. Shortly after the Asian crisis, the Brazilian market declined. Latin American sales remained depressed throughout 1999, but began a steady recovery in 2000.


Sales denominated in currencies other than U. S. dollars were 39.0%, 40.2% and 39.0% of total sales in 2000, 1999 and 1998, respectively. Foreign currency exchange rate changes reduced foreign sales by an average of 2.5%, 3.0% and 5.9% in 2000, 1999 and 1998, respectively. Average selling prices, excluding the effects of exchange rate changes declined 1.3%, 0.4% and 0.3% in 2000, 1999 and 1998 respectively.


                                     (14)

                    Management's Discussion and Analysis


Other Cost of Sales

The following table reconciles product margin to gross margin reported in the Consolidated Statements of Operations:

(% of sales)                               2000         1999         1998
                                         --------     --------     --------
Product margin                            28.0 %       29.0 %       29.6 %
Customer returns and scrap                (0.5)%       (0.4)%       (0.6)%
Engineering costs                         (0.3)%       (0.1)%        0.0 %
Freight costs not inventoried             (0.3)%       (0.3)%       (0.3)%
Overstock provisions                      (0.1)%        0.0 %        0.1 %
Other costs                               (0.3)%       (0.3)%       (0.3)%
                                         --------     --------     --------
  Gross margin                            26.5 %       27.9 %       28.5 %
                                         ========     ========     ========

Fluctuations in product margin primarily reflect the shift in product mix as Security sales have increased as a percent of consolidated sales and as monitor sales have replaced CRT sales in the Display group.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represented 20.0% of sales in 2000, 22.1% in 1999 and 21.5% in 1998. In the third quarter of 1999, the Company adjusted staffing in light of current sales levels, resulting in a reduction in annual operating costs of approximately $2.5 million, beginning in the fourth quarter. Related severance costs were $340,000. In the fourth quarter of 1999, the Company recorded a $500,000 provision for potential losses on certain Latin American accounts receivable. During fiscal 2000, the Company recorded additional provisions of $469,000 as prospects for a partial recovery on these receivables diminished. These accounts were fully reserved at May 31, 2000.

Other (Income) Expense

Interest expense increased 15.8% in 2000, reflecting higher borrowing levels to support the growth of the Company and higher interest rates. Interest expense decreased 4.9% in 1999, reflecting lower borrowing levels during the year. Investment income includes realized capital gains of $877,000, $39,000 and $506,000 in 2000, 1999 and 1998. Foreign exchange and other expenses primarily reflect changes in the value of the U. S. dollar relative to foreign currencies.

Income Tax Provision

The effective tax rates were 29.6% in fiscal 2000 and 1999 and 30.1% in 1998. The rates differ from the statutory rate of 34.0% primarily due to the Company's foreign sales corporation benefit on export sales and , in 2000, realization of tax benefit on prior years' foreign losses, offset by state income taxes.

Net Income and per Share Data

Net income increased 56.9% in 2000, to $13.1 million, or $1.00 per share, from $8.4 million, or $.60 per share in 1999.


Financial Condition

Liquidity

The Company provides engineered solutions, including prototype design and assembly, in niche markets. Additionally, the Company specializes in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, the Company's products are components of production equipment for which immediate availability is critical to the customer. Accordingly, the Company enjoys higher gross margins, but necessarily has larger investments in inventory than those of a commodity electronics distributor.

Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, capital expenditures, dividends, business acquisitions and, in 1999, purchases of treasury stock. Cash provided by operations was $4.1 million in 2000 and 1999 and $6.3 million in 1998. Additional investments in working capital to support sales growth were $15.4 million, $10.2 million and $10.6 million in 2000, 1999 and 1998, respectively.

The Company proposed a plan, which has been accepted by the Illinois Environmental Protection Agency, to monitor and process soil and groundwater at the LaFox facility. Contamination is believed to have resulted from practices previously employed at the site. The present value of the estimated future remediation costs was charged to operations in 1996. The balance of the reserve is $520,000 and is included in accrued liabilities at May 31, 2000.

Financing

At May 31, 2000, the Company had a $50.0 million floating-rate revolving credit agreement. Loans under the agreement bore interest at prime or 125 basis points over the London Inter-Bank Offered Rate (LIBOR), at the Company's option. At May 31, 2000, $10.4 million was available under this line. A Canadian subsidiary of the Company had a revolving credit and term loan agreement aggregating $12.1 million with a Canadian affiliate of the Company's primary bank. The loan was guaranteed by the Company and bore interest at the Canadian prime rate.

On July 28, 2000, the Company refinanced the revolving credit facility and the Canadian credit agreement with an $80.0 million multi-currency revolving credit facility. The agreement matures in July 2004 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At initial funding, the margin was 150 basis points.
In addition, the Company entered into certain interest rate swap arrangements for the term of the facility, fixing the interest rate on $33.9 million at an average rate of 8.3%.

                                     (15)

                     Management's Discussion and Analysis


In fiscal 1999, the Company purchased a suite of enterprise resource planning software utilizing state-of-the-art technology. The Company entered into a financing arrangement with quarterly payments through March 2001 at an implicit interest rate of 7.5%.

In fiscal 1998, the Company sold 2.1 million shares of its Common Stock in a public offering at a price of $12.50 per share. The net proceeds to the Company, after deducting an underwriting discount of 6% and issuance costs of $253,000, were $24.1 million. The proceeds were used to reduce borrowings under the Company's revolving debt agreement.

In fiscal 1999, the Company purchased 2.0 million shares of its Common Stock at an average cost of $5.76 per share.

Based on shares outstanding at May 31, 2000, annual dividend payments approximate $2.0 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure.

Currency Fluctuations

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory and accounts payable, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia / Pacific and Latin America. The Company monitors its foreign exchange exposures and, while historically has not, may in the future enter into forward contracts to hedge significant transactions. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures. There are no outstanding forward exchange contracts at May 31, 2000.

Conversion to the Euro

On January 1, 1999, eleven member countries of the European Union began conversion to a common currency, the Euro. From January 1, 1999 until January 1, 2002, companies operating in Europe must be able to process business transactions either in legacy currencies or in Euros. After
January 1, 2002, all transactions will be processed only in Euros.
The Company has modified its transaction processing systems to accommodate the Euro and dual currency processing requirements without significant additional costs. While the exact impact on pricing is indeterminable, the Company believes that since most of its pricing is based on U.S. dollar costs, the effect of conversion to the Euro has not been significant.

Risk Management and Market Sensitive Financial Instruments

As discussed above, the Company's debt financing, in part, varies with market rates and certain of its operations and assets and liabilities are denominated in foreign currencies that subject the Company to foreign exchange risk.

In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect a 10% increase in market interest rates and a uniform 10% strengthening of the U. S. dollar against foreign currencies would have on the reported net earnings of the Company. Under these assumptions, additional interest expense, tax effected, would have reduced net income by $210,000 in 2000 or $150,000 in 1999 and foreign currency exchange rates would have decreased net income by $250,000 in 2000 or 140,000 in 1999.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995

Except for the historical information contained herein, the matters discussed in this Annual Report (including the Annual Report on Form 10-K) are forward-looking statements relating to future events which involve certain risks and uncertainties, including those identified herein and in the Annual Report on Form 10-K. Further, there can be no assurance that the trends reflected in historical information will continue in the future.

                                     (16)




Consolidated Balance Sheets
                                                              As of May 31
(in thousands)                                        2000          1999
                                                   ---------     ---------
Assets

Current assets

Cash and equivalents                               $ 11,832      $ 12,569
Receivables, less allowance of $2,991
 and $2,584                                          77,821        62,448
Inventories                                         119,224       107,724
Other                                                13,346        12,817
                                                   ---------     ---------
 Total current assets                               222,223       195,558
Property, plant and equipment, net                   25,851        23,047
Other assets                                         16,851        17,073
                                                   ---------     ---------
 Total assets                                      $264,925      $235,678
                                                   =========     =========
Liabilities and stockholders' equity

Current liabilities

Accounts payable                                     30,882        21,829
Accrued liabilities                                  14,452        10,259
Notes and current portion of
 long-term debt                                       2,619         1,830
                                                   ---------     ---------
 Total current liabilities                           47,953        33,918
Long-term debt                                      117,643       113,658
Deferred income taxes                                 5,336         3,798
                                                   ---------     ---------
 Total liabilities                                  170,932       151,374
Stockholders' equity
Common Stock, $.05 par value                            583           570
Class B Common Stock, convertible,
 $.05 par value                                         162           162
Preferred Stock, $1.00 par value                       --            --
Additional paid-in capital                           84,514        82,309
Treasury stock                                      (11,045)      (11,532)
Retained earnings                                    34,184        23,044
Foreign currency translation adjustment             (14,405)      (10,249)
                                                   ---------     ---------
 Total stockholders' equity                          93,993        84,304
                                                   ---------     ---------
 Total liabilities and stockholders'
  equity                                           $264,925      $235,678
                                                   =========     =========
See notes to consolidated financial statements.

                                     (17)

Consolidated Statements of Operations

                                                               Year Ended May 31
(in thousands, except per share amounts)        2000         1999         1998
                                             ---------    ---------    ---------
Net sales                                    $407,178     $320,941     $304,172
 Cost of products sold                        299,246      231,328      217,509
                                             ---------    ---------    ---------
  Gross margin                                107,932       89,613       86,663
 Selling, general and
    administrative expenses                    81,489       70,870       65,393
                                             ---------    ---------    ---------
  Operating income                             26,443       18,743       21,270

Other (income) expense:
 Interest expense                               8,911        7,689        8,084
 Investment income                             (1,032)        (636)      (1,005)
 Foreign exchange and other                       (40)        (167)         255
                                             ---------    ---------    ---------
                                                7,839        6,886        7,334
                                             ---------    ---------    ---------

  Income before income taxes                   18,604       11,857       13,936
Income tax provision                            5,500        3,505        4,200
                                             ---------    ---------    ---------
  Net income                                 $ 13,104     $  8,352     $  9,736
                                             =========    =========    =========
Net income per share:
  Basic                                      $   1.03     $    .60     $    .79
  Diluted                                    $   1.00     $    .60     $    .77

Dividends per common share                   $    .16     $    .16     $    .16

Comprehensive income:
 Net income                                  $ 13,104     $  8,352     $  9,736
 Foreign currency translation
   adjustment                                  (4,156)      (3,663)      (2,983)
                                             ---------    ---------    ---------
  Comprehensive income                       $  8,948     $  4,689     $  6,753
                                             =========    =========    =========
See notes to consolidated  financial statements.

                                     (18)

Consolidated Statements of Cash Flows


                                                           Year Ended May 31
(in thousands)                                    2000      1999      1998
                                                --------   --------   ---------
Operating Activities:
  Net income                                    $13,104    $ 8,352     $ 9,736

  Adjustments to reconcile net income to
    cash provided by operating activities:
      Depreciation                                4,415      3,605       3,477
      Amortization of intangibles and
        financing costs                             744        633         632
      Deferred income taxes                       1,292      1,237       2,779
      Stock contribution to employee
        ownership plan                               --        485         285
                                                --------   --------    --------
          Net adjustments                         6,451      5,960       7,173
                                                --------   --------    --------
  Changes in working capital, net of
    currency translation effects and
    business acquisitions:
      Receivables                               (17,072)     1,108      (9,170)
      Inventories                               (11,307)   (10,985)     (3,658)
      Other current assets                         (351)    (3,015)        186
      Accounts payable                            9,130      3,172       4,366
      Accrued liabilities                         4,159       (509)     (2,350)
                                                --------   --------    --------
        Net changes in working capital          (15,441)   (10,229)    (10,626)
                                                --------   --------    --------
        Net cash provided by
          operating activities                    4,114      4,083       6,283
                                                --------   --------    --------
Financing activities:
    Proceeds from borrowings                     12,316     31,528      16,731
    Payments on debt                             (7,641)    (3,743)    (35,642)
    Proceeds from sales of common stock           2,716        385      26,933
    Purchases of treasury stock                     (11)   (11,527)         --
    Cash dividends                               (1,964)    (2,150)     (1,976)
                                                --------   --------    --------
      Net cash provided
        by financing activities                   5,416     14,493       6,046
                                                --------   --------    --------

Investing activities:
    Capital expenditures                         (7,026)    (3,795)     (6,798)
    Business acquisitions                        (2,356)    (7,647)     (4,116)
    Other                                          (885)    (2,596)     (3,396)
                                                --------   --------    --------
      Net cash used in
        investing activities                    (10,267)   (14,038)    (14,310)
                                                --------   --------    --------
      Increase (decrease) in cash
        and equivalents                            (737)     4,538      (1,981)

Cash and equivalents at beginning of year        12,569      8,031      10,012
                                                --------   --------    --------
      Cash and equivalents at end of year       $11,832    $12,569     $ 8,031
                                                ========   ========    ========
                                     (19)




Consolidated Statements of Stockholders' Equity

                        Shares Issued
Accumulated
                        ---------------          Additional
Other
(shares and dollars             Class B   Par     Paid-in    Treasury  Retained  Comprehensive
   in thousands)        Common  Common   Value    Capital     Stock    Earnings  Income(Loss)    Total
                       -------  -------  -----   ---------  ---------   -------- ------------  --------

Balance June 1, 1997    8,721     3,243   $ 599  $ 53,512   $     --    $ 9,082  $    (3,603)  $59,590
Shares contributed to
  ESOP                     34        --       2       283         --         --           --       285
Shares issued under
  ESPP                    354        --      19     2,845         --         --           --     2,864
Public stock offering   2,070        --     103    23,966         --         --           --    24,069
Conversion of Class B       4        (4)     --        --         --         --           --        --
Dividends                  --        --      --        --         --     (1,976)          --    (1,976)
Currency translation       --        --      --        --         --         --       (2,983)   (2,983)
Net income                 --        --      --        --         --      9,736           --     9,736
                       -------   -------   ----- ---------  ---------   -------- ------------  --------
Balance May 31, 1998   11,183     3,239     723    80,606         --     16,842       (6,586)   91,585
Shares contributed to
  ESOP                     12        --       1       484         --        --            --       485
Shares issued under
  ESPP                    189        --       8     1,219         (5)       --            --     1,222
Purchase of 2,000 shares
  of common stock          --        --      --        --    (11,527)       --            --   (11,527)
Conversion of Class B
  shares to common          6        (6)     --        --         --        --            --        --
Dividends                  --        --      --        --         --     (2,150)          --    (2,150)
Currency translation       --        --      --        --         --         --       (3,663)   (3,663)
Net income                 --        --      --        --         --      8,352           --     8,352
                       -------   -------   ----- ---------  ---------   -------- ------------  --------
Balance May 31, 1999   11,390     3,233     732    82,309    (11,532)    23,044      (10,249)   84,304
Shares issued under
  ESPP                    279        --      13     2,205        498         --           --     2,716
Purchase of
  Common Stock             --        --      --        --        (11)        --           --       (11)
Conversion of Class B
  shares of common stock    1       (1)      --        --         --         --           --        --
Dividends                  --        --      --        --         --     (1,964)          --    (1,964)
Currency translation       --        --      --        --         --         --       (4,156)   (4,156)
Net income                 --        --      --        --         --     13,104           --    13,104
                       -------   -------   ----- ---------  ---------   -------- ------------  --------
Balance May 31, 2000   11,670     3,232    $745  $ 84,514   $(11,045)   $34,184  $   (14,405)  $93,993
                       =======   =======   ===== =========  =========   ======== ============  ========

See notes to consolidated financial statements

Note A -- Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated. The Company accounts for its results of operations on a 52/53 week year, ending on the Saturday nearest May 31. Fiscal 2000 contained 53 weeks, including 14 weeks in the first quarter. Fiscal 1999 and 1998 each contained 52 weeks.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Reclassifications: Certain amounts in the 1999 and 1998 financial statements are reclassified to conform to the 2000 presentation.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 79% of total inventories at May 31, 2000 and 78% at May 31, 1999. For the remaining inventories, cost is determined on the first-in, first-out (FIFO) method. If the FIFO method had been used for all inventories, the total amount of inventories would have been increased by $542 and $2,058 at May 31, 2000 and 1999, respectively. As a result of overstock reserves, the LIFO carrying value of all inventories approximated market value at May 31, 2000 and 1999. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Property, plant and equipment consist of the following:

                                                            May 31
                                              2000          1999
                                          ---------      ---------
Land and improvements                     $  2,770       $  2,764
Buildings and improvements                  19,310         18,776
Machinery and equipment                     42,011         36,003
                                          ---------       --------
   Property, at cost                        64,091         57,543
Accumulated depreciation                   (38,240)       (34,496)
                                          ---------      ---------
   Property,plant and equipment net       $ 25,851       $ 23,047
                                          =========      =========

Other Assets: Deferred financing costs, goodwill and other deferred charges are amortized using the straight-line method. Goodwill is generally amortized over a period of 20 to 40 years. The Company continually evaluates the carrying value of goodwill based upon its recoverability from related projected undiscounted cash flows. Other assets consist of the following:

                                                            May 31
                                              2000          1999
                                          ---------      ---------
Investments (at market)                   $  3,497       $  2,603
Notes receivable                               544          5,680
Deferred financing costs, net                  370            436
Goodwill, net                                9,844          7,126
Property held for sale                       1,732              -
Other deferred charges, net                    864          1,228
                                          ---------      ---------
   Other assets, net                      $ 16,851       $ 17,073
                                          =========      =========

Accrued Liabilities: Accrued liabilities consist of the following:


                                                            May 31
                                              2000           1999
                                          ---------      ---------
Compensation and payroll taxes            $  5,986       $  4,048
Interest                                     3,042          2,758
Income taxes                                 2,452          1,042
Other accrued expenses                       2,972          2,411
                                          ---------      ---------
   Accrued liabilities                    $ 14,452       $ 10,259
                                          =========      =========


Foreign Currency Translation: Foreign currency balances and financial statements are translated into U. S. dollars at end-of-period rates, except that revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations are $60, $77, and $(299) in 2000, 1999, and 1998, respectively.

Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to a separate component of stockholders' equity.

Revenue Recognition: Revenues are recorded when title passes to the customer.

Income Taxes: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates.

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, all grants under the Company's option plans have been made at the fair market value on the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation", requires estimation of the fair value of options granted to employees. As permitted by SFAS No. 123, the Company presents this estimated fair value information in Note E.

                                        (25)
                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)

Earnings per Share: Basic earnings per share is calculated by dividing net income by the weighted average number of Common and Class B Common shares outstanding. Diluted earnings per share is calculated by dividing net income (adjusted for interest savings, net of tax, on assumed bond conversions) by the actual shares outstanding and share equivalents that would arise from the exercise of stock options and the assumed conversion of convertible bonds. The per share amounts presented in the Consolidated Statement of Operations are based on the following amounts:

                                              2000        1999        1998
                                            --------    --------    --------
Numerator for basic EPS:
 Net income                                 $13,104     $ 8,352     $ 9,736
                                            ========    ========    ========
Denominator for basic EPS:
 Shares outstanding,
   June 1                                    12,623      14,422      11,964
 Additional shares issued                        61         106         300
 Reduction of shares acquired                     -        (706)          -
                                            --------    --------    --------
   Average shares outstanding                12,684      13,822      12,264
                                            ========    ========    ========
Numerator for diluted EPS:
 Net income                                 $13,404     $ 8,352    $ 9,736
 Interest saving, net of
   Tax, on assumed conversions
   of bonds                                   3,459          -           -
                                            --------    --------   --------
     Adjusted net income                    $16,563     $ 8,352    $ 9,736
                                            ========    ========   ========
Denominator for diluted EPS:
 Average shares
   outstanding                              12,684       13,822      12,264
 Effect of dilutive stock
   options                                     216          204         425
 Assumed converstion of bonds                3,680            -           -
                                           --------     --------    --------
  Adjusted shares outstanding               16,580       14,026      12,689
                                           ========     ========    ========

Out-of-the-money (exercise price higher than market price) stock options are excluded from the calculation because they are anti-dilutive. The Company's 81/4% and 71/4% convertible debentures are excluded from the calculation in 1999 and 1998 as assumed conversion would be anti-dilutive.

Note B -- Acquisitions

Fiscal 2000: In December 1999, the Company's Wireless unit acquired the assets and liabilities of Apoio Technico, a distributer of broadcast transmitters and equipment in Brazil with annual sales of $8,000. In May 2000, the Wireless unit also acquired the assets and liabilities of Broadcast Richmond, a global distributer and installer of broadcast equipment located in Richmond, Indiana, with annual sales of $2,000.

The aggregate cash outlay for business acquisitions made in 2000 was $391. Additional non-cash payments of $5,058 were made in the form of the foregiveness of an account receivable.

Fiscal 1999: In December 1998, the Company's Security unit acquired Adler Video Systems, a southern California based distributor of closed circuit television (CCTV) systems with annual sales of $8,400. The Company also made three smaller acquisitions with annual sales of approximately $2,000 each. These acquisitions included TRL Industries, a manufacturer of amplifier circuits for the Wireless business unit's wireless communications operations; Sahab S.A., a Mexican distributer of broadcast transmitters for the Wireless business unit; and Pixelink, a systems integrator specializing in monitors for the Display business unit.

The aggregate cash outlay for business acquisitions made in 1999 was $2,868. Additional non-cash payments of $1,113 were made in the form of the Company's Common Stock and the foregiveness of a note receivable.

Fiscal 1998: In August 1997 the Company's Security unit acquired the assets of Security Service International, Inc., a Canadian distributor of security systems with annual sales of approximately $20,000. In March, 1998, the Company acquired Eternal Graphics, a systems integrator specializing in financial applications for the Display business unit with annual sales of $4,200. The aggregate cash outlay for business acquisitions made in 1998 was $5,742.

Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year. If each of these acquisitions had occurred at the beginning of the year, consolidated sales would have increased by approximately $6,000, $6,900 and $6,000 in 2000, 1999 and 1998, respectively.

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to $1,965, $927 and $1,056 in 2000, 1999 and 1998, respectively. Assuming the goals established in all agreements outstanding at May 31, 2000 were met, additional consideration aggregating approximately $4,783 would be payable through 2004.

Note C -- Debt Financing

Long-term debt consists of the following:

                                                                        May 31
                                                         2000           1999
                                                       ---------      ---------
8 1/4% Convertible debentures, due
   June 2006                                           $ 40,000       $ 40,000
7 1/4% Convertible debentures, due
   December 2006                                         30,825         30,825
Floating-rate revolving credit
   facility, due June 2001
   (7.46% at May 31, 2000)                               39,582         33,582
Revolving credit and term loan due
   June 2001 (6.95% at May 31, 2000)                      7,646          7,694
Software financing                                        1,588          2,673
Other                                                       621            714
                                                       ---------      ---------
   Long-term debt                                       120,262        115,488
Less current portion                                     (2,619)        (1,830)
                                                       ---------      ---------
   Long-term debt                                      $117,643       $113,658
                                                       =========      =========

The 7 1/4% convertible debentures are unsecured and subordinated to other long-term debt, including the 8 1/4% convertible debentures. Each $1,000 of the 7 1/4% debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and the 8 1/4% convertible debentures are convertible at $18.00 per share. The Company is required to make sinking fund payments of $3,850 in 2004 and $6,225 in 2005.

                                       (22)
                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)


At May 31, 2000, the Company had a $50,000 floating-rate revolving credit facility expiring June 2001. Loans under the agreement bore interest at the Company's option at prime or at a premium over LIBOR. The premium over LIBOR varied with certain performance benchmarks. At May 31, 2000, the premium was 125 basis points, and $10,400 was available for future borrowing. A Canadian subsidiary of the Company had a revolving credit and term loan agreement aggregating $12,100 with a Canadian affiliate of the Company's primary bank. The loan was guaranteed by the Company and bore interest at the Canadian prime rate.

On July 28, 2000, the Company refinanced the revolving credit facility and the Canadian credit agreement with an $80,000 multi-currency revolving credit facility. The agreement matures in July 2004 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At initial funding, the margin was 150 basis points. In addition, the Company entered into certain interest rate swap arrangements for the term of the facility, fixing the interest rate on $33.9 million at an average rate of 8.3%.

In fiscal 1999, the Company purchased a suite of enterprise resource planning software utilizing state-of the-art client-server technology. The Company entered into a financing arrangement with quarterly payments through March 2001 at an average implicit interest rate of 7.5%.

In the following table, the fair values of the Company's 7 1/4% and 8 1/4% convertible debentures are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value, adjusted for market interest rate changes.

                                        2000                     1999
                                 ------------------       ------------------
                                 Carrying      Fair       Carrying      Fair
                                  Value       Value        Value       Value
                                ---------   ---------    ---------   ---------
8 1/4% Convertible
   debentures                   $ 40,000    $ 34,400     $ 40,000    $ 33,800
7 1/4% Convertible
   debentures                     30,825      24,352       30,825      22,965
Floating-rate revolving
  credit facility                 39,582      39,582       33,582      33,582
Revolving credit and
  term loan                        7,646       7,646        7,694       7,694
Software financing
  arrangment                       1,588       1,674        2,673       3,036
Other                                621         621          714         714
                                ---------   ---------    ---------   ---------
   Total                         120,262     108,275      115,488     101,791
Less current portion              (2,619)     (2,619)      (1,830)     (1,830)
                                ---------   ---------    ---------   ---------
   Total                        $117,643    $105,656     $113,658    $ 99,961
                                =========   =========    =========   =========

The loan and debenture agreements contain financial covenants with which the Company was in full compliance at May 31, 2000. The most restrictive covenants set benchmark levels for tangible net worth, debt to tangible net worth ratio, cash flow to senior funded debt and annual debt service coverage.

Aggregate maturities of debt during the next five years are: $2,619 in 2001, $263 in 2002, $3,850 in 2004 and $45,807 in 2005. Cash payments for interest were $8,627, $7,477 and $8,387 in 2000, 1999 and 1998, respectively.

Note D -- Income Taxes

The components of income before income taxes are:

                                             2000            1999         1998
                                           ----------     ---------    ---------
United States                              $  16,199      $   9,531    $ 11,070
Foreign                                        2,405          2,326       2,866
                                           ----------     ----------   ---------
      Income (loss) before taxes
         and extraordinary item            $  18,604      $  11,857    $ 13,936
                                           ==========     ==========   =========

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% as a result of the following items:


                                           2000           1999          1998
                                        ----------     ----------    ----------
Federal statutory rate                      34.0 %         34.0 %        34.0 %
Effect of:
   State income taxes, net of
      federal tax benefit                    3.2            2.8           3.5
   FSC benefit on export sales              (4.4)          (7.2)         (6.2)
   Realization of tax benefit on
     prior years' foreign losses            (2.8)             -             -
   Foreign taxes at other rates              0.5            0.5          (0.3)
   Other                                    (0.9)          (0.5)         (0.9)
                                        ----------     ----------    ----------
Effective tax rate                          29.6 %         29.6 %        30.1 %
                                        ==========     ==========    ==========

The provisions for income taxes consist of the following:

                                         2000           1999           1998
                                       ----------     ----------     ----------
Currently payable:
   Federal                             $   2,224      $   1,294      $     973
   State                                     192            (44)           155
   Foreign                                 1,792          1,018            293
                                       ----------     ----------     ----------
      Total currently payable              4,208          2,268          1,421
Deferred:
   Federal                                 2,023            730          1,867
   State                                     739            545            275
   Foreign                                (1,470)           (38)           637
                                       ----------     ----------     ----------
      Total deferred                       1,292          1,237          2,779
                                       ----------     ----------     ----------
Income tax provision                   $   5,500      $   3,505      $   4,200
                                       ==========     ==========     ==========

                                        (23)
                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of May 31, 2000 and 1999 are as follows:


Balance Sheet Presentation
                                                   Current        Noncurrent
                                                   Asset (1)      Liability
                                                   ----------     ----------
At May 31, 2000:
Deferred tax assets:
   Intercompany profit in inventory                $   1,469      $       -
   Inventory valuation                                 5,898              -
   Environmental and other reserves                        -            545
   Other, net                                             73             71
                                                   ----------     ----------
      Deferred tax assets                              7,440            616
Deferred tax liabilities:
   Accelerated depreciation                                -         (4,182)
   Other, net                                              -         (1,770)
                                                   ----------     ----------
      Net deferred tax                            $    7,440     $   (5,336)
At May 31, 1999:
Deferred tax assets:
   Intercompany profit in inventory                    1,492              -
   Inventory valuation                                 5,674              -
   Environmental and other reserves                        -            756
   Other, net                                             11              -
                                                   ----------     ----------
      Deferred tax assets                              7,177            756
Deferred tax liabilities:
   Accelerated depreciation                                -         (3,834)
   Other, net                                              -           (720)
                                                   ----------     ----------
      Net deferred tax                             $   7,177      $  (3,798)
                                                   ==========     ==========
(1) Included in other current assets on the balance sheet

In 1995, due to the timing and nature of a claim settlement, the Company utilized a ten-year carryback provision under the Internal Revenue Code. The Company's U. S. federal tax returns have been examined through 1995. As part of this examination, in December 1997, the Internal Revenue Service contested the Company's carryback of the aforementioned claim settlement. The Company is appealing the IRS position. However, if the Company were ultimately unsuccessful, the claim would be available for carryforward at the then current statutory rate and the impact on the Company's financial position and results of operations would not be material.


Income taxes paid were $2,313, $1,758, and $850 in 2000, 1999 and 1998, respectively.

Note E -- Stockholders' Equity

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

Total Common Stock issued and outstanding at May 31, 2000 was 9,755 shares. An additional 9,430 shares of Common Stock have been reserved for the potential conversion of the convertible debentures and Class B Common Stock and for future issuance under the Employee Stock Option Plans.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 31, 2000, the plan had 64 shares reserved for future issuance.

The Employees' 1998 Incentive Compensation Plan authorizes the issuance of up to 800 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 2,069 shares are reserved at May 31, 2000 for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 31, 2000, 382 shares of Common Stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted.
                                       (25)

                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)

This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below. Had the Company's option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company's net income and net income per share would have been affected as follows:

                                             2000        1999        1998
                                            -------     -------     -------
Net income, as reported                     $13,104     $ 8,352     $ 9,736
Proforma net income                          12,300       7,629       9,261

Profoma net income per share:
 Basic                                      $   .97     $   .55     $   .76
 Assuming full dilution                         .95         .54         .73

Assumptions used:
 Risk-free interest rate                        6.0%        5.4%        5.5%
 Annual standard deviation
   of stock price                                55%         50%         40%
 Average expected life (years)                  5.5         6.1         5.6
 Annual dividend rate                       $   .16     $   .16     $   .16
Average fair value
  per option                                $  3.59     $  3.31     $  3.49
Option value of ESPP per share              $  1.24     $  1.13     $  1.19
Fair value of options granted
 during the year                            $   991     $ 1,115     $   948

The effect of applying SFAS No. 123 in this proforma disclosure is not indicative of the effects on future years, because SFAS No. 123 does not apply to grants issued prior to fiscal 1996.

A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

                                  Outstanding               Exercisable
                              --------------------      -------------------
                               Shares      Price         Shares      Price
                              --------    --------      --------    --------
At June 1, 1997                 1,489     $  7.31           936     $   7.21
Granted                           291        8.70
Exercised                        (308)       6.57
Cancelled                         (99)       7.26
                              --------
At May 31, 1998                 1,373        7.74           697        7.52
Granted                           338        7.19
Exercised                         (20)       4.68
Cancelled                          (5)       7.86
                              --------
At May 31, 1999                 1,686        7.66           855        7.62
Granted                           296        7.81
Exercised                        (292)       6.98
Cancelled                        (131)       7.66
                              --------
At May 31, 2000                 1,559        7.82           755        7.82

The following table summarizes information about stock options outstanding as of May 31, 2000:

                             Outstanding                Exercisable
                         -------------------        -------------------
        Exercise
       Price Range         Shares   Price   Life    Shares   Price   Life
-----------------        -------    -----   ----    -------  -----   ----
$3.75 to $5.375              87     $4.46    6.1        72   $4.27    4.2
$6.00 to $7.50              793      6.90    6.3       308    6.83    4.5
$8.00 to $8.50              505      8.23    7.1       277    8.15    4.8
$10.813 to $13.25           174     12.52    5.8        98   12.59    3.8
                         -------                    -------
   Total                  1,559                        755
                         =======                    =======


Note F -- Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $1,790, $1,370 and $1,341 in 2000, 1999 and 1998, respectively. Such amounts included contributions in stock of $1,310 for 2000 and $285 for 1998, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note G -- Industry and Market Information

The following disclosures are made in accordance with the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Company completed the reorganization of its marketing and sales structure into five strategic business units (SBU's) in fiscal 2000. Historical data for 1999 and 1998 have been restated to conform to the new organization structure. The new units are: RF & Wireless Communications Group (Wireless), Industrial Power Group (Industrial), Medical Systems Group (Medical), Security Systems Division (Security) and Display Systems Group (Display).

Wireless serves the rapidly expanding wireless voice and data telecommunications industry and radio and television broadcast industry.

Industrial serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, marine and avionics industries.

Medical serves the medical imaging market, providing system upgrade and integration services in addition to a wide range of diagnostic imaging components.

Security is a full-line distributor of CCTV, fire, burglary, access control, sound and communication products and accessories.

Display provides system integration and custom product solutions for the public information display, financial, point-of-sale and general data display markets.

                                     (25)
                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)


Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses. In North America and Europe, the sales force is organized by SBU and, accordingly, these costs are included in direct expenses. In Latin America, Asia / Pacific and the rest of the world, the regional sales force is shared and, accordingly, is not included in direct expenses. Inter-segment sales are not significant.

Accounts receivable, inventory, goodwill and certain notes receivable are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Accordingly, depreciation, amortization expense and financing costs are not identifiable by SBU.

Operating results for each SBU are summarized in the following table:

                                        Gross
                            Sales       Margin   Contribution    Assets
                          ----------   --------- ------------   ---------
Fiscal 2000

Wireless                  $ 154,502    $ 40,524  $    26,694    $ 86,638
Industrial                   87,584      31,037       24,117      42,449
Medical                      39,461       7,430        4,065      26,654
Security                     84,504      19,846        9,699      33,470
Display                      41,127      10,273        5,758      19,825
                          ----------   --------- ------------   ---------
  Total                   $ 407,178    $109,110  $    70,333    $209,036
                          ==========   ========= ============   =========

Fiscal 1999

Wireless                   $ 104,347    $ 28,764 $    18,042    $ 63,751
Industrial                    77,389      27,861      21,318      43,661
Medical                       37,523       7,923       4,817      25,870
Security                      70,180      16,184       7,179      31,685
Display                       31,502      10,344       6,517      20,918
                           ----------   --------- -----------   ---------
  Total                    $ 320,941    $ 91,076  $   57,873    $185,885
                           ==========   ========= ===========   =========

Fiscal 1998

Wireless                   $ 100,358    $ 27,269  $   17,764    $ 56,687
Industrial                    84,587      30,117      23,659      45,558
Medical                       23,849       5,363       2,619      19,853
Security                      66,362      15,335       7,084      30,245
Display                       29,016      10,094       7,458      16,900
                           ----------   --------- -----------   ---------
  Total                    $ 304,172    $ 88,178  $   58,584    $169,243
                           ==========   ========= ===========   =========



A reconciliation of gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. (Other assets not identified includes miscellaneous receivables, manufacturing inventories and other assets.)

                               2000          1999           1998
                            ---------      ---------      ---------
Segment gross margin        $109,110       $ 91,076       $ 88,178
Manufacturing variances
  and other costs             (1,178)        (1,463)        (1,515)
                            ---------      ---------      ---------
    Gross margin             107,932         89,613         86,663
                            =========      =========      =========

Segment contribution          70,333         57,873         58,584
Manufacturing variances
  and other costs             (1,178)        (1,463)        (1,515)
Regional selling
  expenses                   (14,489)       (12,842)       (12,357)
Administrative expenses      (28,223)       (24,825)       (23,442)
                            ---------      ---------      ---------
  Operating income            26,443         18,743         21,270
                            =========      =========      =========

Segment assets               209,036        185,885        169,243
Cash and equivalents          11,832         12,569          8,031
Other current assets          13,346         12,817          9,681
Net property                  25,851         23,047         18,477
Other assets                   4,860          1,360          4,268
                            ---------      ---------      ---------
  Total assets              $264,925       $235,678       $209,700
                            =========      =========      =========



Geographic sales information is grouped by customer destination into five areas: North America, Europe, Latin America, Asia/Pacific and Other. Sales to Mexico are included as part of Latin America. Other includes sales to export distributors and to countries where the Company does not have sales offices.

The United States and Canada are the only countries for which sales disclosure under SFAS No. 131 is required. Fiscal 2000 sales and long-lived assets (net property and other assets, excluding investments) were as follows:

                                     Sales                 Assets
                                   ---------              --------
United States                      $212,376               $31,213
Canada                               53,193                 2,260
                                   ---------              --------
North America                       265,569                33,473
Europe                               77,792                 2,929
Asia / Pacific                       34,305                   625
Latin America                        19,316                 2,178
Other                                10,196                     0
                                   ---------              --------
          Total                    $407,178               $39,205
                                   =========              ========



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

                                      (26)
                    Notes to Consolidated Financial Statements
                     (In thousands, except per share amounts)


Note H -- Litigation

On June 19, 1990, the Company was served with a complaint in Panache Broadcasting of Pennsylvania, Inc. v. Richardson Electronics, Ltd.; Varian Associates, Inc.; and Varian Supply Company (VASCO - a joint venture between the Company and Varian Associates, Inc.), in U. S. District Court for the Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This is a class action for the purpose of determining liablility only on behalf of all persons and businesses in the U. S. who purchased electron tubes (1) encompassed in the VASCO agreement, (2) related to the dud tube collection program of the defendants or (3) related to acquisitions arising out of VASCO between February 26, 1986 to May 13, 1999. The suit seeks treble damages alleged to be in excess of $100, injunctive relief and attorneys' fees. The litigation has been transferred to the U. S. District Court for the Northern District of Illinois, Eastern Division as cause No. 90C6400, and is in the discovery stage. The Company is defending itself against this action. It is not possible at this time to predict the outcome of this legal action.

Note I -- Selected Quarterly Financial Data
(Unaudited)

Summarized quarterly financial data for 2000 and 1999 follow. There were no material fourth quarter adjustments in 2000. The fourth quarter of fiscal 1999 includes a $500 provision for bad debts in Latin America which reduced net income by $305 or $.02 per share.

                                First       Second      Third       Fourth
                               --------    --------    --------   ---------
2000:
   Net sales                   $ 95,564    $ 97,578    $ 98,874   $ 115,162
   Gross margin                  25,668      26,561      25,780      29,923
   Net income                     2,701       3,269       2,528       4,606
   Net income per share:
      Basic                    $    .21    $    .26    $    .20   $     .36
      Dilutive                 $    .21    $    .26    $    .20   $     .32

1999:
   Net sales                   $ 76,038    $ 82,232    $ 77,092    $ 85,579
   Gross margin                  21,712      23,262      21,388      23,251
   Net income                     2,501       3,279         693       1,879
   Net income per share:
      Basic                    $    .17    $    .23    $    .05    $    .15
      Dilutive                 $    .17    $    .23    $    .05    $    .15

                                     (27)
Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended May 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
July 18, 2000, except for information in Note C, as to which the date is July 28,2000

                                     (28)


Officers and Directors

Corporate Officers

Edward J. Richardson
Chairman of the Board and Chief Executive Officer

Bruce W. Johnson
President and Chief Operating Officer

Pierluigi Calderone
Vice President and Director of European Operations

Kevin M. Connor
Vice President of Sales, RF & Wireless Communications Group

Flint Cooper
Executive Vice President and General Manager, Security Systems Division

Lawrence T. Duneske
Vice President, Worldwide Logistics

William J. Garry
Senior Vice President, Finance and Chief Financial Officer

Joseph C. Grill
Senior Vice President, Human Resources

Robert J. Heise
Vice President and General Manager, Display Systems Group

Gregory J. Peloquin
Vice President and General Manager, RF & Wireless Communications Group

Kathleen M. McNally
Senior Vice President, Marketing Operations

Murray J. Kennedy
Vice President and General Manager, Industrial Power Group

Kevin C. Oakley
Vice President and General Manager, Medicaly Systems Group

Robert Prince
Executive Vice President, Worldwide Sales

Kevin F. Reilly
Senior Vice President and Chief Information Officer

William G. Seils
Senior Vice President, General Counsel and Corporate Secretary

Ronald G. Ware
Treasurer and Assistant Secretary

Board of Directors
Edward J. Richardson (1)
Arnold R. Allen
Consultant
Jacques Bouyer (3,4,6)
Consultant
John Peterson, (2,6)
Managing Director, Tucker Anthony Cleary Gull
William J. Garry
Scott Hodes (2,3,5)
Partner, Law Firm of Ross & Hardies
Bruce W. Johnson (1)
Ad Ketelaars (6)
      CEO, Comsys Holding B.V.
Harold L. Purkey (2)
President, Forum Capital Markets
Samuel Rubinovitz (1,3,4,5,6)
Consultant and Chairman of the Board, LTV Corporation



(1)	Executive Committee
(2)	Audit Committee
(3)  Compensation Committee
(4)  Stock Option Committee
(5)  Executive Oversight Committee
(6)  Strategic Planning Committee

                                     (29)
Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois  60147-0393
(630) 208-2200

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 3, 2000 at 3:15 p.m. at the Company's corporate office. Further details are available in your proxy materials.

Transfer Agent and Registrar
Continental Stock Transfer Company
2 Broadway, 19th Floor
New York, NY 10004

Independent Auditors
Ernst & Young LLP
111 North Canal Street
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

Market Price of Common Stock

The Common Stock is traded on the NASDAQ National Market System under the symbol "RELL".The number of stockholders of record of Common Stock and Class B Common Stock at May 31, 2000 was 689 and 20, respectively. The Company believes there are approximately an additional 1,300 holders who own shares of the Company's Common Stock in street name. The quarterly market price ranges of the Company's common stock were as follows:

                                  2000                   1999
                           -----------------      -----------------
Fiscal Quarters              High       Low         High        Low
                           --------  --------     --------   --------
First                       7 15/16   5 25/32     14          7 1/2
Second                      9  1/16   6  5/8      8 3/4       6 7/16
Third                      11  7/16   6  5/16     10          5 1/4
Fourth                     13  5/8   10           6 7/8       4 7/8


                                     (30)




                                 Richardson Electronics, Ltd. and Subsidiaries
                                Schedule II - Valuation and Qualifying Accounts
                                                  (in thousands)

             COL. A                COL. B              COL. C              COL. D       COL. E
                                                     ADDITIONS
------------------------------   ----------   ------------------------   ---------   ----------
                                                 (1)           (2)
                                  Balance       Charged    Charged to                  Balance
                                    at         to Costs       Other                       at
                                 Beginning        and       Accounts-   Deductions-    End of
          DESCRIPTION            of Period     Expenses     Describe     Describe      Period
------------------------------   ----------   ----------   ----------   ----------   ----------

 Year ended May 31, 2000:
    Allowance for sales
       returns and doubtful
       accounts                  $   2,584    $1,461       $       -    $1,054 <F1>  $   2,991
    Other reserves               $   1,236    $   12 <F2>  $       -    $  219 <F3>  $   1,029

 Year ended May 31, 1999:
    Allowance for sales
       returns and doubtful
       accounts                  $   2,230     $ 934       $       -    $  580 <F1>  $   2,584
    Other reserves               $   1,362     $  46<F2>   $       -    $  172 <F3>  $   1,236

 Year ended May 31, 1998:
    Allowance for sales
       returns and doubtful
       accounts                  $   2,102     $ 431       $       -    $  303<F1>   $   2,230
    Other reserves               $   1,956     $  41<F2>   $       -    $  635<F3>   $   1,362



(F1) Uncollectible amounts written off, net of recoveries and foreign currency translation.
(F2) Provision to increase EPA groundwater remediation reserve
(F3) Expenditures made for reserved items