Form 10-K, Exhibit 13
period 2001-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 2001-08-29
CIK 355948

Five-Year Financial Review
(in thousands, except per share amounts)

This information should be read in conjunction with the Company's consolidated financial statements and accompanying notes included elsewhere herein.

STATEMENT OF OPERATIONS DATA	Year Ended May 31

	2001	2000	1999	1998	1997 (2)

Net Sales (1)	$ 502,369	$ 410,468	$ 323,959	$ 306,994	$ 257,233
Cost of products sold (1)	370,819	301,561	233,644	220,261	189,563
Gross margin	131,550	108,907	90,315	86,733	67,670
Selling, general and administrative expenses (1)	94,444	82,464	71,572	65,463	62,539
Other expense, net	10,716	7,839	6,886	7,334	7,856
Income (loss) before income taxes and extraordinary items	26,390	18,604	11,857	13,936	(2,725)
Income tax provision (benefit)	8,656	5,500	3,505	4,200	(1,720)
Income (loss) before extraordinary item	17,734	13,104	8,352	9,736	(1,005)
Extraordinary loss, net of tax	--	--	--	--	(488)
Net income (loss)	$ 17,734	$ 13,104	$ 8,352	$ 9,736	$ (1,493)

Income (loss) per share - basic:
Before extraordinary item	$ 1.33	$ 1.03	$ 0.60	$ 0.79	$ (0.08)
Extraordinary loss, net of tax	--	--	--	--	(0.04)
Net income (loss) per share	$ 1.33	$ 1.03	$ 0.60	$ 0.79	$ (0.12)

Dividends per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16	$ 0.16
Year Ended May 31
NET SALES BY STRATEGIC BUSINESS UNIT	2001	2000	1999	1998	1997
RF & Wireless Communications Group (Wireless)	$ 244,381	$ 154,502	$ 104,347	$ 100,358	$ 89,115
Industrial Power Group (Industrial)	89,053	87,584	77,389	84,587	81,427
Medical Systems Group (Medical)	40,034	39,461	37,523	23,849	17,261
Security Systems Group (Security)	82,352	84,504	70,180	66,362	37,853
Display Systems Group (Display)	42,731	41,127	31,502	29,016	29,483
Corporate	3,818	3,290	3,018	2,822	2,094
Consolidated	$ 502,369	$ 410,468	$ 323,959	$ 306,994	$ 257,233
As of May 31
BALANCE SHEET DATA	2001	2000	1999	1998	1997

Receivables, net	$ 90,069	$ 77,821	$ 62,448	$ 63,431	$ 53,333
Inventories	144,135	119,224	107,724	96,443	92,194
Working capital	225,436	174,270	161,640	149,577	140,821
Property, plant and equipment, net	28,753	25,851	23,047	18,477	17,526
Total assets	321,514	264,925	235,678	209,700	192,514
Long-term debt	155,134	117,643	113,658	87,427	107,275
Stockholders' equity	109,545	93,993	84,304	91,585	59,590

(1) The Company has changed its accounting for shipping and handling costs billed to customers in response to a pronouncement by the Emerging Issues Task Force of the Financial Accounting Standards Board. These billings are now reported as sales and the related costs in cost of sales, under the heading "Corporate". In prior periods, these billings and costs had been netted in selling, general and administrative expense. Fiscal 1997 - 2000 data have been restated to conform with the current presentation.

(2) In 1997, the Company recorded special charges for severance and other costs related to a corporate reorganization and a re-evaluation of reserve estimates which increased cost of products sold by $7,200 and selling, general and administrative expenses by $3,800. Net of tax, these charges reduced income by $6,712, or $0.56 per share. The Company also recorded an extraordinary loss of $800, less a related tax benefit of $312, or $0.04 per share, on the exchange of certain of the Company's debentures.

Results of Operations

Sales and Gross Margin Analysis

Richardson Electronics, Ltd. is a specialized provider of engineered solutions serving the RF and wireless communications, industrial power conversion, medical imaging, security and display systems markets. The marketing and sales structure of the Company consists of five strategic business units (SBUs): RF & Wireless Communications Group (Wireless), Industrial Power Group (Industrial), Medical Systems Group (Medical), Security Systems Group (Security) and Display Systems Group (Display).

The Company has changed its classification of shipping and handling costs billed to customers in response to a pronouncement by the Emerging Issues Task Force of the Financial Accounting Standards Board. These billings are now reported as sales and the related costs in cost of sales, under the subheading "Corporate". In prior periods, these billings and costs had been netted in selling, general and administrative expense. Fiscal 2000 and 1999 data has been restated to conform with the current presentation.

Consolidated sales in fiscal 2001 were a record $502.4 million. Sales by SBU and percent of consolidated sales are presented in the following table (in thousands):

Sales	2001	%	2000	%	1999	%

Wireless	$ 244,381	48.6	$ 154,502	37.7	$ 104,347	32.2
Industrial	89,053	17.7	87,584	21.3	77,389	23.9
Medical	40,034	8.0	39,461	9.6	37,523	11.6
Security	82,352	16.4	84,504	20.6	70,180	21.7
Display	42,731	8.5	41,127	10.0	31,502	9.7
Corporate	3,818	0.8	3,290	0.8	3,018	0.9
TOTAL	$ 502,369	100.0	$ 410,468	100.0	$ 323,959	100.0

Gross margin for each SBU and margin as a percent of sales are shown in the following table. Gross margin reflects the distribution product margin less customer returns, engineering costs, overstock, and other provisions. Manufacturing variances, warranty provisions, LIFO provisions, freight costs and miscellaneous costs are included under the caption "Corporate" (in thousands):

Gross Margin	2001	%	2000	%	1999	%

Wireless	$ 63,593	26.0	$ 40,524	26.2	$ 28,764	27.6
Industrial	30,650	34.4	31,037	35.4	27,861	36.0
Medical	8,845	22.1	7,430	18.8	7,923	21.1
Security	18,932	23.0	19,846	23.5	16,184	23.1
Display	10,488	24.5	10,273	25.0	10,344	32.8
	132,508	26.4	109,110	26.6	91,076	28.1
Corporate	(958)		(203)		(761)
TOTAL	$ 131,550	26.2	$ 108,907	26.5	$ 90,315	27.9

Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

RF & Wireless Communications Group

Wireless serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications. The Wireless team of sales engineers provides engineering design, prototype assembly and testing of discrete devices and components for the telecommunications market and both vacuum tube and solid state components, systems design and integration services for the broadcast market.

Sales increased 58.2% in 2001 to $244.4 million, including a 65.3% gain in telecommunications. Sales growth in 2000 was 48.1%. Sales growth was exceptional in both years, fueled by the proliferation and increasing demand for wireless applications for data and voice communications among both consumers and business. Sales outside of the United States represented 55.2%, 52.4% and 51.2% of Wireless's sales in 2001, 2000 and 1999, respectively. The percentage in non-US sales increased in 2001 due to the recent acquisitions in Europe and Latin America. The largest sales gains in 2001 outside the United States for Wireless telecommunications were in Asia / Pacific, up 81.5%, and Europe, up 64.1%.

Gross margin as a percent of sales was 26.0% in 2001, compared to 26.2% in 2000 and 27.6% in 1999. The change in margin in 2001 and 2000 primarily reflects higher engineering charges and changes in product mix including several large contracts at lower margins.

As part of its business model to grow through both product line and geographic expansion, the Wireless SBU made several strategic acquisitions in fiscal 2001. In June 2000, the Company acquired Celti Electronics, a French distributor of fiber optic communications products. Aviv Electronics of Israel, acquired in January 2001, is a distributor specializing in design-in services for active and passive electronic components. Baron Electronics, a distributor of electronic components in Latin America, was acquired in May 2001. The three acquisitions contributed $10.6 million to sales in fiscal year 2001.

Industrial Power Group

Industrial serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, and transportation industries. Industrial's specialized product and sales organization employs both vacuum tube and power semiconductor technologies to meet customer needs in applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar and welding.

Industrial's sales gain of 1.7% in 2001 reflects a 20.9% growth in the sale of power semiconductors and components and a 5.6% decline in magnetrons, microwave generators and vacuum tube products. Sales in 2000 increased 13.2%, reflecting a strong semiconductor wafer fabrication market. Foreign sales as a percent of total sales for Industrial were 48.0%, 50.1% and 50.6% in 2001, 2000 and 1999, respectively.

Gross margins are 34.4%, 35.4% and 36.0% in 2001, 2000 and 1999, respectively. Gross margin for the Industrial market decreased in fiscal 2001 primarily due to changes in product mix as the growth in power semiconductors and component sales contributed a greater share of Industrial's sales.

Medical Systems Group

Medical serves the medical imaging market, providing upgrades and integration services in addition to a wide range of diagnostic imaging components. Products include glassware, medical imaging intensifiers and tubes, high-resolution color and monochrome displays, generators, cable assemblies and test equipment.

Medical sales increased 1.5% to $40.0 million in 2001, following a 5.2% increase in 2000. Sales growth slowed in the last two years as original equipment manufacturers, the Company's principal competition, entered the multi-vendor diagnostic imaging replacement market. Growth in high-resolution medical monitor sales of 71.5% in 2001 and 72.8% in 2000 mitigated the decline in diagnostic imaging product sales; high-resolution medical monitors now represent 40% of Medical's sales. Sales outside of the United States represented 24.1%, 23.2% and 26.2% of Medical's sales in 2001, 2000 and 1999, respectively.

Gross margin as a percent of sales was 22.1% in 2001, compared to 18.8% in 2000 and 21.1% in 1999. The gross margin improvement in 2001 reflects a decrease in high-resolution medical monitor acquisition costs. The decline in gross margin in 2000 was primarily a result of increased competition in the replacement market and production inefficiencies in tube reloading.

Security Systems Division

Security provides security systems and related design services with an emphasis on closed circuit television (CCTV).

Sales declined in 2001 by 2.5%, due to a weakening in the exchange rate of the Canadian dollar relative to the US dollar. Sales increased by 20.4% in 2000. Sales outside of the United States represented 58.6% sales in 2001, 56.5% in 2000, and 59.5% in 1999.

Gross margin was consistent at 23.0%, 23.5% and 23.1% in fiscal 2001, 2000, and 1999, respectively. Security margins exceed industry averages due to the concentration on CCTV products and an emphasis on private label brands.

Display Systems Group

Display provides system integration and custom product solutions for the public information display, financial, point-of-sale and general data display markets.

Display sales increased 3.9% in 2001 and 30.6% in 2000. Sales outside the United States represented 22.6%, 29.7% and 43.7% of sales in 2001, 2000 and 1999, respectively. Growth in monitor sales in the US was the predominant cause of the shift in geographic sales. The shift also reflects large contract sales in Europe in 2000 and 1999 which did not repeat in 2001.

Gross margin as a percent of sales was 24.5% in 2001, compared to 25.0% in 2000 and 32.8% in 1999. The margin trend reflects a shift in product mix from CRT's to monitors and other display products. The gross margin rates in 2001 and 2000 were also affected by several large contracts at lower margins.

Sales by Geographic Area

The Company has grown through a balanced emphasis on investment in both North America and other areas of the world. The Company currently has 35 offices in North America, 15 in Europe, 13 in Asia Pacific and 5 in Latin America. On a geographic basis, the Company categorizes its sales by destination: North America, Europe, Latin America, Asia/Pacific and Other. "Other" includes sales to export distributors in countries where the Company does not have offices. Freight billed to customers is included under "Corporate." Sales and gross margin by geographic area are as follows (in thousands):

Sales	2001	%	2000	%	1999	%

North America	$ 310,211	61.7	$ 265,569	64.6	$ 205,013	63.2
Europe	96,485	19.2	77,792	19.0	67,668	20.9
Asia/Pacific	51,411	10.2	34,305	8.4	24,208	7.5
Latin America	28,012	5.6	19,316	4.7	16,734	5.2
Other	12,432	2.5	10,196	2.5	7,318	2.3
Corporate	3,818	0.8	3,290	0.8	3,018	0.9
TOTAL	$ 502,369	100.0	$ 410,468	100.0	$ 323,959	100.0

Gross Margin	2001	%	2000	%	1999	%

North America	$ 79,388	25.6	$ 70,029	26.4	$ 55,569	27.1
Europe	27,531	28.5	22,942	29.5	20,607	30.5
Asia/Pacific	14,488	28.2	11,042	32.2	7,169	29.6
Latin America	7,751	27.7	5,410	28.0	4,729	28.3
Other	3,350	26.9	3,573	35.0	3,002	41.0
	132,508	26.4	112,996	27.5	91,076	28.1
Corporate	(958)		(4,089)		(761)
TOTAL	$ 131,550	26.2	$ 108,907	26.5	$ 90,315	27.9

North American sales increased 16.8% in 2001 and 29.5% in 2000. In both years, Wireless' growth has been the dominant factor. Sales in Europe increased 24.0% in 2001 and 15.0% in 2000. Excluding the sales contribution of the current year acquisitions, European sales grew by 10.8% in 2001. Growth in both years was adversely affected by foreign exchange as the U.S. dollar strengthened relative to local currencies.

Sales in Asia/Pacific markets increased 49.9% in 2001 and 41.7% in 2000 led by Wireless growth of 79.1% in 2001 and 89.2% in 2000.

Sales in Latin America increased 45.0% in 2001 compared to 15.4% in the prior year. Growth was led by the Security and Wireless SBUs.

Sales denominated in currencies other than US dollars were 45.5%, 39.0% and 40.2% of total sales in 2001, 2000 and 1999, respectively. Foreign currency exchange rate fluctuations reduced foreign sales by an average of 5.8%, 3.9% and 3.0% in 2001, 2000 and 1999, respectively. Average selling prices, excluding the effects of exchange rate fluctuations, declined 1.8%, 1.3% and 0.4% in 2001, 2000 and 1999 respectively.

Other Cost of Sales

The following table reconciles product margin to gross margin reported in the Consolidated Statements of Operations:

(% of sales)	2001	2000	1999

Product margin	27.1%	28.0%	29.0%
Customer returns and scrap	(0.5)	(0.5)	(0.4)
Engineering costs	(0.2)	(0.3)	(0.1)
Freight costs not inventoried	--	(0.3)	(0.3)
Overstock provisions	(0.6)	(0.1)	--
Other costs	0.4	(0.3)	(0.3)
Gross margin	26.2%	26.5%	27.9%

Fluctuations in product margin primarily reflect the shift in product mix as Wireless sales have increased as a percent of consolidated sales and monitor sales have replaced CRT sales in the Display group.

Selling, General and Administrative Expenses

The Company has established a formal program to limit the growth in operating expenses to a rate less than the growth in sales and gross margin. This program has successfully reduced operating expenses as a percent of sales, as selling, general and administrative expenses represented 18.8% of sales in 2001, 20.1% in 2000 and 22.1% in 1999. Additional investment in the Company's sales engineering staff, and geographic and product coverage resulted in operating expenses increasing 14.5% in 2001 and 15.2% in 2000, well below the growth in sales of 22.4% and 26.7% during the same periods.

Other (Income) Expense

Interest expense increased 25.1% in 2001 and 15.8% in 2000, reflecting higher borrowing levels to support the growth of the Company. Investment income includes realized capital gains of $222,000, $877,000, and $39,000 in 2001, 2000 and 1999. Foreign exchange and other expenses primarily reflect changes in the value of the US dollar relative to foreign currencies.

Income Tax Provision

The statutory corporate income tax rate is 35% for companies with US domestic income in excess of $10 million. With the growth in the Company's pretax earnings, the Company's statutory rate increased to 35% in 2001. The effective tax rates were 32.8% in fiscal 2001 and 29.6% in fiscal 2000 and 1999. The rates differ from the statutory rates primarily due to the Company's foreign sales corporation benefit on export sales and, in 2000 and 1999, realization of tax benefit on prior years' foreign losses, offset by state income taxes. Future effective tax rates will likely trend modestly higher as the foreign tax loss carryforwards are exhausted.

Net Income and per Share Data

Net income increased 35.3% in 2001, to $17.7 million, from $13.1 million. On a diluted per share basis, earnings increased 21.0% to $1.21 in fiscal 2001 from $1.00 in 2000.

Financial Condition

Liquidity

The Company provides engineered solutions, including prototype design and assembly, in niche markets. Additionally, the Company specializes in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, the Company's products are components of production equipment for which immediate availability is critical to the customer. Accordingly, the Company enjoys higher gross margins, but has necessary larger investments in inventory than those of a commodity electronics distributor.

Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, capital expenditures, dividends, business acquisitions and, in 1999, purchases of treasury stock. Cash used in operations was $19.6 million in 2001 while in 2000 and 1999, $4.1 million was provided by operations. Additional investments in working capital to support sales growth were $45.3 million, $15.4 million and $10.2 million in 2001, 2000 and 1999, respectively.

The Company proposed a plan, which has been accepted by the Illinois Environmental Protection Agency, to monitor and process soil and groundwater at the LaFox facility. Contamination is believed to have resulted from practices previously employed at the site. The present value of the estimated future remediation costs was charged to operations in 1996. The balance of the reserve is $520,000 and is included in accrued liabilities at May 31, 2001.

Financing

On July 28, 2000, the Company refinanced the revolving credit facility and a Canadian credit agreement with a multi-currency revolving credit facility. The agreement matures in July 2004. Under the terms of the agreement, the total commitment is denominated in several currencies and at May 31, 2001 represented the equivalent of $105.0 million. Loans under the agreement bear interest at prime or at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2001, the applicable margin was 175 basis points. In addition, the Company entered into certain interest rate swap arrangements for the term of the facility, fixing the interest rate on $35.1 million at an average rate of 8.0%. At May 31, 2001, $20.7 million was available under this line.

In fiscal 1999, the Company purchased 2.0 million shares of its Common Stock at an average cost of $5.76 per share.

Based on shares outstanding at May 31, 2001, annual dividend payments approximate $2.0 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company's operating needs and capital structure.

Currency Fluctuations

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory and accounts payable, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia / Pacific and Latin America. The Company monitors its foreign exchange exposures and, while historically has not, may in the future enter into forward contracts to hedge significant transactions. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures. There are no outstanding forward exchange contracts as of May 31, 2001.

Conversion to the Euro

On January 1, 1999, eleven member countries of the European Union began conversion to a common currency, the Euro. Until January 1, 2002, companies operating in Europe must be able to process business transactions either in legacy currencies or in Euros. After January 1, 2002, all transactions will be processed only in Euros.

The Company has modified its transaction processing systems to accommodate the Euro and dual currency processing requirements without significant additional costs. While the exact impact on pricing is indeterminable, the Company believes, since most of its pricing is based on US dollar costs, the effect of conversion to the Euro has not been significant.

Risk Management and Market Sensitive Financial Instruments

As discussed above, the Company's debt financing, in part, varies with market rates and certain of its operations and assets and liabilities are denominated in foreign currencies that subject the Company to foreign exchange risk.

In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect a 10% increase in market interest rates and a uniform 10% strengthening of the US dollar against foreign currencies would have on the reported net earnings of the Company. Under these assumptions, additional interest expense, tax effected, would have reduced net income by $350,000 in 2001 or $210,000 in 2000 and foreign currency exchange rates would have decreased net income by $100,000 in 2001 or $250,000 in 2000.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company's operations.

Looking Forward

Fourth quarter fiscal 2001 operating results softened from the immediately preceeding quarter as the Company began feeling the effects of the general economic slowdown and particularly lower demand for RF and wireless products in telecommunication markets. At the date of this report, these conditions continued.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters discussed in this Annual Report (including the Annual Report on Form 10-K) are forward-looking statements relating to future events which involve certain risks and uncertainties, including those identified herein and in the Annual Report on Form 10-K. Further, there can be no assurance the trends reflected in historical information will continue in the future.

Consolidated Balance Sheets
		As of May 31

(in thousands)	2001	2000
Assets
Current assets
Cash and equivalents	$ 15,946	$ 11,832
Receivables, less allowance of $2,639 and $2,991	90,069	77,821
Inventories	144,135	119,224
Other	19,329	13,346
Total current assets	269,479	222,223
Property, plant and equipment, net	28,753	25,851
Other assets	23,282	16,851
Total assets	$ 321,514	$ 264,925
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$ 28,491	$ 30,882
Accrued liabilities	15,347	14,452
Notes and current portion of long-term debt	205	2,619
Total current liabilities	44,043	47,953
Long-term debt	155,134	117,643
Deferred income taxes	7,492	5,336
Non-current liabilities	5,300	--
Total liabilities	211,969	170,932
Stockholders' equity
Common Stock, $.05 par value	599	583
Class B Common Stock, convertible, $.05 par value	160	162
Preferred Stock, $1.00 par value	--	--
Additional paid-in capital	88,877	84,514
Treasury stock	(10,068)	(11,045)
Retained earnings	49,834	34,184
Foreign currency translation adjustment	(19,857)	(14,405)
Total stockholders' equity	109,545	93,993
Total liabilities and stockholders' equity	$ 321,514	$ 264,925
See notes to consolidated financial statements.

Consolidated Statements of Operations
	Year Ended May 31

(in thousands, except per share amounts)	2001	2000	1999

Net sales	$ 502,369	$ 410,468	$ 323,959
Cost of products sold	370,819	301,561	233,644
Gross margin	131,550	108,907	90,315
Selling, general and administrative expenses	94,444	82,464	71,572
Operating income	37,106	26,443	18,743
Other (income) expense:
Interest expense	11,146	8,911	7,689
Investment income	(575)	(1,032)	(636)
Foreign exchange and other, net	145	(40)	(167)
	10,716	7,839	6,886
Income before income taxes	26,390	18,604	11,857
Income tax provision	8,656	5,500	3,505
Net income	$ 17,734	$ 13,104	$ 8,352
Net income per share:
Basic	$ 1.33	$ 1.03	$ .60
Diluted	$ 1.21	$ 1.00	$ .60

Dividends per common share	$ .16	$ .16	$ .16

Comprehensive income:
Net income	$ 17,734	$ 13,104	$ 8,352
Foreign currency translation adjustment	(5,452)	(4,156)	(3,663)
Comprehensive income	$ 12,282	$ 8,948	$ 4,689
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
	Year Ended May 31

(in thousands)	2001	2000	1999

Operating activities:
Net income	$ 17,734	$ 13,104	$ 8,352
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	4,956	4,415	3,605
Amortization of intangibles and financing costs	820	744	633
Deferred income taxes	885	1,292	1,237
Stock contribution to employee ownership plan	1,310	--	485
Net ajustments	7,971	6,451	5,960
Changes in working capital, net of currency translation effects and business acquisitions:
Receivables	(10,267)	(17,072)	1,108
Inventories	(25,094)	(11,307)	(10,985)
Other current assets	(4,589)	(351)	(3,015)
Accounts payable	(5,443)	9,130	3,172
Accrued liabilities	126	4,159	(509)
Net changes in working capital	(45,267)	(15,441)	(10,229)
Net cash (used in) provided by operating activities	(19,562)	4,114	4,083
Financing activities:
Proceeds from borrowings	53,580	12,316	31,528
Repayment of borrowings	(16,948)	(7,641)	(3,743)
Proceeds from issuance of common stock	4,044	2,716	385
Purchases of treasury stock	--	(11)	(11,527)
Cash dividends	(2,084)	(1,964)	(2,150)
Net cash provided by financing activities	38,592	5,416	14,493
Investing activities:
Capital expenditures	(7,883)	(7,026)	(7,647)
Business acquisitions	(8,316)	(2,356)	(3,795)
Other	1,283	(885)	(2,596)
Net cash used in investing activities	(14,916)	(10,267)	(14,038)
Increase (decrease) in cash and equivalents	4,114	(737)	4,538
Cash and equivalents at beginning of year	11,832	12,569	8,031
Cash and equivalents at end of year	$ 15,946	$ 11,832	$ 12,569
See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(shares and dollars in thousands)	Shares Issued		Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
	Common	Class B Common

Balance May 31, 1998	11,183	3,239	$ 723	$ 80,606	$ --	$ 16,842	$ (6,586)	$ 91,585
Shares issued under ESPP and stock option plan	189	--	8	1,219	(5)	--	--	1,222
Shares contributed to ESOP	12	--	1	484	--	--	--	485
Purchase of 2,000 shares of Common Stock	--	--	--	--	(11,527)	--	--	(11,527)
Conversion of Class B shares to common shares	6	(6)	--	--	--	--	--	--
Dividends	--	--	--	--	--	(2,150)	--	(2,150)
Currency translation	--	--	--	--	--	--	(3,663)	(3,663)
Net income	--	--	--	--	--	8,352	--	8,352
Balance May 31, 1999	11,390	3,233	732	82,309	(11,532)	23,044	(10,249)	84,304
Shares issued under ESPP and stock option plan	279	--	13	2,205	498	--	--	2,716
Purchase of 1 share of common stock	--	--	--	--	(11)	--	--	(11)
Conversion of Class B shares to common shares	1	(1)	--	--	--	--	--	--
Dividends	--	--	--	--	--	(1,964)	--	(1,964)
Currency translation	--	--	--	--	--	--	(4,156)	(4,156)
Net income	--	--	--	--	--	13,104	--	13,104
Balance May 31, 2000	11,670	3,232	745	84,514	(11,045)	34,184	(14,405)	93,993
Shares issued under ESPP and stock option plan	276	--	14	3,513	517	--	--	4,044
Shares contributed to ESOP	--	--	--	850	460	--	--	1,310
Conversion of Class B shares to common shares	25	(25)	--	--	--	--	--	--
Dividends	--	--	--	--	--	(2,084)	--	(2,084)
Currency translation	--	--	--	--	--	--	(5,452)	(5,452)
Net income	--	--	--	--	--	17,734	--	17,734
Balance May 31, 2001	11,971	3,207	$ 759	$ 88,877	$ (10,068)	$ 49,834	$ (19,857)	$ 109,545
see notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

Note A — Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated. The Company accounts for its results of operations on a 52/53 week year, ending on the Saturday nearest May 31. Fiscal 2001 and 1999 contained 52 weeks. Fiscal 2000 contained 53 weeks, including 14 weeks in the first quarter.

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

Reclassifications: Certain amounts in the 2000 and 1999 financial statements are reclassified to conform to the 2001 presentation.

The Company has changed its classification of shipping and handling costs billed to customers in response to a pronouncement by the Emerging Issues Task Force of the Financial Accounting Standards Board. These billings are now reported as sales and the related costs in cost of sales. In prior periods, these billings and costs had been netted in selling, general and administrative expense. Fiscal 2000 and 1999 data has been restated to conform with the current presentation.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 80% of total inventories at May 31, 2001 and 79% at May 31, 2000. For the remaining inventories, cost is determined on the first-in, first-out (FIFO) method. If the FIFO method had been used for all inventories, the total amount of inventories would have been decreased by $1,110 at May 31, 2001 and increased by $542 at May 31, 2000. The reduction in FIFO value relative to LIFO reflects lowering costs in the electronics industry. As a result of overstock reserves, the LIFO carrying value of all inventories approximated market value at May 31, 2001 and 2000. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Property, plant and equipment consist of the following:

May 31
	2001	2000

Land and improvements	$ 2,812	$ 2,752
Buildings and improvements	15,998	15,376
Computer and communications equipment	16,028	13,724
Machinery and other equipment	16,046	11,649
Property, at cost	50,884	43,501
Accumulated depreciation	(22,131)	(17,650)
Property, plant and equipment, net	$ 28,753	$ 25,851

Other Assets: Deferred financing costs, goodwill and other deferred charges are amortized using the straight-line method. Goodwill is generally amortized over a period of 20 to 40 years. Goodwill, at cost, is $21,062 and $12,078 at May 31, 2001 and May 31, 2000, respectively. The Company continually evaluates the carrying value of goodwill based upon its recoverability from related projected undiscounted cash flows. Other assets consist of the following:

May 31
	2001	2000

Investments (at market)	$ 2,595	$ 3,497
Notes receivable	788	544
Deferred financing costs, net	520	370
Goodwill, net	17,659	9,844
Property held for sale	1,216	1,732
Other deferred charges, net	504	864
Other assets	$ 23,282	$ 16,851

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 and accordingly, the Company will adopt the statement June 1, 2002. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment test in accordance with the Statements. Other intangibles will continue to amortized over their useful lives.

Accrued Liabilities: Accrued liabilities consist of the following:

May 31
	2001	2000

Compensation and payroll taxes	$ 5,806	$ 5,986
Interest	2,958	3,042
Income taxes	2,730	2,452
Other accrued expenses	3,853	2,972
Accrued liabilities	$ 15,347	$ 14,452

Non-current Liabilities: Non-current liabilities at May 31, 2001 of $5,300 represent guaranteed payments for acquisitions made during fiscal 2001.

Foreign Currency Translation: Foreign currency balances and financial statements are translated into US dollars at end-of-period rates, except revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction gains (losses) reflected in operations are $(151), $60, and $77 in 2001, 2000, and 1999, respectively. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to stockholders' equity.

Revenue Recognition: Revenues are recorded when title passes to the customer.

Income Taxes: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates.

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, all grants under the Company's option plans have been made at the fair market value on the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123 Accounting for Stock-Based Compensation, requires estimation of the fair value of options granted to employees. As permitted by SFAS No. 123, the Company presents this estimated fair value information in Note E.

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

May 31
	2001	2000	1999

Numerator for basic EPS:
Net Income	$ 17,734	$ 13,104	$ 8,352

Denominator for basic EPS:
Shares outstanding, June 1	12,987	12,623	14,422
Additional shares issued	346	61	106
Reduction for shares acquired	-	-	(706)
Average shares outstanding	13,333	12,684	13,822

Numerator for diluted EPS:
Net income	$ 17,734	$ 13,104	$ 8,352
Interest savings, net of tax, on assumed conversion of bonds	3,459	3,459	-
Adjusted net income	$ 21,193	$ 16,563	$ 8,352

Denominator for diluted EPS:
Average shares outstanding	13,333	12,684	13,822
Effect of dilutive stock options	555	216	204
Assumed conversion of bonds	3,680	3,680	-
Average shares outstanding	17,568	16,580	14,026

Out-of-the-money (exercise price higher than market price) stock options are excluded from the calculation because they are anti-dilutive. The Company's 8¼% and 7¼% convertible debentures are excluded from the calculation in 1999 as assumed conversion would be anti-dilutive.

Note B — Acquisitions

Fiscal 2001:

In June 2000, the Company acquired the assets and liabilities of Celti Electronics, a French distributor of fiber optic communications products with annual sales of $3,600. In January 2001, the Company acquired the assets and liabilities of Aviv Electronics of Israel, a distributor specializing in design-in services for active and passive electronic components with annual sales of $10,000. Baron Electronics, a distributor of electronic components in Latin America, was acquired in the May 2001, with annual sales of $2,000.

The aggregate cash outlay for business acquisitions made in 2001 was $8,316.

Fiscal 2000:

In December 1999, the Company acquired the assets and liabilities of Apoio Technico, a distributor of broadcast transmitters and equipment in Brazil with annual sales of $8,000. Effective May 31, 2000, the Company also acquired the assets and liabilities of Broadcast Richmond, a global distributor and installer of broadcast equipment located in Richmond, Indiana, with annual sales of $2,000.

The aggregate cash outlay for business acquisitions made in 2000 was $391. Additional non-cash payments of $5,058 were made in the form of the forgiveness of an account receivable.

Fiscal 1999:

In December 1998, the Company acquired Adler Video Systems, a southern California based distributor of closed circuit television (CCTV) systems with annual sales of $8,400. The Company also made three smaller acquisitions with annual sales of approximately $2,000 each. These acquisitions included TRL Industries, a manufacturer of amplifier circuits for the Wireless business unit's wireless communications operations; Sahab S.A., a Mexican distributor of broadcast transmitters for the Wireless business unit; and Pixelink, a systems integrator specializing in monitors for the Display business unit.

The aggregate cash outlay for business acquisitions made in 1999 was $2,868. Additional non-cash payments of $1,113 were made in the form of the Company's Common Stock and the forgiveness of a note receivable.

Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year. If each of these acquisitions had occurred at the beginning of the year, consolidated sales would have increased by approximately $14,000, $6,000 and $6,900 in 2001, 2000 and 1999, respectively.

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to $2,638, $1,965 and $927 in 2001, 2000 and 1999, respectively. Assuming the goals established in all agreements outstanding at May 31, 2001 were met, additional consideration aggregating approximately $8,844 would be payable through 2004.

Subsequent to the end of fiscal year 2001, the Company purchased Sangus Holdings AB (Sangus) which serves the Nordic countries of Sweden, Finland, Denmark and Norway. Sangus is a specialist in RF & microwave technology with sales of approximately $20,000 in its last calendar year, ended December 31, 2000. Sangus' results of operations will be included in the Company's consolidated results of operations from date of acquisition, July 1, 2001.

Note C — Debt Financing

Long-term debt consists of the following:

May 31
	2001	2000

8-1/4% Convertible debentures, due June 2006	$ 40,000	$ 40,000
7-1/4% convertible debentures, due December 2006	30,825	30,825
Floating-rate multicurrency revolving credit facility, due July 2004 (6.11% at May 31, 2001)	84,302	-
Revolving credit facilities and term loan	-	47,228
Other	211	2,209
Total debt	155,338	120,262
Less current portion	(204)	(2,619)
Long-term debt	$155,134	$117,643

The 7¼% convertible debentures are unsecured and subordinated to other long-term debt, including the 8¼% convertible debentures. Each $1,000 of the 7 ¼% debenture is convertible into the Company's Common Stock at any time prior to maturity at $21.14 per share and the 8 ¼% convertible debentures are convertible at $18.00 per share. The Company is required to make sinking fund payments of $3,850 in 2004 and $6,225 in 2005.

On July 28, 2000, the Company refinanced the revolving credit facilities with a $105,000 floating-rate multicurrency revolving credit facility. The agreement matures in July 2004 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2001, the margin was 175 basis points.

The Company uses derivative financial instruments to manage the economic impact of fluctuations in interest rates. To achieve this, the Company entered into certain interest rate swap arrangements for the term of the $105,000 facility, fixing the interest rate on $35,000 at an average rate of 8%.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after December 31, 2000. This statement, as amended, was adopted as of June 1, 2001, and did not materially impact the Company's financial statements.

In the following table, the fair values of the Company's 7¼% and 8¼% convertible debentures are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value, adjusted for market interest rate changes.

	2001		2000

	Carrying Value	Fair Value	Carrying Value	Fair Value

8-1/4% Convertible debentures	$ 40,000	$ 37,200	$ 40,000	$ 34,400
7-1/4% Convertible debentures	30,825	27,743	30,825	24,352
Floating-rate multicurrency revolving credit facility	84,302	84,302	-	-
Revolving credit facilities and term loan	-	-	47,228	47,228
Other	211	211	2,209	2,295
Total	155,338	149,456	120,262	108,275
Less current portion	(204)	(204)	(2,619)	(2,619)
Long-term debt	$ 155,134	$ 149,252	$ 117,643	$ 105,656

The loan and debenture agreements contain financial covenants with which the Company was in full compliance at May 31, 2001. The most restrictive covenants set benchmark levels for tangible net worth, a debt to tangible net worth ratio, cash flow to senior funded debt and annual debt service coverage.

Aggregate maturities of debt during the next five years are: $204 in 2002, $3,856 in 2004, $90,528 in 2005, and $60,750 in 2006. Cash payments for interest were $11,230, $8,627 and $7,477 in 2001, 2000 and 1999, respectively.

Note D — Income Taxes

The components of income before income taxes are:

	2001	2000	1999

United States	$ 19,730	$ 16,199	$ 9,531
Foreign	6,660	2,405	2,326
Income before taxes	$ 26,390	$ 18,604	$ 11,857

The provision for income taxes differs from income taxes computed at the US federal statutory tax rate of 35% in 2001 and 34% in 2000 and 1999 as a result of the following items:

	2001	2000	1999

Federal statutory rate	35.0%	34.0%	34.0%
Effect of:
State income taxes, net of federal tax benefit	1.4	3.2	2.8
FSC benefit on export sales	(2.2)	(4.4)	(7.2)
Realization of tax benefit on prior years' foreign losses	-	(2.8)	-
Foreign taxes at other rates	(2.7)	0.5	0.5
Other	1.3	(0.9)	(0.5)
Effective tax rate	32.8%	29.6%	29.6%

The provisions for income taxes consist of the following:

	2001	2000	1999

Currently payable:
Federal	$ 5,622	$ 2,224	$ 1,294
State	133	192	(44)
Foreign	2,016	1,792	1,018
Total currently payable	7,771	4,208	2,268

Deferred:
Federal	443	2,023	730
State	430	739	545
Foreign	12	(1,470)	(38)
Total deferred	885	1,292	1,237
Income tax provision	$ 8,656	$ 5,500	$ 3,505

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of May 31, 2001 and 2000 are as follows:

Balance Sheet Presentation
	Current Asset (1)	Noncurrent Liability

At May 31, 2001:
Deferred tax assets:
Intercompany profit in inventory	$ 1,703	$ -
Inventory valuation	6,834	-
Other, net	140	353
Deferred tax assets	8,677	353
Deferred tax liabilities:
Accelerated depreciation	-	(4,855)
Other, net	-	(2,990)
Net deferred tax	$ 8,677	$ (7,492)

At May 31, 2000:
Deferred tax assets:
Intercompany profit in inventory	$ 1,469	$ -
Inventory valuation	5,898	-
Other, net	73	616
Deferred tax assets	7,440	616
Deferred tax liabilities:
Accelerated depreciation	-	(4,182)
Other, net	-	(1,770)
Net deferred tax	$ 7,440	$ (5,336)
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

Income taxes paid were $7,125, $2,313, and $1,758 in 2001, 2000 and 1999, respectively.

Note E — Stockholders' Equity

The Company has authorized 30,000 shares of Common Stock, 10,000 shares of Class B Common Stock, and 5,000 shares of Preferred Stock. The Class B Common Stock has ten votes per share. The Class B Common Stock has transferability restrictions; however, it may be converted into Common Stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total Common Stock issued and outstanding at May 31, 2001 was 10,263 shares. An additional 8,908 shares of Common Stock have been reserved for the potential conversion of the convertible debentures and Class B Common Stock and for future issuance under the Employee Stock Option Plans.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 31, 2001, the plan had 16 shares reserved for future issuance.

The Employees' 1998 Incentive Compensation Plan authorizes the issuance of up to 800 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 1,633 shares are reserved at May 31, 2001 for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 31, 2001, 370 shares of Common Stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option pricing model with the assumptions indicated below. Had the Company's option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company's net income and net income per share would have been affected as follows:

	2001	2000	1999

Net income, as reported	$ 17,734	$ 13,104	$ 8,352
Proforma net income	16,582	12,300	7,629

Proforma net income per share:
Basic	$ 1.24	$ .97	$ .55
Assuming full dilution	1.14	.95	.54

Assumptions used:
Risk-free interest rate	5.9%	6.0%	5.4%
Annual standard deviation of stock price	56%	55%	50%
Average expected life (years)	5.1	5.5	6.1
Annual dividend rate	$ .16	$ .16	$ .16
Average fair value per option	$ 7.07	$ 3.59	$ 3.31
Option value of ESPP per share	$ 2.55	$ 1.24	$ 1.13
Fair value of options granted during the year	$ 3,253	$ 991	$ 1,115

A summary of the share activity and weighted average exercise prices for the Company's option plans is as follows:

	Outstanding		Exercisable
	Shares	Price	Shares	Price

At May 31, 1998	1,373	$ 7.74	697	$ 7.52
Granted	338	7.19
Exercised	(20)	4.68
Cancelled	(5)	7.86

At May 31, 1999	1,686	7.66	855	7.62
Granted	296	7.81
Exercised	(292)	6.98
Cancelled	(131)	7.66

At May 31, 2000	1,559	7.82	755	7.82
Granted	460	13.75
Exercised	(277)	7.24
Cancelled	(120)	10.96

At May 31, 2001	1,622	$ 9.39	667	$ 7.73

The following table summarizes information about stock options outstanding as of May 31, 2001:

Exercise Price Range	Outstanding			Exercisable
	Shares	Price	Life	Shares	Price	Life

$ 3.75 to $ 5.375	57	$ 4.83	4.5	48	$ 4.73	3.8
$ 6.00 to $ 7.50	659	6.93	6.3	329	6.93	4.8
$ 8.00 to $ 8.50	346	8.26	5.5	220	8.21	5.1
$10.813 to $13.813	560	13.46	9.0	70	12.12	7.3
Total	1,622			667

Note F — Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $2,403, $1,790 and $1,370 in 2001, 2000 and 1999, respectively. Such amounts included contributions in stock of $887 for 2001 and $1,310 for 2000, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note G — Industry and Market Information

The following disclosures are made in accordance with the SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information. The Company's strategic business units (SBUs) are: RF & Wireless Communications Group (Wireless), Industrial Power Group (Industrial), Medical Systems Group (Medical), Security Systems Division (Security) and Display Systems Group (Display).

Wireless serves the wireless voice and data telecommunications industry and radio and television broadcast industry, predominantly for infrastructure applications.

Industrial serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, and transporation industries.

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

Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses. In North America and Europe, the sales force is organized by SBU and, accordingly, these costs are included in direct expenses. In Latin America, Asia / Pacific and the rest of the world, the regional sales force is shared and, accordingly, is not included in direct expenses. Intersegment sales are not significant.

Accounts receivable, inventory, goodwill and certain notes receivable are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Accordingly, depreciation, amortization expense and financing costs are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Sales	Gross Margin	Contribution	Assets

Fiscal 2001
Wireless	$ 244,381	$ 63,593	$ 42,395	$ 127,005
Industrial	89,053	30,650	24,567	45,276
Medical	40,034	8,845	4,502	24,024
Security	82,352	18,932	5,647	34,038
Display	42,731	10,488	5,292	21,056
TOTAL	$ 498,551	$ 132,508	$ 82,403	$ 251,399

Fiscal 2000
Wireless	$ 154,502	$ 40,524	$ 26,694	$ 86,638
Industrial	87,584	31,037	24,117	42,449
Medical	39,461	7,430	4,065	26,654
Security	84,504	19,846	9,699	33,470
Display	41,127	10,273	5,758	19,825
TOTAL	$ 407,178	$ 109,110	$ 70,333	$ 209,036

Fiscal 1999
Wireless	$ 104,347	$ 28,764	$ 18,042	$ 63,751
Industrial	77,389	27,861	21,318	43,661
Medical	37,523	7,923	4,817	25,870
Security	70,180	16,184	7,179	31,685
Display	31,502	10,344	6,517	20,918
TOTAL	$ 320,941	$ 91,076	$ 57,873	$ 185,885

A reconciliation of gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. (Other assets not identified includes miscellaneous receivables, manufacturing inventories and other assets.)

	2001	2000	1999

Segment Sales	$ 498,551	$ 407,178	$ 320,941
Freight billed to customers	3,818	3,290	3,018
Sales	$ 502,369	$ 410,468	$ 323,959

Segment gross margin	$ 132,508	$ 109,110	$ 91,076
Freight margin	478	975	702
Manufacturing variances and other costs	(1,436)	(1,178)	(1,463)
Gross Margin	$ 131,550	$ 108,907	$ 90,315

Segment contribution	$ 82,403	$ 70,333	$ 57,873
Manufacturing variances and other costs	(1,436)	(1,178)	(1,463)
Regional selling expenses	(16,697)	(14,489)	(12,842)
Administrative expenses	(27,164)	(28,223)	(24,825)
Operating income	$ 37,106	$ 26,443	$ 18,743

Segment assets	$ 251,399	$ 209,036	$ 185,885
Cash and equivalents	15,946	11,832	12,569
Other current assets	19,329	13,346	12,817
Net property	28,753	25,851	23,047
Other assets	6,087	4,860	1,360
Total assets	$ 321,514	$ 264,925	$ 235,678

Geographic sales information is grouped by customer destination into five areas: North America, Europe, Latin America, Asia/Pacific and Other. Sales to Mexico are included as part of Latin America. "Other" includes sales to export distributors, countries where the Company does not have sales offices and freight billings.

Fiscal 2001 sales and long-lived assets (net property and other assets, excluding investments) were as follows:

	Sales	Assets

United States	$ 253,642	$ 36,726
Canada	56,569	2,085
North America	310,211	38,811
Europe	96,485	8,394
Asia / Pacific	51,411	1,613
Latin America	28,012	622
Other	12,432	-
Total	$ 498,551	$ 49,440

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

Note H — Litigation

On June 19, 1990, the Company was served with a complaint in Panache Broadcasting of Pennsylvania, Inc. v. Richardson Electronics, Ltd.; Varian Associates, Inc.; and Varian Supply Company (VASCO - a joint venture between the Company and Varian Associates, Inc.), in US District Court for the Eastern Division of Pennsylvania alleging violations of Sections 1 and 2 of the Sherman Act and Section 7 of the Clayton Act. This is a class action for the purpose of determining liability only on behalf of all persons and businesses in the US who purchased electron tubes (1) encompassed in the VASCO agreement, (2) related to the dud tube collection program of the defendants or (3) related to acquisitions arising out of VASCO between February 26, 1986 to March 13, 1999. The suit seeks treble damages alleged to be in excess of $100, injunctive relief and attorneys' fees. The litigation has been transferred to the US District Court for the Northern District of Illinois, Eastern Division as Case No. 90C6400, and is in the discovery stage. The Company is defending itself against this action and is currently unable to predict the outcome.

Note I — Selected Quarterly Financial Data
(Unaudited)

Summarized quarterly financial data for 2001 and 2000 follow. There were no material fourth quarter adjustments in either year. See Note A "Reclassifications" regarding restatement of quarterly sales and gross margin for shipping and handling costs billed to customers.

	First	Second	Third	Fourth

2001:
Net Sales	$ 121,095	$ 132,019	$ 126,342	$ 122,913
Gross Margin	31,989	34,533	32,769	32,259
Net Income	4,680	5,192	4,172	3,690
Net income per share:
Basic	0.35	0.39	0.31	0.28
Diluted	0.32	0.34	0.29	0.26

2000:
Net Sales	$ 96,379	$ 98,383	$ 99,708	$ 115,998
Gross Margin	25,894	26,764	25,799	30,450
Net Income	2,701	3,269	2,528	4,606
Net income per share:
Basic	0.21	0.26	0.20	0.36
Diluted	0.21	0.26	0.20	0.32

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
July 19, 2001

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

Joseph C. Grill
   Senior Vice President, Human Resources

Robert J. Heise
   Vice President and General Manager, Display Systems Group

Murray J. Kennedy
   Vice President and General Manager, Industrial Power Group

Kathleen M. McNally
   Senior Vice President, Marketing Operations

Kevin C. Oakley
   Vice President and General Manager, Medical Systems Group

Gregory J. Peloquin
   Vice President and General Manager,
   RF & Wireless Communications Group

Robert Prince
   Executive Vice President, Worldwide Sales

Kevin F. Reilly
   Senior Vice President and Chief Information Officer

William G. Seils
   Senior Vice President, General Counsel and
   Corporate Secretary

Ronald G. Ware
   Treasurer and Assistant Secretary

BOARD OF DIRECTORS

Edward J. Richardson (1)

Arnold R. Allen
   Consultant

Jacques Bouyer (3,4,6)
   Consultant

William J. Garry

Scott Hodes (2,3,5)
   Partner, Law Firm of Ross & Hardies

Bruce W. Johnson (1)

Ad Ketelaars (6)
   Consultant

John Peterson, (2,6)
   Managing Director, Tucker Anthony Sutro Capital Markets

Harold L. Purkey (2)
   Managing Director, First Union Securities, Inc.

Samuel Rubinovitz (1,3,4,5,6)
   Consultant and Chairman of the Board, LTX Corporation

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Option Committee
(5) Executive Oversight Committee
(6) Strategic Planning Committee

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200
Internet: www.rell.com/investor.asp
Email: info@rell.com

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 16, 2001 at 2:00 p.m. at the Company's corporate office. Further details are available in your proxy materials.

Transfer Agent and Registrar
Continental Stock Transfer Company
2 Broadway, 19th Floor
New York, NY 10004

Independent Auditors
Ernst & Young LLP
111 North Canal Street
Chicago, Illinois 60606

Brokerage Reports

Barrington Research Associates, Inc.
Gilford Securities Incorporated
McDonald & Company Investments
Tucker Anthony Incorporated

Market Makers

William Blair & Co.
First Union Securities, Inc.
Gilford Securities Incorporated
McDonald & Company Investments
Tucker Anthony Incorporated
Wechsler & Krumholz, Inc.

Form 10K and Other Information
A copy of the Company's Annual Report on Form 10K, filed with the Securities and Exchange Commission is available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company's home page at http://www.rell.com/investor.asp

Market Price of Common Stock
The Common Stock is traded on the NASDAQ National Market System under the symbol "RELL".The number of stockholders of record of Common Stock and Class B Common Stock at May 31, 2001 was 890 and 18, respectively. The Company believes there are approximately an additional 1,300 holders who own shares of the Company's Common Stock in street name. The quarterly market price ranges of the Company's common stock were as follows:

	2001		2000

Fiscal Quarters	High	Low	High	Low

First	$ 18.8750	$ 12.0000	$ 7.9375	$ 5.7813
Second	17.7500	11.7500	9.0625	6.6250
Third	15.7500	11.3130	11.4375	6.3125
Fourth	14.8400	11.4380	13.6250	10.0000

Richardson Electronics, Ltd. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

COL. A	COL. B	COL.		COL. D	COL. E
DESCRIPTION	Balance at Beginning of Period	ADDITIONS		Deductions - Describe	Balance at End of Period
		(1) Charged to Costs and Expenses	(2) Charged to Other Accounts-Describe
Year ended May 31, 2001: Allowance for sales returns and doubtful accounts Other reserves	$ 2,991 $ 1,029	$ 968 (2)	$ - $ -	$ 1,320 (1) $ 347 (3)	$ 2,639 $ 682
Year ended May 31, 2000: Allowance for sales returns and doubtful accounts Other reserves	$ 2,584 $ 1,236	$ 1,461 $ 12 (2)	$ - $ -	$ 1,054 (1) $ 219 (3)	$ 2,991 $ 1,029
Year ended May 31, 1999: Allowance for sales returns and doubtful accounts Other reserves	$ 2,230 $ 1,362	$ 934 $ 46 (2)	$ - $ -	$ 580 (1) $ 172 (3)	$ 2,584 $ 1,236
(1) Uncollectible amounts written off, net of recoveries and foreign currency translation. (2) Provision to increase EPA groundwater remediation reserve (3) Expenditures made for reserved items