Form 10-K, Exhibit 13
period 2002-05-31
RICHARDSON ELECTRONICS LTD/DE
filed 2002-08-29
CIK 355948

Five-Year Financial Review
This information should be read in conjuction with the Company's consolidated financial statements and accompanying notes included elsewhere herein

(in thousands, except per share amounts)
Statement of Operations Data			Year Ended May 31

	2002 (1)	2001	2000	1999	1998

Net Sales	$ 443,492	$ 502,369	$ 410,468	$ 323,959	$ 306,994
Cost of products sold	349,326	370,819	301,561	233,644	220,261
Gross margin	94,166	131,550	108,907	90,315	86,733
Selling, general and administrative expenses	94,519	94,444	82,464	71,572	65,463
Other expense, net	17,256	10,716	7,839	6,886	7,334
(Loss) income before income taxes	(17,609)	26,390	18,604	11,857	13,936
Income tax (benefit) provision	(6,339)	8,656	5,500	3,505	4,200
Net (loss) income	(11,270)	17,734	13,104	8,352	9,736

(Loss) income per share:
Basic	$ (.83)	$ 1.33	$ 1.03	$ .60	$ .79
Diluted	$ (.83)	$ 1.21	$ 1.00	$ .60	$ .77

Dividends per common share	$ .16	$ .16	$ .16	$ .16	$ .16

Year Ended May 31
Net Sales by Strategic Business Unit	2002	2001	2000	1999	1998

RF & Wireless Communications Group (RFWC)	$ 202,409	$ 244,381	$ 154,502	$ 104,347	$ 100,358
Industrial Power Group (IPG)	74,578	89,053	87,584	77,389	84,587
Security Systems Division (SSD)	85,087	82,352	84,504	70,180	66,362
Display Systems Group (DSG)	60,697	59,476	50,502	36,935	29,016
Medical Systems Group (MSG)	17,278	23,289	30,086	32,090	23,849
Freight	3,443	3,818	3,290	3,018	2,822
Consolidated	$ 443,492	$ 502,369	$ 410,468	$ 323,959	$ 306,994

As of May 31
Balance Sheet Data	2002	2001	2000	1999	1998

Receivables, net	$ 84,156	$ 90,069	$ 77,821	$ 62,448	$ 63,431
Inventories	107,159	144,135	119,224	107,724	96,443
Working capital	186,743	225,436	174,270	161,640	149,577
Property, plant and equipment, net	28,827	28,753	25,851	23,047	18,477
Total assets	286,836	321,514	264,925	235,678	209,700
Long-term debt	132,218	155,134	117,643	113,658	87,427
Stockholders' equity	99,603	109,545	93,993	84,304	91,585
  In the third quarter of fiscal 2002, the Company recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of its Medical glassware business. In the fourth quarter of fiscal 2002, the Company recorded a $16.1 million charge ($10.3 million, net of tax) primarily related to inventory obsolescence and overstock.

Management's Discussion and Analysis

Results of Operations
Sales and Gross Margin Analysis

Richardson Electronics, Ltd. is a specialized global provider of engineered solutions serving the RF and wireless communications, industrial power conversion, medical imaging, security and display systems markets. In fiscal 2002, the marketing and sales structure of the Company consisted of five strategic business units (SBUs): RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), Display Systems Group (DSG), and Medical Systems Group (MSG).

The Company sold its Medical Glassware (Glassware) business on February 22, 2002. The Glassware business represented about half of the Company's MSG revenues with medical monitors and associated display products making up the majority of the balance. The retained medical monitor business is included in the Display Systems Group. Fiscal 2001 and 2000 data has been reclassified to conform to the current presentation.

Consolidated sales in fiscal 2002 were $443.5 million, 11.7% down from 2001 sales of $502.4 million. Sales by SBU and percent of consolidated sales are presented in the following table (in thousands):

Sales	2002	%	2001	%	2000	%

RFWC	$ 202,409	45.6	$ 244,381	48.6	$ 154,502	37.7
IPG	74,578	16.8	89,053	17.7	87,584	21.3
SSD	85,087	19.2	82,352	16.4	84,504	20.6
DSG	60,697	13.7	59,476	11.9	50,502	12.3
MSG	17,278	3.9	23,289	4.6	30,086	7.3
Freight	3,443	0.8	3,818	0.8	3,290	0.8
Total	$ 443,492	100.0	$ 502,369	100.0	$ 410,468	100.0

Gross margin for each SBU and margin as a percent of sales are shown in the following table. Gross margin reflects the distribution product margin less manufacturing variances, customer returns, engineering costs, and other provisions. Warranty provisions, LIFO provisions, freight costs, obsolescence provisions, and miscellaneous costs are included under the caption “Corporate” (in thousands):

Gross Margin	2002	%	2001	%	2000	%

RFWC	$ 47,467	23.5	$ 63,593	26.0	$ 40,524	26.2
IPG	24,356	32.7	30,650	34.4	31,037	35.4
SSD	20,080	23.6	18,932	23.0	19,846	23.5
DSG	15,864	26.1	14,553	24.5	12,136	24.0
MSG	3,317	19.2	4,780	20.5	5,567	18.5
	111,084	25.2	132,508	26.4	109,110	26.6
Corporate	(16,918)		(958)		(203)
Total	$ 94,166	21.2	$ 131,550	26.2	$ 108,907	26.5

In 2002, the Company provided an additional pre-tax provision for inventory obsolescence and overstock of $15.3 million, $9.8 million net of tax. The charge was driven by the industry wide decline in sales, a prolonged recovery period, and changes in the Company’s mix of business toward higher technology products, particularly in the telecommunications market.

Sales and gross margin trends are analyzed for each strategic business unit in the following sections.

RF & Wireless Communications Group

RFWC serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications. The RFWC team of sales engineers provides engineering design, prototype assembly and testing of discrete devices and components for the telecommunications market. In addition, the group provides solid state components, systems design and integration services for the broadcast market.

Sales decreased 17.2% in 2002 to $202.4 million reflecting lower demand primarily in North America and Europe due to the general state of the economy, particularly in the telecommunications market. The decline was partially offset by growth in Asia Pacific and revenues of acquired businesses. Sales grew 58.2% in 2001 primarily from growth in the telecommunications market. Sales outside of the United States represented 66.2%, 55.2%, and 52.4% of RFWC’s sales in 2002, 2001 and 2000, respectively. RFWC sales in Asia increased in 2002 by 37.4% fueled by several key opportunities at top-tier Original Equipment Manufacturers (OEMs) in both Korea and China.

Gross margin as a percent of sales was 23.5% in 2002, compared to 26.0% in 2001 and 26.2% in 2000. The decline in margin in 2002 is primarily associated with lower markups on an expanded customer base in Asia Pacific.

As part of its business model to grow through both product line and geographic expansion, RFWC made a strategic acquisition in fiscal 2002. In July 2001, the Company acquired Sangus AB of Stockholm, Sweden, a leading distributor and manufacturers’ representative specializing in design-in and engineering support for RF, microwave and fiber optics to the wireless and communications markets in the Nordic region. The acquisition contributed $8.7 million to sales in 2002.

Industrial Power Group

IPG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, manufacturing, and transportation industries. IPG’s specialized product and sales organization employs both vacuum tube and power semiconductor technologies to meet customer needs in applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar and welding.

IPG’s sales decline of 16.3% in 2002 reflects lower investment levels for microwave equipment by the semiconductor industry as well as lower demand for both industrial and power conversion products. Sales in 2001 increased 1.7%, reflecting a 20.9% growth in the sale of power semiconductors and components and a 5.6% decline in magnetrons, microwave generators and vacuum tube products. Foreign sales as a percent of total sales for IPG were 53.4%, 48.0%, and 50.1% in 2002, 2001 and 2000, respectively.

Gross margins were 32.7%, 34.4%, and 35.4% in 2002, 2001 and 2000, respectively. Gross margin for IPG decreased in fiscal 2002 primarily due to several large volume contracts at lower margins and changes in product mix.

Security Systems Division

SSD provides security systems and related design services which includes such products as closed circuit television (CCTV), fire, burglary, access control, sound and communication products and accessories with an emphasis on the fastest growing segment of the business, applications employing digital technology.

Sales were higher by 3.3% in 2002 because of heighten concerns over security and an acceleration in the conversion from analogue to digital technology. Sales declined in 2001 by 2.5%. Sales outside of the United States represented 63.2% of SSD’s sales in 2002, 58.6% in 2001, and 56.5% in 2000.

Gross margin was up to 23.6% in 2002 from 23.0% and 23.5% in fiscal 2001 and 2000, respectively, as higher margin digital technology products represented a larger percentage of sales.

Display Systems Group

DSG provides system integration and custom product solutions for the public information display, medical imaging, financial, point-of-sale, military satellite, and general data display markets. The medical monitor business was integrated into DSG in fiscal 2002 and serves the medical imaging market.

DSG sales increased 2.1% in 2002 and 17.8% in 2001. Sales outside the United States represented 24.2%, 22.1% and 28.0% of DSG’s sales in 2002, 2001 and 2000, respectively. DSG continued its growth despite a decline in CRT sales of 13.2% with strong growth in custom flat panel monitor sales of 14.2% and growth in medical monitor sales of 6.2%. Weak general economic conditions in the U.S. and the decrease in U.S. sales are principally responsible for the greater percentage of sales outside the U.S. in 2002. Growth in monitor sales in the U.S. was the predominant cause of the shift in geographic sales in 2001.

Gross margin as a percent of sales was 26.1% in 2002, compared to 24.5% in 2001 and 24.0% in 2000. The margin trend reflects a general improvement in flat panel monitor and medical monitor margins driven by increased value added from the Company’s engineered solutions model.

Medical Systems Group

MSG products include glassware, medical imaging intensifiers and tubes, generators, cable assemblies and test equipment. In February 2002, the Company sold its Glassware business including the reloading and distribution of X-ray, CT, and image intensifier tubes to Royal Philips Electronics.

MSG sales decreased 25.8% to $17.3 million in 2002 due to the sale of the Medical Glassware business in the third quarter, following a 22.6% decrease in 2001. Sales outside of the United States represented 30.0%, 26.3% and 23.9% of MSG’s sales in 2002, 2001 and 2000, respectively.

Gross margin as a percent of sales was 19.2% in 2002, 20.5% in 2001 and 18.5% in 2000. The decline in gross margin in 2002, reflects increased competition in the replacement market and production inefficiencies in tube reloading.

Sales by Geographic Area

The Company has grown through a balanced emphasis on investment in both North America and other areas of the world and currently has 34 offices in North America, 17 in Europe, 13 in Asia Pacific and 5 in Latin America. On a geographic basis, the Company categorizes its sales by destination: North America, Europe, Latin America, Asia/Pacific and Other. "Other" includes sales to export distributors in countries where the Company does not have offices. Prior years’ sales and gross margin were reclassified to conform to the current presentation; specifically, sales and gross margin to Israel have been reclassified to Europe from Other. Sales and gross margin by geographic area are as follows (in thousands):

Sales	2002	%	2001	%	2000	%

North America	$ 246,105	55.5	$ 310,211	61.8	$ 265,569	64.7
Europe	92,351	20.8	99,215	19.7	79,172	19.3
Asia/Pacific	65,534	14.8	51,411	10.2	34,305	8.4
Latin America	28,943	6.5	28,012	5.6	19,316	4.7
Other	7,116	1.6	9,702	1.9	8,816	2.1
Freight	3,443	0.8	3,818	0.8	3,290	0.8
Total	$ 443,492	100.0	$ 502,369	100.0	$ 410,468	100.0

Gross Margin	2002	%	2001	%	2000	%

North America	$ 62,422	25.4	$ 79,388	25.6	$ 70,029	26.4
Europe	24,261	26.3	28,241	28.5	24,267	30.7
Asia/Pacific	14,906	22.7	14,488	28.2	11,042	32.2
Latin America	7,736	26.7	7,751	27.7	5,410	28.0
Other	1,759	24.7	2,640	27.2	2,248	25.5
	111,084	25.2	132,508	26.4	112,996	27.5
Corporate	(16,918)		(958)		(4,089)
Total	$ 94,166	21.2	$ 131,550	26.2	$ 108,907	26.5

North American sales decreased 20.7% in 2002 and increased 16.8% in 2001. The decline in fiscal 2002 sales is a direct result of the general economic conditions particularly in telecommunication and semiconductor markets. The increase in fiscal 2001 sales was primarily due to growth in RFWC revenues.

Sales in Europe decreased 6.9% in 2002 and increased 24.0% in 2001, primarily due to fluctuations in RFWC sales.

Sales in Asia/Pacific markets increased 27.5% in 2002 and 49.9% in 2001 led by RFWC growth of 37.4% in 2002 and 79.1% in 2001.

Sales in Latin America increased 3.3% in 2002 and 45.0% in 2001. Growth was led by RFWC and SSD.

Sales denominated in currencies other than U.S. dollars were approximately 42.6%, 30.7%, and 37.5% of total sales in 2002, 2001 and 2000, respectively. Foreign currency exchange rate changes reduced foreign sales by approximately 3.3%, 5.8% and 3.9% in 2002, 2001 and 2000, respectively. Average selling prices, excluding the effects of exchange rate fluctuations, declined 2.5%, 1.8%, and 1.3% in 2002, 2001 and 2000, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses remained essentially flat at $94.5 million in 2002 compared with $94.4 million in 2001. However, excluding the effect of acquisitions, selling, general and administrative expenses would have been $92.1 million in 2002, a decline of 2.4% from 2001 levels. The decline in selling, general and administrative expenses, excluding acquisitions in 2002, is a direct result of strict cost control measures on certain discretionary expenses, partially offset by additional investment in the Company’s engineering staff.

Selling, general and administrative expenses increased 14.5% in 2001 as the Company invested in additional engineering staff and expanded its geographic coverage.

Other Income and Expense

Interest expense increased 9.4% in 2002 primarily because of the charge related to the interest rate exchange agreements not designated as hedges upon the adoption of SFAS No. 133. The increase in interest expense of 25.1% in 2001 reflected higher borrowing levels to support the growth of the Company. Investment income includes realized capital gains of $49,000, $222,000, and $877,000 in 2002, 2001 and 2000. Foreign exchange and other expenses primarily reflect changes in the value of the U.S. dollar relative to foreign currencies. In 2002, the Company recorded a loss of $4.6 million related to the sale of Glassware.

Income Tax Provision

The Company’s effective tax rates were 36% in 2002, 32.8% in 2001, and 29.8% in 2000. The rates differ from the statutory rates of 34% in 2002 and 2000 and 35% in 2001 primarily due to the Company’s foreign sales corporation benefit on export sales and, in 2001 and 2000, realization of tax benefit on prior years’ foreign losses, offset by state income taxes.

Net Income and Per Share Data

The Company recorded a net loss of $11.3 million in 2002 compared with net income of $17.7 million in 2001. Excluding after tax charges related to the Glassware business disposition of $2.9 million, inventory obsolescence and overstock of $9.8 million, and other charges of $0.5 million, net income for 2002 would have been $1.9 million, or $.14 per share. On a diluted basis, net loss was $.83 per share in fiscal 2002 compared to $1.21 per share net earnings in 2001. Net income in 2000 was $13.1 million or $1.00 per share on a diluted basis.

Financial Condition
Liquidity

The Company provides engineered solutions, including prototype design and assembly, in niche markets. Additionally, the Company specializes in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, the Company’s products are components of production equipment for which immediate availability is critical to the customer. Accordingly, the Company enjoys higher gross margins, but has larger investments in inventory than those of a commodity electronics distributor.

Liquidity is provided by the operating activities of the Company, adjusted for non-cash items, and is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions and dispositions. Cash provided by operations was $34.2 million in 2002 and $4.1 million in 2000, while in 2001, $19.6 million of cash was used in operations. Working capital requirements decreased $23.1 million in 2002 mainly due to reductions in receivables in the year of $15.5 million and inventory of $14.5 million offset by a decrease in accounts payable and other liabilities. In 2001 and 2000, additional investments in working capital to support sales growth were $45.3 million and $15.4 million, respectively.

Based on shares outstanding at May 31, 2002, annual dividend payments approximate $2.1 million. The policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of the Company’s operating needs and capital structure.

The Company has applied for a modification of its RCRA closure plan at its LaFox facility to reflect the completion of corrective action at the site based on the application of the Illinois remediation regulations. These regulations allow facility owners to complete remediations when the facility owner demonstrates there will be no exposure to any remaining contaminants. The Company has submitted such documentation to the Illinois Environmental Protection Agency (IEPA). The IEPA is expected to approve the revised closure plan. The present value of the estimated future remediation costs was charged to operations in 1996. The balance of the reserve is $150,000 and is included in accrued liabilities at May 31, 2002.

Financing

The Company has a multi-currency revolving credit facility agreement in the amount of $111.3 million. The agreement matures in July 2004 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2002, the applicable margin was 225 basis points and $51.9 million was available under this facility.

Effective June 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company has interest rate exchange agreements to convert approximately $35.1 million of its floating rate debt to an average fixed rate of 8% for the term of the debt. At June 1, 2001 in connection with the adoption of SFAS No. 133., the Company recorded a transition adjustment relating to these agreements, which reduced other accumulated comprehensive income in shareholders' equity by $971,000, after tax. Over the term of the agreement, this amount will be reclassified to interest expense to reflect the impact of payments made. During fiscal 2002, $500,000 or $320,000, after tax, was reclassified to interest expense. A similar amount will be reclassified in 2003. In addition in 2002, the Company recorded the change in the fair value of these agreements, $407,000 or $260,000 after tax, as additional interest expense in the statement of operations because these interest rate exchange agreements were not designated as hedges upon the adoption of SFAS No. 133. In the first quarter of fiscal 2003, the Company anticipates designating these interest rate exchange agreements as effective hedges.

See the section following "Risk Management and Market Sensitive Financial Instruments" for information regarding the effect on net income of market changes in interest rates.

Contractual obligations by expiration date are presented in the table below:

Contractual Obligations	Payments Due by Fiscal Period, in thousands
	2003	2004	2005	2006	2007	Total

Convertible debentures	$ -	$ -	$ 3,850	$ 6,225	$ 60,750	$ 70,825
Floating-rate multicurrency revolving credit facility	-	-	59,388	-	-	59,388
Facility lease obligations	3,157	2,230	1,707	996	219	8,309
Contingent and earnout payments	116	6,480	1,100	-	-	7,696
Other	38	42	14	-	-	94
Total contractual obligations	$ 3,311	$ 8,752	$ 66,059	$ 7,221	$ 60,969	$ 146,312

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to allowance for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The polices discussed below are considered by management to be critical to understanding the Company’s financial position and results of operations. Their application involves more significant judgments and estimates in preparation of the Company’s consolidated financial statements.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. The Company carries its inventories at the lower of cost or market. Provisions for obsolete or slow moving inventories are recorded based upon a regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demand, changes in industry, or market conditions differ from management‘s estimates, additional provisions may be necessary.

Intangible and Long-Lived Assets. The Company periodically evaluates the recoverability of the carrying amounts of its intangible and long-lived assets, including property, plant and equipment and goodwill. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If an impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment testing in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of the statement is expected to result in an increase in pre-tax income of approximately $550 in fiscal 2003. During fiscal 2003, Company's management will perform the required impairment tests of goodwill and indefinite lived intangible assets and accordingly, has not yet determined the impact, if any, such review will have on the earnings and financial position of the Company.

Currency Fluctuations

The Company's foreign denominated assets and liabilities are cash, accounts receivable, inventory and accounts payable, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia/Pacific and Latin America. The Company monitors its foreign exchange exposures and has entered into forward contracts to hedge significant transactions. Such contracts are not significant at May, 31, 2002. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

Risk Management and Market Sensitive Financial Instruments

As discussed above, the Company’s debt financing, in part, varies with market rates. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires the Company to provide certain disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates on the reported net earnings of the Company. Under these assumptions, additional interest expense, tax effected, would have increased net loss and reduced net income by $247,000 in 2002 and $202,000 in 2001, respectively.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect the Company’s operations.

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

Consolidated Balance Sheets

As of May 31
(in thousands)	2002	2001
Assets
Current Assets
Cash and equivalents	$ 15,485	$ 15,946
Receivables, less allowance of $2,646 and $2,639	84,156	90,069
Inventories	107,159	144,135
Other	20,999	19,329
Total Current Assets	227,799	269,479
Property, plant and equipment, net	28,827	28,753
Goodwill, net of amortization of $3,939 and $3,403	24,914	17,659
Other assets	5,296	5,623
Total Assets	$ 286,836	$ 321,514
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$ 27,387	$ 28,491
Accrued liabilities	13,631	15,347
Notes and current portion of long-term debt	38	205
Total current liabilities	41,056	44,043
Long-term debt	132,218	155,134
Deferred income taxes	8,764	7,492
Non-current liabilities	5,195	5,300
Total liabilities	187,233	211,969
Stockholders' equity
Common Stock, $.05 par value	607	599
Class B Common Stock, convertible, $.05 par value	160	160
Preferred Stock, $1.00 par value	--	--
Additional paid-in capital	91,013	88,877
Treasury stock	(9,386)	(10,068)
Retained earnings	36,420	49,834
Accumulated other comprehensive loss	(19,211)	(19,857)
Total stockholders' equity	99,603	109,545
Total liabilities and stockholders' equity	$ 286,836	$ 321,514
See notes to consolidated financial statements

Consolidated Statements of Operations

Year Ended May 31
(in thousands, except per share amounts)	2002	2001	2000

Net Sales	$ 443,492	$ 502,369	$ 410,468
Cost of products sold	349,326	370,819	301,561
Gross margin	94,166	131,550	108,907
Selling, general and administrative expenses	94,519	94,444	82,464
Operating (loss) income	(353)	37,106	26,443
Other (income) expense:
Interest expense	12,197	11,146	8,911
Investment income	(352)	(575)	(1,032)
Loss from disposition of a business	4,551	--	--
Foreign exchange and other, net	860	145	(40)
	17,256	10,716	7,839
(Loss) income before income taxes	(17,609)	26,390	18,604
Income tax (benefit) provision	(6,339)	8,656	5,500
Net (loss) income	$ (11,270)	$ 17,734	$ 13,104

Net (loss) income per share:
Basic	$ (.83)	$ 1.33	$ 1.03
Diluted	$ (.83)	$ 1.21	$ 1.00

Dividends per common share	$ .16	$ .16	$ .16

Statement of comprehensive income:
Net (loss) income	$ (11,270)	$ 17,734	$ 13,104
Foreign currency translation	1,297	(5,452)	(4,156)
Fair value adjustment - cash flow hedges	(651)	--	--
Comprehensive (loss) income	$ (10,624)	$ 12,282	$ 8,948
See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Year Ended May 31
(in thousands)	2002	2001	2000

Operating Activities:
Net (loss) income	$ (11,270)	$ 17,734	$ 13,104
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation	5,182	4,956	4,415
Amortization of intangibles and financing costs	693	820	744
Deferred income taxes	(5,780)	885	1,292
Contribution to employee stock ownership plan and other	2,465	1,310	--
Loss from disposition of a business	4,551	--	--
Provision for inventory obsolescence	15,279	--	--
Net adjustments	22,390	7,971	6,451
Changes in working capital, net of currency translation effects and business acquisitions:
Receivables	15,486	(10,267)	(17,072)
Inventories	14,455	(25,094)	(11,307)
Other current assets	732	(4,589)	(351)
Accounts payable	(2,927)	(5,443)	9,130
Other liabilities	(4,657)	126	4,159
Net changes in working capital	23,089	(45,267)	(15,441)
Net cash provided by (used in) operating activities	34,209	(19,562)	4,114
Financing activities:
Proceeds from borrowings	23,258	53,580	12,316
Payments on debt	(49,619)	(16,948)	(7,641)
Proceeds from issuance of common stock	1,606	4,044	2,716
Purchases of treasury stock	--	--	(11)
Cash dividends	(2,144)	(2,084)	(1,964)
Net cash (used in) provided by financing activities	(26,899)	38,592	5,416
Investing activities:
Capital expenditures	(5,727)	(7,883)	(7,026)
Business acquisitions	(8,785)	(8,316)	(2,356)
Proceeds from disposition of business	6,261	--	--
Other	480	1,283	(885)
Net cash used in investing activities	(7,771)	(14,916)	(10,267)
(Decrease) increase in cash and equivalents	(461)	4,114	(737)
Cash and equivalents at beginning of year	15,946	11,832	12,569
Cash and equivalents at end of year	$ 15,485	$ 15,946	$ 11,832
See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(Shares and dollars in thousands)	Shares Issued - Common	Shares Issued - Class B Common	Par value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance May 31, 1999	11,390	3,233	$732	$82,309	$(11,532)	$23,044	$(10,249)	$84,304
Shares issued under ESPP and stock option plan	279	--	13	2,205	498	--	--	2,716
Purchase of 1 share of common stock	--	--	--	--	(11)	--	--	(11)
Conversion of Class B shares to common shares	1	(1)	--	--	--	--	--	--
Dividends	--	--	--	--	--	(1,964)	--	(1,964)
Currency translation	--	--	--	--	--	--	(4,156)	(4,156)
Net income	--	--	--	--	--	13,104	--	13,104
Balance May 31, 2000	11,670	3,232	745	84,514	(11,045)	34,184	(14,405)	93,993
Shares issued under ESPP and stock option plan	276	--	14	3,513	517	--	--	4,044
Shares contributed to ESOP	--	--	--	850	460	--	--	1,310
Conversion of Class B shares to common shares	25	(25)	--	--	--	--	--	--
Dividends	--	--	--	--	--	(2,084)	--	(2,084)
Currency translation	--	--	--	--	--	--	(5,452)	(5,452)
Net income	--	--	--	--	--	17,734	--	17,734
Balance May 31, 2001	11,971	3,207	759	88,877	(10,068)	49,834	(19,857)	109,545
Shares issued under ESPP and stock option plan	173	--	8	1,676	256	--	--	1,940
Shares contributed to ESOP	--	--	--	460	426	--	--	886
Dividends	--	--	--	--	--	(2,144)	--	(2,144)
Currency translation	--	--	--	--	--	--	1,297	1,297
SFAS 133 transition adjustment	--	--	--	--	--	--	(971)	(971)
Fair value adjustments - cash flow hedges	--	--	--	--	--	--	320	320
Net loss	--	--	--	--	--	(11,270)	--	(11,270)
Balance May 31, 2002	12,144	3,207	$767	$91,013	$(9,386)	$36,420	$(19,211)	$99,603
See notes to consolidated financial statements

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Note A -- Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany transactions are eliminated. The Company accounts for its results of operations on a 52/53 week year, ending on the Saturday nearest May 31. Fiscal 2002 and 2001 contained 52 weeks. Fiscal 2000 contained 53 weeks, including 14 weeks in the first quarter.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain amounts in the prior year's financial statements have been reclassified to conform to the 2002 presentation.

Cash Equivalents: The Company considers short-term investments that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and equivalents approximate the fair market value of these assets.

Inventories: Inventories are stated at the lower of cost or market. Inventory costs determined using the last-in, first-out (LIFO) method represent 80% of total inventories at May 31, 2002 and 2001. For the remaining inventories, cost is determined on the first-in, first-out (FIFO) method. If the FIFO method had been used for all inventories, the total amount of inventories would have been decreased by $2,413 at May 31, 2002 and decreased by $1,110 at May 31, 2001. The reduction in FIFO value relative to LIFO reflects lowering costs in the electronics industry. As a result of overstock reserves, the LIFO carrying value of all inventories approximated market value at May 31, 2002 and 2001. Substantially all inventories represent finished goods held for sale.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Property, plant and equipment consist of the following:

May 31
	2002	2001

Land and improvements	$ 2,864	$ 2,812
Buildings and improvements	16,367	15,998
Computer and communications equipment	18,044	16,028
Machinery and other equipment	17,957	16,046
Property, at cost	55,232	50,884
Accumulated depreciation	(26,405)	(22,131)
Property, plant and equipment, net	$ 28,827	$ 28,753

The Company is in the application and development stage of implementing enterprise resource management software. In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes all direct costs associated with the application and development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application and development stage is complete. The balance of the aforementioned capitalized costs, included within computer and communications equipment, is $6,162 and $4,414 at May 31, 2002 and May 31, 2001, respectively. Depreciation expense for capitalized software costs that relate to software in the post-application and development stage was $709, $558, and $337, in 2002, 2001, and 2000, respectively.

Other Assets: Deferred financing costs and other deferred charges are amortized using the straight-line method. Other assets consist of the following:

May 31
	2002	2001

Investments (at market)	$ 2,836	$ 2,595
Notes receivable	1,425	2,004
Deferred financing costs, net	517	520
Other deferred charges, net	518	504
Other assets	$ 5,296	$ 5,623

Goodwill and Other Intangible Assets: Goodwill is generally amortized over a period of 20 to 40 years.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment testing in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the non-amortization provisions of the statement is expected to result in an increase in pre-tax income of approximately $550 in fiscal 2003. During fiscal 2003, Company’s management will perform the required impairment tests of goodwill and indefinite lived intangible assets and accordingly, has not yet determined the impact, if any, such review will have on the earnings and financial position of the Company.

Accrued Liabilities: Accrued liabilities consist of the following:

May 31
	2002	2001

Compensation and payroll taxes	$ 4,284	$ 5,806
Interest	2,912	2,958
Income taxes	1,831	2,730
Other accrued expenses	4,604	3,853
Accrued liabilities	$ 13,631	$ 15,347

Non-current Liabilities: Non-current liabilities of $5,195 at May 31, 2002 and $5,300 at May 31, 2001 represent guaranteed payments for acquisitions made during fiscal 2001 as discussed in Note C.

Foreign Currency Translation: Foreign currency balances and financial statements are translated into U. S. dollars at end-of-period rates, except revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income currently. Foreign currency transaction losses reflected in operations are $95 and $151 in 2002 and 2001, respectively and a $60 gain in 2000. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to stockholders' equity.

Revenue Recognition: The Company recognizes its revenues when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. Sales are recorded net of discounts, rebates and returns based on the Company’s historical experience.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as sales and the related costs in cost of sales.

Income Taxes: Deferred tax assets and liabilities are established for differences between financial reporting and tax accounting of assets and liabilities and are measured using the marginal tax rates. U.S. income taxes have not been provided on the undistributed earnings of foreign subsidiaries and affiliates as the Company intends to permanently reinvest such earnings.

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, the exercise price of all grants under the Company’s option plans has been equal to the fair market value on the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123 Accounting for Stock-Based Compensation, requires estimation of the fair value of options granted to employees. As permitted by SFAS No. 123, the Company presents this estimated fair value information in Note G.

Earnings per Share: Basic earnings per share is calculated by dividing net income by the weighted average number of Common and Class B Common shares outstanding. Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed bond conversions, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options and the assumed conversion of convertible bonds. The per share amounts presented in the Consolidated Statement of Operations are based on the following amounts:

	2002	2001	2000

Numerator for basic EPS:
Net (loss) income	$ (11,270)	$ 17,734	$ 13,104

Denominator for basic EPS:
Shares outstanding, June 1	13,470	12,987	12,623
Additional shares issued	147	346	61
Average shares outstanding	13,617	13,333	12,684

Numerator for diluted EPS:
Net (loss) income	$ (11,270)	$ 17,734	$ 13,104
Interest savings, net of tax, on assumed conversion of bonds	--	3,459	3,459
Adjusted net (loss) income	$ (11,270)	$ 21,193	$ 16,563

Denominator for diluted EPS:
Average shares outstanding	13,617	13,333	12,684
Effect of dilutive stock options	--	555	216
Assumed conversion of bonds	--	3,680	3,680
Average shares outstanding	13,617	17,568	16,580

Out-of-the-money (exercise price higher than market price) stock options are excluded from the calculation because they are anti-dilutive. The Company’s 8¼% and 7¼% convertible debentures and common stock equivalent options are excluded from the calculation in 2002 as assumed conversion would be anti-dilutive.

Derivatives and Hedging Activities: Effective June 1, 2001 the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

The Company has interest rate exchange agreements to convert approximately $35.1 million of its floating rate debt to an average fixed rate of 8% for the term of the debt. At June 1, 2001 the Company recorded a transition adjustment relating to these agreements, which reduced other accumulated comprehensive income in shareholders’ equity by $971, after tax. The Company reclassified $500, or $320 after tax, of this amount from accumulated other comprehensive income to interest expense during fiscal 2002. An additional $500, or $320 after tax, will be transferred to interest expense in fiscal 2003 to reflect the impact of payments made during the year. In addition, the Company recorded the change in the fair value of these agreements, $407 or $260 after tax, as additional interest expense in the statement of operations during fiscal 2002 because these interest rate exchange agreements were not designated as hedges upon the adoption of SFAS No. 133.

Note B – Special Charges

In the fourth quarter of fiscal 2002, the Company re-evaluated its inventory reserve estimate in light of the industry wide decline in sales, a prolonged recovery period, and changes in the Company’s mix of business toward higher technology products particularly in the telecommunications market. An inventory obsolescence and overstock adjustment of $15,279, or $9,778 net of tax, was included in cost of sales.

Also in the fourth quarter of 2002, the Company recorded a provision for uncollectable accounts receivable and severance due to recent management changes. The charge was $794, or $509 net of tax, impacting SG&A and other expense.

Note C -- Acquisitions

Fiscal 2002: In July 2001, the Company acquired Sangus Holdings AB (Sangus) which serves the Nordic countries of Sweden, Finland, Denmark and Norway. Sangus is a specialist in RF & microwave technology with annual revenues of $9,600. The aggregate cash outlay in 2002 for this and all previous business acquisitions was $8,785.

Fiscal 2001: In June 2000, the Company acquired the assets and liabilities of Celti Electronics, a French distributor of fiber optic communications products with annual sales of $3,600. In January 2001, the Company also acquired the assets and liabilities of Aviv Electronics of Israel, a distributor specializing in design-in services for active and passive electronic components with annual sales of $10,000. Baron Electronics, a distributor of electronic components in Latin America, was acquired in May 2001, with annual sales of $2,000.

The aggregate cash outlay in 2001 for business acquisitions was $8,316.

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

The aggregate cash outlay in 2000 for business acquisitions was $2,356. Additional non-cash payments of $5,058 were made in the form of the forgiveness of account receivable.

Each of the acquisitions was accounted for by the purchase method, and accordingly, their results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The impact of these acquisitions on results of operations was not significant and would not have been significant if they had been included for the entire year. If each of these acquisitions had occurred at the beginning of the year, consolidated sales would have increased by approximately $900, $14,000, and $6,000 in 2002, 2001 and 2000, respectively.

The terms of certain of the Company’s acquisition agreements provide for additional consideration to be paid if the acquired entity’s results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to $1,274, $2,638, and $1,965 in 2002, 2001 and 2000, respectively. Assuming the goals established in all agreements outstanding at May 31, 2002 were met, additional consideration aggregating approximately $7,696 would be payable through 2004.

Note D-- Disposal of Product Line

On February 22, 2002, the Company sold certain assets of its Medical Systems Group (MSG), specifically, assets related to its glassware product line (Glassware), which represented about half of the Company MSG revenues. Proceeds from the sale were $6.3 million. Liquidation of assets and liabilities associated with Glassware but retained by the Company, is estimated to generate approximately an additional $652 in cash. The loss on the sale of Glassware was $4.6 million. As of May 31, 2002, a receivable of $381 was included in other current assets in the Consolidated Condensed Balance Sheet representing the balance owed from the sale of Glassware.

Remaining operations of MSG are primarily related to the design and sale of medical monitor and associated display products and systems. Subsequent to the sale of Glassware, this business has been integrated with and is reported as part of the Display Systems Group.

Note E-- Debt Financing

Long-term debt consists of the following:

May 31
	2002	2001

8¼% Convertible debentures, due June 2006	$ 40,000	$ 40,000
7¼% Convertible debentures, due December 2006	30,825	30,825
Floating-rate multicurrency revolving credit facility, due July 2004 (6.35% at May 31, 2002)	59,388	84,302
Financial instruments	1,949	--
Other	94	212
Total debt	132,256	155,339
Less current portion	(38)	(205)
Long-term debt	$ 132,218	$ 155,134

The 7¼% convertible debentures are unsecured and subordinated to other long-term debt, including the 8¼% convertible debentures. Each $1 of the 7¼% debenture is convertible into the Company’s Common Stock at any time prior to maturity at $21.14 per share and the 8¼% convertible debentures are convertible at $18.00 per share. The Company is required to make sinking fund payments of $3,850 in 2005 and $6,225 in 2006.

The Company has a multi-currency revolving credit facility agreement in the amount of $111.3 million. The agreement matures in July 2004 and bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 31, 2002, the margin was 225 basis points and $51.9 million was available under this facility.

In the following table, the fair values of the Company's 7¼% and 8¼% convertible debentures are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value, adjusted for market interest rate changes.

	2002		2001

	Carrying Value	Fair Value	Carrying Value	Fair Value

8¼% Convertible debentures	$ 40,000	$ 36,250	$ 40,000	$ 37,200
7¼% Convertible debentures	30,825	26,240	30,825	27,743
Floating-rate multicurrency revolving credit facility	59,388	59,388	84,302	84,302
Financial instruments	1,949	1,949	--	--
Other	94	94	212	212
Total	132,256	123,921	155,339	149,457
Less current portion	(38)	(38)	(205)	(205)
Total	$ 132,218	$ 123,883	$ 155,134	$ 149,252

The loan and debenture agreements contain financial covenants with which the Company was in full compliance at May 31, 2002. The most restrictive covenants set benchmark levels for tangible net worth, a debt to tangible net worth ratio, senior funded debt to cash flow and annual debt service coverage.

Aggregate maturities of debt during the next five years are: $38 in 2003, $42 in 2004, $63,252 in 2005, $6,225 in 2006, and $60,750 in 2007. Cash payments for interest were $11,336, $11,230, and $8,627 in 2002, 2001 and 2000, respectively.

Note F-- Facility Lease Obligations

The Company leases certain warehouse and office facilities under non-cancelable operating leases. At May 31,2002, future lease commitments for minimum rentals were $3,157 in 2003, $2,230 in 2004, $1,707 in 2005, $996 in 2006, and $219 in 2007. Rent expense for fiscal 2002, 2001, and 2000 was $3,337, $3,189, and $2,925, respectively.

Note G-- Income Taxes

The components of (loss) income before income taxes are:

	2002	2001	2000

United States	$ (18,634)	$ 19,730	$ 16,199
Foreign	1,025	6,660	2,405
(Loss) income before taxes	$ (17,609)	$ 26,390	$ 18,604

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in 2002 and 2000 and 35% in 2001 as a result of the following items:
	2002	2001	2000

Federal statutory rate	(34.0)%	35.0%	34.0%
Effect of:
State income taxes, net of federal tax benefit	(2.3)	1.4	3.2
FSC benefit on export sales	(2.9)	(2.2)	(4.4)
Realization of tax benefit on prior years' foreign losses	--	--	(2.8)
Foreign taxes at other rates	(0.2)	(2.7)	0.5
Other	3.4	1.3	(0.9)
Effective tax rate	(36.0)%	32.8%	29.6%

The provisions for income taxes consist of the following:
	2002	2001	2000

Currently payable:
Federal	$ (1,075)	$ 5,622	$ 2,224
State	(158)	133	192
Foreign	674	2,016	1,792
Total currently payable	(559)	7,771	4,208
Deferred:
Federal	(4,651)	443	2,023
State	(519)	430	739
Foreign	(610)	12	(1,470)
Total deferred	(5,780)	885	1,292
Income tax provision	$ (6,339)	$ 8,656	$ 5,500

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of May 31, 2002 and 2001 are as follows:
Balance Sheet Presentation
At May 31, 2002:	Current Asset (1)	Noncurrent Liability
Deferred tax assets:
Intercompany profit in inventory	$ 1,075	$ -
Inventory valuation	14,097	-
Other, net	947	412
Deferred tax assets	16,119	412
Deferred tax liabilities:
Accelerated depreciation	-	(3,339)
Other, net	-	(5,837)
Net deferred tax	$ 16,119	$ (8,764)

At May 31, 2001:
Deferred tax assets:
Intercompany profit in inventory	$ 1,703	$ -
Inventory valuation	6,834	-
Other, net	140	353
Deferred tax assets	8,677	353
Deferred tax liabilities:
Accelerated depreciation	-	(4,855)
Other, net	-	(2,990)
Net deferred tax	$ 8,677	$ (7,492)
Included in other current assets on the balance sheet

Income taxes paid were $952, $7,125 and $2,313 in 2002, 2001 and 2000, respectively.

Note H-- Stockholders' Equity

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

Total Common Stock issued and outstanding, excluding Class B at May 31, 2002 was 10,560 shares, net of treasury. An additional 9,768 shares of Common Stock have been reserved for the potential conversion of the convertible debentures and Class B Common Stock and for future issuance under the Employee Stock Option Plans.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase Common Stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 31, 2002, the plan had 67 shares reserved for future issuance.

The Employees’ 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan and predecessor plans, 2,569 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 31, 2002, 243 shares of Common Stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below. Had the Company’s option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been affected as follows:
	2002	2001	2000

Net (loss) income, as reported	$ (11,270)	$ 17,734	$ 13,104
Proforma net (loss) income	(12,867)	16,582	12,300

Proforma net (loss) income per share:
Basic	$ (.95)	$ 1.24	$ .97
Assuming full dilution	(.95)	1.14	.95

Assumptions used :
Risk-free interest rate	4.0%	5.9%	6.0%
Annual standard deviation of stock price	50%	56%	55%
Average expected life (years)	5.2	5.1	5.5
Annual dividend rate	$ .16	$ .16	$ .16
Average fair value per option	$ 2.95	$ 7.07	$ 3.59
Option value of ESPP per share	$ 1.96	$ 2.55	$ 1.24
Fair value of options granted during the year	$ 1,206	$ 3,253	$ 991

A summary of the share activity and weighted average exercise prices for the Company’s option plans is as follows:
	Outstanding		Exercisable
	Shares	Price	Shares	Price

At May 31, 1999	1,686	$ 7.66	855	$ 7.62
Granted	296	7.81
Exercised	(292)	6.98
Cancelled	(131)	7.66
At May 31, 2000	1,559	7.82	755	7.82
Granted	460	13.75
Exercised	(277)	7.24
Cancelled	(120)	10.96
At May 31, 2001	1,622	9.39	667	7.73
Granted	417	7.21
Exercised	(173)	7.24
Cancelled	(21)	10.49
At May 31, 2002	1,845	$ 9.09	802	$ 8.52

The following table summarizes information about stock options outstanding as of May 31, 2002:
Exercise Price Range	Outstanding			Exercisable
	Shares	Price	Life	Shares	Price	Life

$ 3.75 to $ 5.375	31	$ 4.52	4.4	26	$ 4.32	3.8
$ 6.00 to $ 7.50	986	6.98	7.0	384	6.94	4.6
$ 8.00 to $ 8.50	266	8.28	5.0	217	8.24	4.8
$10.813 to $13.813	562	13.43	8.0	175	12.99	7.4
Total	1,845			802

Note I-- Employee Retirement Plans

The Company's domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $926, $2,403, and $1,790 in 2002, 2001 and 2000, respectively. Such amounts included contributions in stock of $887 for 2001 and $1,310 for 2000, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note J-- Industry and Market Information

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBU’s) in 2002 were: RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), Display Systems Group (DSG) and Medical Systems Group (MSG).

RFWC serves the wireless voice and data telecommunications industry and radio and television broadcast industry, predominantly for infrastructure applications.

IPG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor, marine and avionics industries.

SSD is a full-line distributor of CCTV, fire, burglary, access control, sound and communication products and accessories.

DSG provides system integration and custom product solutions for the public information display, financial, point-of-sale, medical, and general data display markets.

MSG serves the medical imaging market, providing system upgrades and integration services in addition to a wide range of diagnostic imaging components.

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

Accounts receivable, inventory, goodwill and certain notes receivable are identified by SBU. Cash, net property and other assets are not identifiable by SBU. Accordingly, depreciation, amortization expense and financing costs are not identifiable by SBU. Prior year amounts have been restated to conform to the current year; specifically, Medical monitors have been classified to DSG from MSG. Operating results for each SBU are summarized in the following table:
	Sales	Gross Margin	Contribution	Assets

Fiscal 2002
RFWC	$ 202,409	$ 47,467	$ 24,876	$ 114,801
IPG	74,578	24,356	17,643	37,037
SSD	85,087	20,080	10,248	32,401
DSG	60,697	15,864	8,528	22,889
MSG	17,278	3,317	1,674	3,765
Total	$ 440,049	$ 111,084	$ 62,969	$ 210,893
Fiscal 2001
RFWC	$ 244,381	$ 63,593	$ 42,395	$ 127,005
IPG	89,053	30,650	24,567	45,276
SSD	82,352	18,932	9,235	34,038
DSG	59,476	14,553	7,110	27,118
MSG	23,289	4,780	2,684	17,962
Total	$ 498,551	$ 132,508	$ 85,991	$ 251,399
Fiscal 2000
RFWC	$ 154,502	$ 40,524	$ 26,694	$ 86,638
IPG	87,584	31,037	24,117	42,449
SSD	84,504	19,846	9,699	33,470
DSG	50,502	12,136	7,458	23,742
MSG	30,086	5,567	2,365	22,737
Total	$ 407,178	$ 109,110	$ 70,333	$ 209,036

A reconciliation of sales, gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. (Other assets not identified include miscellaneous receivables, manufacturing inventories and other assets.)

	2002	2001	2000

Segment sales	$ 440,049	$ 498,551	$ 407,178
Freight billed to customers	3,443	3,818	3,290
Sales	$ 443,492	$ 502,369	$ 410,468

Segment gross margin	$ 111,084	$ 132,508	$ 109,110
Freight margin	(207)	478	975
Manufacturing variances and other costs	(16,711)	(1,436)	(1,178)
Gross Margin	$ 94,166	$ 131,550	$ 108,907

Segment contribution	$ 62,969	$ 85,991	$ 70,333
Freight margin	(207)	478	975
Manufacturing variances and other costs	(16,711)	(1,436)	(1,178)
Regional selling expenses	(15,380)	(16,697)	(14,489)
Administrative expenses	(31,024)	(31,230)	(29,198)
Operating (loss) income	$ (353)	$ 37,106	$ 26,443

Segment assets	$ 210,893	$ 251,399	$ 209,036
Cash and equivalents	15,485	15,946	11,832
Other current assets	20,999	19,329	13,346
Net property	28,827	28,753	25,851
Other assets	10,632	6,087	4,860
Total assets	$ 286,836	$ 321,514	$ 264,925

Geographic sales information is grouped by customer destination into five areas: North America, Europe, Latin America, Asia/Pacific and other. Sales to Mexico are included as part of Latin America. “Other” includes sales to export distributors, countries where the Company does not have sales offices.

Sales and long-lived assets (net property and other assets, excluding investments) were as follows:
	2002	2001	2000

Sales
United States	$ 192,811	$ 253,642	$ 212,376
Canada	53,294	56,569	53,193
North America	246,105	310,211	265,569
Europe	92,351	99,215	79,172
Asia/Pacific	65,534	51,411	34,305
Latin America	28,943	28,012	19,316
Other	7,116	9,702	8,816
Total	$ 440,049	$ 498,551	$ 407,178

Assets
United States	$ 37,608	$ 36,726	$ 31,213
Canada	2,408	2,085	2,260
North America	40,016	38,811	33,473
Europe	13,953	8,394	2,929
Asia / Pacific	788	1,613	625
Latin America	1,445	622	2,178
Total	$ 56,202	$ 49,440	$ 39,205

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers' financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Latin America, and Asia/Pacific. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts and actual losses have been consistently within management's estimates.

Note K-- Litigation

On June 6, 2002, the Court in Panache Broadcasting of Pennsylvania v. Richardson Electronics, Ltd., et. al., Case No. 90 C 6400 in the United States District Court for the Northern District of Illinois, Eastern Division, approved a Settlement Agreement that calls for the Company to issue non-transferable coupons for a 10% discount off the catalogue price on a single purchase order of certain tubes from the Company, up to a maximum coupon value of $200, that expires in 6 months, to those class members that do not elect to be excluded from the settlement. This releases the Company from all claims and causes of action with respect to the subject matter of the litigation by any class member that has not elected to be excluded from the settlement. The impact of this settlement is not anticipated to be material.

Note L-- Selected Quarterly Financial Data
(Unaudited)

Previously reported quarterly results for the first three quarters of fiscal 2002 have been revised to reflect adoption of FAS 133, Accounting for Derivative Instruments and Hedging Activities, effective June 1, 2001. Below is a reconciliation of previously reported net income (loss) and net income (loss) per share.
	First Quarter	Second Quarter	Third Quarter

Net income (loss):
Previously reported results	$ 51	$ 1,316	$ (2,837)
Adjustment for SFAS No. 133	(405)	(414)	94
Revised results	$ (354)	$ 902	$ (2,743)
Net income (loss) per share basic and diluted:
Previously reported results	$ 0.00	$ 0.10	$ (0.21)
Adjustment for SFAS No. 133	(0.03)	(0.03)	0.01
Revised results	$ (0.03)	$ 0.07	$ (0.20)

Summarized quarterly financial data for 2002, as revised, and 2001 follow. Excluding the special charge in the fourth quarter as discussed in Note B, there were no additional material fourth quarter adjustments to the financial statements. The third quarter includes a loss of $2.9 million, net of tax, for the disposal of the Medical Glassware business (see Note D).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2002:
Net sales	$ 104,681	$ 115,499	$ 109,431	$ 113,881
Gross margin	26,474	28,381	26,280	13,031
Net (loss) income	(354)	902	(2,743)	(9,075)
Net (loss) income per share:
Basic and Diluted	(0.03)	0.07	(0.20)	(0.66)

2001:
Net sales	$121,095	$ 132,019	$ 126,342	$ 122,913
Gross margin	31,989	34,533	32,769	32,259
Net income	4,680	5,192	4,172	3,690
Net income per share:
Basic	0.35	0.39	0.31	0.28
Diluted	0.32	0.34	0.29	0.26

Report of Independent Auditors

Stockholders and Directors
Richardson Electronics, Ltd.
LaFox, Illinois

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the three years in the period ended May 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. and subsidiaries at May 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the Notes to the consolidated financial statements, effective June 1, 2001, the Company changed its method for accounting for derivative financial instruments to conform with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

/s/ Ernst & Young LLP

Chicago, Illinois
July 18, 2002

Officers and Directors

Corporate Officers

Edward J. Richardson
     Chairman of the Board and Chief Executive Officer

Bruce W. Johnson
     President and Chief Operating Officer

Pierluigi Calderone
     Vice President and Director of European Operations

Kevin M. Connor
     Vice President, RF & Wireless Communications Group -
     North America Sales

Flint Cooper
     Executive Vice President and General Manager, Security Systems Division

Lawrence T. Duneske
     Vice President, Worldwide Logistics

Alan S. Gray
     Treasurer

Joseph C. Grill
     Senior Vice President, Human Resources

Robert J. Heise
     Vice President and General Manager, Display Systems Group

Murray J. Kennedy
     Executive Vice President and General Manager, Industrial Power Group

Kathleen M. McNally
     Senior Vice President, Marketing Operations

Gregory J. Peloquin
     Executive Vice President and General Manager, RF & Wireless Communications Group

Robert Prince
     Executive Vice President, Worldwide Sales

Kevin F. Reilly
     Senior Vice President and Chief Information Officer

Dario Sacomani
     Senior Vice President and Chief Financial Officer

William G. Seils
     Senior Vice President, General Counsel and Secretary

Board of Directors

Edward J. Richardson (1)

Arnold R. Allen
Management Consultant

Jacques Bouyer (3,4,6)
Management Consultant

Scott Hodes (2,3,5)
Partner, Law Firm of Ross & Hardies

Bruce W. Johnson (1)

Ad Ketelaars (6)
CEO, Vincere B.V.

John Peterson (2,6)
Managing Director, Cleary Gull Inc.

Harold L. Purkey (2)
Retired Managing Director, First Union Securities, Inc.

Samuel Rubinovitz (1,3,4,5,6)
Management Consultant and Director, LTX Corporation

Dario Sacomani

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Stock Option Committee
(5) Executive Oversight Committee
(6) Strategic Planning Committee

Stockholder Information

Corporate Office
Richardson Electronics, Ltd.
40W267 Keslinger Road
P.O. Box 393
LaFox, Illinois 60147-0393
(630) 208-2200

Annual Meeting
We encourage stockholders to attend the annual meeting scheduled for Tuesday, October 15, 2002 at 3:15 p.m. at the Company’s corporate office. Further details are available in your proxy materials.

Transfer Agent and Registrar
LaSalle Bank
135 South LaSalle Street
Chicago, IL 60603

Independent Auditors
Ernst & Young LLP
233 South Wacker Drive
Chicago, Illinois 60606

Brokerage Reports

  Barrington Research Associates, Inc.
  Gilford Securities, Inc.
  McDonald & Company Investments
  Tucker Anthony Sutro

Market Makers

  Barrington Research Associates, Inc.
  William Blair & Co.
  Forum Capital Markets
  Gilford Securities, Inc.
  McDonald & Company Investments
  Tucker Anthony Sutro
  Wechsler & Krumholz Incorporated

Form 10K and Other Information
A copy of the Company’s Annual Report on Form 10K, filed with the Securities and Exchange Commission is available without charge upon request. All inquiries should be addressed to the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393. Press releases and other information can be found on the Internet at the Company’s home page at http://www.rell.com.

Market Price of Common Stock

The Common Stock is traded on the NASDAQ National Market System under the symbol "RELL". The number of stockholders on record of Common Stock and Class B Common Stock at May 31, 2002 was 883 and 18, respectively. The Company believes there are approximately additional 2,400 holders who own shares of the Company’s Common Stock in street name. The quarterly market price ranges of the Company’s common stock were as follows:

	2002		2001

Fiscal Quarters	High	Low	High	Low

First	$ 14.9600	$ 9.5150	$ 18.8750	$ 12.0000
Second	12.5000	6.3600	17.7500	11.7500
Third	12.4900	11.0000	15.7500	11.3130
Fourth	13.1600	10.5900	14.8400	11.4380

Richardson Electronics, Ltd. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts

(in thousands)
COL. A	COL. B	COL. C		COL. D	COL. E
DESCRIPTION	Balance at Beginning of Period	ADDITIONS		Deductions - Describe	Balance at end of period
		(1) Charged to Costs and Expenses	(2) Charged to Other Accounts - Describe
Year ended May 31, 2002: Allowance for sales returns and doubtful accounts	$ 2,639	$ 1,568	$ -	$ 1,561 (1)	$ 2,646
Year ended May 31, 2001: Allowance for sales returns and doubtful accounts	$ 2,991	$ 968	$ -	$ 1,320 (1)	$ 2,639
Year ended May 31, 2000: Allowance for sales returns and doubtful accounts	$ 2,584	$ 1,461	$ -	$ 1,054 (1)	$ 2,991

(1)  Uncollectible amounts written off, net of recoveries and foreign currency translation.
(2)  Provision to increase EPA groundwater remediation reserve
(3)  Expenditures made for reserved items.